

2009 CommScope Annual Report / **evolve**



financial highlights

Five-Year Summary of Selected Financial Data (In thousands, except per share amounts)

Year ended December 31	2009	2008	2007[1]	2006	2005
Results of Operations:					
Net sales	**$ 3,024,859**	$ 4,016,561	$ 1,930,763	$ 1,623,946	$ 1,337,165
Gross profit	**865,404**	1,079,622	589,087	444,085	344,475
Restructuring costs	**20,645**	37,600	1,002	12,578	38,558
Impairment charges	—	397,093	—	—	—
Operating income (loss)	**247,533**	(89,531)	286,543	158,584	74,862
Net interest income (expense)	**(120,752)**	(130,049)	13,872	3,787	(3,251)
Net income (loss)	**77,799**	(228,522)	204,841	130,133	49,978
Earnings (Loss) Per Share Information:					
Weighted average number of shares outstanding:					
Basic	**85,091**	69,539	61,313	58,524	54,828
Diluted	**96,600**	69,539	74,674	72,266	67,385
Earnings (loss) per share:					
Basic	**$ 0.91**	$ (3.29)	$ 3.34	$ 2.22	$ 0.91
Diluted	**$ 0.86**	$ (3.29)	$ 2.78	$ 1.84	$ 0.78
Other Information:					
Net cash provided by operating activities	**$ 483,630**	$ 361,921	$ 239,925	$ 118,824	$ 86,255
Depreciation and amortization	**204,352**	218,602	49,507	55,557	60,166
Additions to property, plant and equipment	**40,861**	57,824	27,892	31,552	19,943

As of December 31	2009	2008	2007[1]	2006	2005
Balance Sheet Data:					
Cash and cash equivalents	**$ 662,440**	$ 412,111	$ 649,451	$ 276,042	$ 146,549
Short-term investments	**40,465**	—	—	151,868	102,101
Goodwill and intangible assets	**1,716,427**	1,818,385	2,253,979	215,345	220,653
Property, plant and equipment, net	**412,388**	468,140	525,305	242,012	252,877
Total assets	**3,941,316**	4,062,760	5,106,571	1,302,473	1,102,181
Working capital	**1,155,830**	784,735	1,233,169	624,557	412,320
Long-term debt, including current maturities	**1,544,478**	2,041,784	2,595,819	284,100	297,300
Stockholders' equity	**1,548,983**	1,008,358	1,280,008	739,104	522,025

[1] *CommScope acquired Andrew Corporation on December 27, 2007. CommScope's 2007 Results of Operations do not include any Andrew results. The 2007 Balance Sheet Data reflects the preliminary estimate of the fair values of Andrew's assets and liabilities.*



CommScope®—Helping the World Connect, Helping Customers Evolve

CommScope is a global leader in connectivity solutions for communications networks. We provide infrastructure solutions for wireless, business enterprise, residential broadband and carrier wireline networks. CommScope is the behind-the-scenes connection that helps the evolving world communicate—at work, at home and on the go. By committing to integrity, innovation, quality and performance and, by building those values into every CommScope transaction, we give our customers the power to help their customers connect and communicate where, when and how they choose.

> "We started the year with a lot of uncertainty and unknowns, and our team pulled together to create a bright future for CommScope. I'm most proud of our people, how they cooperated and came together more than ever to make us a better company. The year started as a question mark and today we're ready to turn that into an exclamation point."
>
> *Frank Drendel*


Eddie Edwards, President and Chief Operating Officer, and Frank Drendel, Chairman and Chief Executive Officer

To Our Shareholders

Survival of the fittest aptly describes 2009. We were happy to bid it farewell, as it was one of the most difficult and challenging years in memory. We continuously fought the effects of the global economic crisis and a sharp reduction in customer spending that led to a 25 percent drop in revenues. We endured the crisis, adapted to unprecedented volatility and we believe we have positioned ourselves to thrive in an evolving market.

We're also glad to see 2009 close for a less obvious reason—the promise that lies ahead. In the face of the recession and its toll on our revenues, our global team was highly successful on several fronts, including maintaining profitability, generating record amounts of cash, strengthening our balance sheet, reducing our cost structure, completing the Andrew merger integration efforts, and improving upon our market-leading position in nearly every major product category.

We believe we are approaching a turning point and in an enviable position. When the economy rebounds in earnest, we believe our company is positioned to take advantage and thrive based on our improved operational, competitive and financial strength.

As a result of the market turmoil in 2009, CommScope's sales declined year-over-year approximately 25 percent to $3.02 billion. Our operating profit was $247.5 million. Excluding special charges and the amortization of purchased intangibles, our adjusted operating income was $389 million, which declined year-over-year consistent with sales. These numbers, on the surface, are disappointing. But in the context of the economic environment, CommScope managed well and beneath the surface showed many positive signs.

One of the highlights of 2009 was our cash flow performance. Despite the decline in revenue, we generated $483.6 million in cash from operations, a record-setting performance in a very challenging environment. Our results in cash flow generation and adjusted operating income—metrics on which we place great emphasis—are the result of our company's diligent efforts in cost controls and cash management. The efforts by our Broadband team were especially noteworthy as they achieved record profitability and operating margins in 2009 during one of their most challenging market environments ever.

The Great Evolution

Lost in all the news reports and focus on the Great Recession is that the communications industry is in the midst of a Great Evolution, one that is extraordinary in its scope and profound in its impact on all who touch our world of network connectivity.

Take a close look and it is obvious there are changes underway all around us that are having a significant impact on CommScope and represent enormous opportunities for us.

For example, the markets we serve are evolving. Witness the rapid blurring of lines separating cable television operators from telecommunications carriers from wireless operators. Large network providers are morphing into "do everything" companies that touch all of CommScope's businesses, increasing our value to them as a total solution provider. In addition, our traditional customer hierarchy is changing rapidly through consolidation and economic pressures.

Eddie Edwards, previously executive vice president and general manager of CommScope's Wireless Network Solutions segment, replaced Brian Garrett as president and COO, effective January 1, 2010. In addition to the WNS role he has served since the Andrew acquisition, Eddie has been CommScope's executive vice president of business development since 2005. He also has served in a variety of other executive roles since joining the company in 2001. Prior to CommScope, he served as president of Radio Frequency Systems (RFS), president and chief executive officer of OFS Fitel, LLC and OFS BrightWave, LLC, and president of Alcatel NA Cable Systems, among other roles.

Technologies are evolving, too. Another wave of next generation is upon us as wireless operators begin trials and rollouts of Long Term Evolution (LTE) and WiMAX technologies, business enterprises move toward 10 gigabits per second and intelligent building systems, cable television operators focus on fiber-to-the-premises, and Internet Protocol replaces traditional circuit-switched networks. CommScope has innovative solutions in each of those areas to help our customers plan and implement their moves to the next generation.

Geographies evolve, as well. Massive, yet still-developing markets such as India and China are fueling investment that is quickly dwarfing established markets, requiring locally-sourced and readily-available low-cost products and solutions, and spawning a whole new set of Asian-based competitors. CommScope is uniquely positioned to succeed throughout the world with strategically located facilities that provide a strong regional presence and proximity to where customers most need us.

Consumers like you have a prominent role, too. The incredible, insatiable demand for bandwidth continues, driven in part by the rapid adoption of smartphones and video-heavy applications. In addition, a highly mobile culture that has rapidly adopted social networking is fueling the expectation of reliable connectivity everywhere. That's our bread-and-butter. CommScope specializes in connectivity solutions that extend networks and add bandwidth capacity.

Our customers and their networking requirements also are evolving. The global recession has amplified the focus on network solutions that reduce operating and capital expenses, and on doing business with reliable, stable vendor partners such as CommScope. Environmental issues also are changing how networks are designed and implemented. CommScope has charged forward with innovative solutions that contribute to a greener footprint.

You get the idea—away from the spotlight of the troubled economy, there is a lot of evolution going on. The nature of this continuous state of evolution in the telecom business is that it is not easy to pinpoint when an evolution begins or when it will end. One thing is clear. CommScope is here to help customers navigate the challenges and obstacles presented by these changes, and we stand ready to take advantage of the many opportunities they present to our company. We believe there is no one more prepared or experienced to do so.

CommScope Readies for the Evolution

We've been a part of every significant telecom industry evolution for the past several decades, successfully helping customers as technologies shift, standards change, consumers alter behaviors and economies contract and grow. While the circumstances today may be different, we again are helping our customers through this current evolution by addressing their future network needs.

So how has CommScope evolved, and how is it evolving further? The challenges we face today, similar to most companies, are significant. Customers remain cautious and risk-averse. Economic recovery likely will be slow. While many competitors are weakened, new ones are emerging. Raw material costs remain volatile.

However, our confidence and enthusiasm for the years ahead is high, rooted in our long-standing financial and operational disciplines and the great work over the past two years—on two fronts—that has made CommScope better prepared for a bright future.

First, we have completed integration of the former Andrew Corporation into our company. As a result, we strengthened our position as a world leader in connectivity solutions for communications networks. We have a stronger presence in the fastest growing regions of the world, an expanded portfolio of wireless products and solutions, and a deeper team of talented employees.

We also exceeded our merger integration targets, achieving $130 million in savings through facility consolidation, procurement savings, divestiture of non-core and underperforming businesses, and related actions. While significant opportunities remain, we took the first steps toward achieving revenue synergies—new sales opportunities and market expansions enabled by the coming together of these two great companies. Examples include selling our industry leading wireless coverage and capacity systems into the enterprise channel and providing our innovative cabinets and enclosures to wireless network operators.

Secondly, and in parallel to the Andrew integration activities, we aggressively sought to maintain our solid financial foundation by focusing hard on our long-standing financial disciplines of cost containment and cash flow generation when the financial market calamities and recession hit. In order to preserve our financial flexibility, we took necessary, and often painful, actions such as workforce reductions, facility closures, salary freezes, bonus program suspensions and deep spending cuts in response to the dramatic decline in customer spending. We also completed significant capital markets transactions that solidified our balance sheet and enabled us to reduce further the debt incurred from the Andrew acquisition. Meanwhile, we kept the research and development and product development engines humming to ensure CommScope can provide connectivity solutions that help customers address booming bandwidth requirements and evolve to next generation networks.

Positioned To Thrive

So, despite the extreme challenges brought on by the global economic crisis, we have strengthened our company through efforts such as the Andrew integration, cost management, capital markets transactions and the development of innovative solutions that will help our customers address bandwidth requirements in their networks. We believe our company is positioned to thrive when the economy turns around. As it does, we will have proactively positioned ourselves to be even stronger operationally, competitively and financially, and believe we are ready to deliver growth that is better than the overall market.

We stand ready for a shift to offense. To help us take advantage of the numerous opportunities available during this Great Evolution, we restructured management under our new president and chief operating officer, Eddie Edwards, at the start of 2010. We created three new company-wide organizations across our segments that have global responsibilities for the commercial, supply and technology areas of CommScope. These three organizations replaced the former structure of self-contained businesses built around the markets they serve. The former structure served us well while we integrated Andrew. We believe this new structure will position CommScope better for the many opportunities ahead and will help us support our customers around the world with higher levels of innovation, quality and service.

In these evolutionary times, customers expect us to be smarter, faster, more efficient and more creative. We plan to accomplish that as "One CommScope" by combining similar functions, rather than housing them in separate businesses. We intend to be faster and more responsive, as common functions—whether sales, marketing, product management, R&D, operations, supply chain, logistics, technology or others—are combined in the same organization. It also helps us better address five of our key business fundamentals—quality, innovation, continuous improvement, integrity and speed—while removing as many internal obstacles as possible to help us achieve our goal of faster, more profitable growth.

Two significant customer achievements provide a strong hint at what may lie ahead for us as "One CommScope." CommScope was chosen to provide wireless and enterprise connectivity in two of the highest profile sports stadium projects of the year—the new Cowboys Stadium in Arlington, Texas, the largest enclosed arena in the world, and stadiums that are hosting the 2010 FIFA World Cup matches in South Africa. These landmark projects showcase CommScope's ability to support customers successfully across our businesses with a broad range of innovative solutions. We are working hard to deliver this "One CommScope" approach on many more projects in the coming year.

Despite all the market and economic hurdles of the past year, the CommScope team has accomplished a lot. We deeply appreciate how our employees have embraced this ongoing evolution and prepared us for this next big step. They worked extremely hard, focused on making their company stronger, and made many personal sacrifices. We are grateful to have such a great team of talented people within CommScope.

Speaking of talented people, we will be saying farewell to two of the company's long-time leaders, Brian Garrett and Bill Gooden. Brian, who has served CommScope for 30 years and for the past 13 years was our chief operating officer, chose to step down as COO at the end of 2009. Brian has been a great leader for CommScope and he can claim much credit for CommScope's success over the years. Meanwhile, Bill stepped down in late 2009 as controller and principal accounting officer after 31 years of business, financial and accounting leadership. As both Brian and Bill transition to retirement in 2010, we will benefit from their significant business insights and experience in advisory roles. Thanks, Brian and Bill, for all you have done for CommScope over your tremendous careers. We will miss you, but wish you the best in your coming retirement.

Despite the challenges we continue to face, CommScope looks forward to what lies ahead in 2010 and beyond. We appreciate the support of our customers, shareholders, employees and friends as we grow this company and take advantage of the numerous opportunities presented by this Great Evolution.



Frank M. Drendel
Chairman and Chief Executive Officer



Eddie Edwards
President and Chief Operating Officer

Questions

about CommScope are addressed by Chairman and Chief Executive Officer Frank Drendel, President and Chief Operating Officer Eddie Edwards, and Executive Vice President and Chief Financial Officer Jearld Leonhardt.

The global economy created poor business conditions in 2009 for most companies. How did CommScope perform overall?



Frank Drendel

Drendel: Clearly, 2009 was a poor business environment for almost all companies, including CommScope. Customer spending was down across the board, creating some very distinct challenges for our business. However, CommScope managed well in these depressed conditions. Despite a nearly 25 percent year-over-year decline in revenue, we maintained or increased market share in most areas of our business. In addition, we showcased our ability to deliver profitability, generate record amounts of cash and strengthen our balance sheet. Those kinds of results in those kinds of business conditions can only happen when the team has successfully focused on winning by keeping costs down, improving quality and spending wisely. It also speaks volumes about one of our key business principles—fiscal discipline. We are long-standing believers that cost management, cash flow generation and profitable growth create a foundation of strength, in good times and bad. Combined with the exceptional experience of our management team, we were able to act quickly and decisively from a position of strength in fighting the effects of the economy. I am deeply proud of how well our team responded to these extraordinary times.



Jearld Leonhardt

What actions did CommScope take in 2009 to counteract effects of the economy?

Leonhardt: CommScope's history of fiscal discipline, in addition to merger integration actions already underway in 2008, gave us a head start in dealing with the economy's drastic impact on customer spending during 2009. We focused heavily on cash generation through cost efficiency, inventory reductions and lower expenses, without sacrificing the strong foundation we have built or efforts we believe will benefit customers and employees over the long term. In addition to difficult actions such as workforce reductions, wage freezes and bonus suspensions, we targeted inefficiencies in our work processes, supply chains and manufacturing operations, looking for additional ways to save time, money or resources while improving customer relationships. It was a tall order, but one that I believe we met successfully and will deliver long-term benefits to the company. We also completed significant capital markets transactions that helped us lower our outstanding debt and improve our overall financial flexibility. Our ability to raise more than $500 million and solidify our balance sheet in horrible market conditions was a highlight of the year, in my opinion.

How did the financing transactions help the company?

Leonhardt: CommScope borrowed $2.1 billion to finance the December 2007 acquisition of Andrew Corporation. After the economy soured and credit markets tumbled a year later, companies with significant debt, such as CommScope, came under increased scrutiny from investors. Companies with significant debt can be assumed to be riskier investments due to less flexibility to operate their businesses, especially in tough environments. For CommScope, a complicating factor is that our credit agreements contain covenants that require us to meet certain financial tests. The financial covenants were scheduled to become more restrictive in September 2009. As the global economic crisis heightened, some investors were becoming uneasy about our ability to meet these more restrictive covenants, which, they feared, could result in our lenders imposing higher interest expense or further restrictions in how we operate our business. This uncertainty weighed heavily on our stock price.

We set out to remove that doubt so investors could instead focus on how our business was performing. In the first half of 2009, CommScope raised more than $500 million in a combination of common stock and convertible debt in order to pay down a significant portion of our debt. This debt reduction provided the company with more financial flexibility—particularly important during challenging times.

By using most of the proceeds from the capital markets transaction to reduce our debt, we also successfully obtained an amendment to our credit agreement that helped us maintain compliance with the financial covenants. Through this amendment, we were able to defer the more restrictive covenants until September 2010, without any change to the underlying interest rates we pay—allowing us more time to further reduce debt, which will help with future covenant compliance as well.

We saw a quick, positive response from the financial community. In response to CommScope amending its credit agreements and the paydown of debt, the two major debt rating agencies each upgraded CommScope's rating outlook.



Eddie Edwards

What are some of your business highlights for the year?

Drendel: A few highlights that leap to mind are the capital markets financing transactions, completion of nearly all the Andrew merger integration activities, and the role CommScope played in providing the enterprise and wireless connectivity within the new Cowboys Stadium near Dallas. Each are unrelated and vastly different, yet showcase CommScope and its people at their finest. But overall, the accomplishment that means most to me is how, in the face of tremendous adversity, the global employees of CommScope came together and made a strong company even stronger. Through their great work, I am confident that when the economy rebounds, CommScope can take advantage of our improved operational, competitive and financial strength and grow faster than the market.

Edwards: We saw great results from our R&D, engineering and product development teams during the year, resulting in a revamp and upgrade of virtually every major product portfolio. Each has been positioned to help customers during the technology evolution that is underway in wireless, broadband and enterprise. SYSTIMAX® 360, GeoLENs™ mobile location, SmartBeam® antennas, advanced integrated amplifiers and remote radio heads for wireless base stations, and Signal Vision® cable TV products are just some of the innovative solutions that will help our customers around the world navigate the technology changes that are affecting their networks. The year also featured a strong and profitable turnaround in the Wireless Network Solutions segment, the best operational performance in the Broadband segment in many years, and many successes in the fast-growing markets of China and India.

What is the status of the Andrew Corporation merger integration?

Edwards: Two years after the transformational acquisition of Andrew in December 2007, our integration activities are largely complete, with our key synergy targets exceeded. We achieved $130 million in merger synergies, far exceeding our original two-year target, and took the first steps toward creating revenue synergies from this combination, such as by selling in-building wireless systems into the enterprise channel and cabinet enclosures into the wireless channel. We are pleased with the outcome of this huge endeavor, thanks to the great work of so many employees around the world. CommScope is a much stronger company today, thanks to the addition of Andrew and the efforts of our people in successfully managing a complex integration during one of the worst economies any of us has ever seen.

What is your view of the business environment in 2010?

Drendel: We remain cautious about the global business environment, despite seeing initial signs of economic recovery in 2009. It is too soon to be bullish when so many companies are still stinging from the effects of the recession. However, we are enthusiastic about our company's position coming out of 2009. The long-term demand for bandwidth remains unfettered. It is amazing how much data is being pushed through networks today, and the industry continues to struggle to keep up with what consumers want. That demand for bandwidth is music to our ears. High definition programming and high speed internet into the home, the prevalence of smartphones in the hands of consumers, and the need for integrated, intelligent building systems serving business enterprises—all are stressing today's networks. As a world leader in providing network connectivity—the enabler of high speed data—CommScope stands to benefit from additional investments in wireless, wireline, enterprise and cable television networks around the world.

What are your key focus areas for 2010?

Edwards: We have essentially finished with merger integration and successfully endured the worst economy in 80 years with profitability, improved gross margins and record cash flow. CommScope's business model is proven and tested. Now is the time to grow that model and go on the offensive. In this still-cautious economic environment, we need to hold the line on costs, but we will invest more heavily in sales, marketing and R&D to ensure we stay front-and-center with innovative, reliable solutions for our customers. We intend to stimulate greater revenue growth and expand our business faster than our competition and the industry as a whole. Through a focus on quality, innovation and integrity, we must clearly show customers that there is no better choice than CommScope.

Why did CommScope change the structure of the organizations under the COO heading into 2010?

Edwards: The bottom line is we were ready for it. This is a turning point, one that we have been preparing for. The Andrew integration is largely behind us, the economy eventually will turn around, we have a stronger company, and it's time to grow. The changes we've implemented are intended to help CommScope turn its attention from merger integration and defensive actions in response to the economic crisis to an offensive posture focused on profitable growth. In this evolving environment, customers expect us to be smarter, faster, more efficient and more creative. We plan to accomplish that through a structure that combines similar functions, rather than housing them in separate businesses. We believe this will position CommScope well for the many opportunities ahead and will help us support our customers around the world with higher levels of innovation, quality and service. Through this new structure and all the great efforts at fortifying our position over the past two years, we believe we are in an enviable position of strength that can lead us to long-term success.

What are you most proud of in 2009?

Drendel: We started the year with a lot of uncertainty and unknowns, and our team pulled together to create a bright future for CommScope. I'm most proud of our people, how they cooperated and came together more than ever to make us a better company. The year started as a question mark with a lot of "playing defense" and today we're on offense, ready to turn that into an exclamation point.

Leonhardt: I'm proud of how CommScope came through 2009 with a stronger portfolio of customer solutions, a stronger balance sheet and a stronger team of employees. We took the appropriate actions in reducing costs and bolstering our financial strength in less than certain times. It paid off, and CommScope is a better company as a result. It speaks well of our employees and their abilities to endure, focus and create for us an enviable position heading into 2010 and beyond.



'An Outstanding Leader and Role Model' Transitions to Retirement

Brian Garrett, whose leadership helped make CommScope a global communications infrastructure leader, stepped down as president and chief operating officer effective January 1. He will complete his transition to retirement later in 2010 after 30 years with the company. Eddie Edwards, previously executive vice president and general manager of CommScope's Wireless Network Solutions segment, has replaced Brian as president and COO.

"Brian has been an outstanding leader and role model throughout his tenure with CommScope," said Frank Drendel, chairman and chief executive officer. "He clearly has left his mark on our company with his many contributions and accomplishments, the manner in which he conducts business, and the countless friends he has made along the way. We could not have achieved what we have without his leadership."

Brian joined CommScope in 1980 as vice president of engineering. He later served as CommScope's Network Cable Division vice president and general manager, a business he helped launch. Brian was promoted to executive vice president before being named president and chief operating officer in 1997, the year CommScope attained public ownership after being spun-off from General Instrument Corporation. Until his retirement, Brian will remain with CommScope and take on specific projects, which will enable the company to continue benefiting from his knowledge, insights and leadership.

'I Leave With Confidence'

Upon announcing his impending retirement, Brian Garrett sent a letter to all CommScope employees regarding his transition and thoughts on the company and its people. Excerpts of the letter follow.

Since our inception, we have successfully operated CommScope based upon simple but powerful core values: customer focus, pursuit of excellence, integrity, and trust in our fellow teammates—along with lots of hard work. These core values have helped us become global industry leaders...and I believe they will continue to guide us toward ongoing success.

...Our people and culture have enabled us to continue to build leading market positions in nearly every major product category in our industry. It also has helped CommScope withstand the worst economic downturn in 80 years with all the tools, assets, and talent we need to succeed....

...Now is the perfect time to...unleash the strengths of all our technologies, people and capabilities, and uniformly apply them to all of our global channels and markets as "One CommScope." It also is the time to bring forward and provide broader challenges to our best and brightest people, who will lead us through the next period of expansion....

...I care greatly about CommScope and the many people who have also dedicated themselves to this great business we enjoy today. I can also say that I leave with confidence for continued success and a sense of excitement for all of you that will be part of CommScope in the coming years. I've spent considerable time with customers, investors, and many of you around the world, and I can say there is real understanding of what we have become, and excitement over what we can offer in the future. I believe we have the talent, technology and resources to continue our legacy of profitable growth....

My thanks go to the many who have worked so hard for so long to create and grow the kernel of a small cable company into the global communications infrastructure leader that CommScope is today. The future for the company has never looked brighter....Thank you for the trust and support you have given me over the years. I am deeply grateful.

Brian D. Garrett

One CommScope / at a glance

segment	segment description	customers	business applications
Antenna, Cable, and Cabinet Group $1,276.4 million (2009 revenues)	• A global leader for wireless network connectivity solutions such as commercial base station antennas, microwave antennas, cable products and cabinets • A global leader in wireline cabinets for the connection and protection of telecom grade equipment and networks	• Wireless network operators • Original equipment manufacturers • Wireline telecommunications carriers • Competitive local exchange carriers	Infrastructure solutions for: • Traditional wireless and wireline networks • 3rd and 4th generation wireless technologies • Voice, data, video services • Specialized applications for microwave communications systems • Fiber-to-the-node (FTTN) networks • Connection, protection and integration of wireline equipment
Enterprise $660.6 million	• A global leader in network infrastructure solutions, delivering a complete end-to-end physical layer solution, including cables and connectivity for twisted pair, coaxial and optical fiber applications, network rack and cabinet enclosures, intelligent infrastructure software, in-building wireless, network design services and training—solutions that enable a connected enterprise	• Majority of the FORTUNE 100 • Global companies • Large multi-nationals • Small- to medium-sized businesses • Governments	Enterprise networks supporting: • Data, voice, video • Data centers • Intelligent buildings • Security • In-building wireless
Wireless Network Solutions $617.7 million	• A leading global provider of integral components for wireless base stations; products that enhance and extend coverage and capacity of wireless networks; system platforms for supporting emergency and location-based services; and network planning and optimization products and services	• Wireless network operators • Original equipment manufacturers • Business enterprises	Infrastructure solutions for: • Traditional wireless networks • 3rd and 4th generation wireless technologies • Voice, data, video services • Emergency and location-based services
Broadband $472.9 million	• A leading global manufacturer of radio frequency and optical solutions for broadband cable television and other voice, video and data applications	• Cable television operators • Broadband service providers • Telecommunications companies	Infrastructure solutions for: • Hybrid fiber coaxial (HFC) and fiber to the premise networks deployed throughout the world to simultaneously facilitate video, voice and data

representative products/solutions	industry drivers	2009 highlights
• Base station antennas • Microwave antennas • Aluminum, copper, and specialty coaxial cable • Connectors and assemblies • Base station site installation products and services • Telephone central office connectivity products and system architecture • Secure environmental cabinets for wireline and wireless applications	• Global deployment of 3rd and 4th generation wireless infrastructure, including LTE, WiMAX, TD-SCDMA • Emerging markets, data downloads, video, new subscribers • Telephone companies upgrading infrastructure to expand high-speed data and video services • Growth in demand for wireless services globally	• Participated in numerous LTE and WiMAX 4G network trials/ deployments • Participated in the largest 3G rollout ever, as the only non-indigenous base station antenna supplier for China Unicom and China Telecom • Introduced SmartBeam® base station antenna family, enabling remote beamwidth optimization, a network planning revolution • HELIAX® FXL smoothwall aluminum cable continues to gain acceptance by major customers worldwide • Introduced ValuLine Vision™ microwave antenna solution, which offers high-performance backhaul in a smaller antenna size • Introduced environmentally-friendly fuel-cell cabinets • Recognized for outstanding performance by major customers, including Huawei and ZTE
• SYSTIMAX®—high-performance, intelligent network infrastructure solutions enable mission critical, high-bandwidth applications • Uniprise®—quality, easy-to-use solutions powering reliable network infrastructure technology at the right value • Enclosures—physical structure and protection for infrastructure • SYSTIMAX iPatch®—intelligent infrastructure hardware and software • In-building wireless solutions • InstaPATCH®/ReadyPATCH™—pre-terminated fiber and copper solutions	• Globalization • Data center consolidation • IP-convergence • Demand for high quality in-building mobile coverage and service • Need for improved network monitoring and control • Security	• Provided connectivity infrastructure for the Dallas Cowboys' stadium, Yankee Stadium, NY Mets' Citi Field and stadiums hosting the 2010 FIFA World Cup in South Africa • Introduced next generation SYSTIMAX® 360 integrated innovative copper, fiber and intelligence solutions • Introduced InstaPATCH® 360 System, enabling data center installers to simply and quickly connect fiber system components together—gaining improved density, performance, reliability • Performance specifications of Telecommunications Industry Association's standard, published August 2009, reflect those of SYSTIMAX LazrSPEED® 550—the same visionary fiber solution in deployment in LAN and data center applications since 2003 • Provided intelligent infrastructure to numerous government facilities
• Single- and multi-carrier power amplifiers • Filters/combiners • Tower mounted amplifiers • Remote radio heads • Geolocation software and location-based platforms • Network optimization and test tools • RF repeaters and boosters • Optical RF distribution networks • Radiating cable	• Global deployment of 3rd and 4th generation wireless infrastructure • Emerging markets, data downloads, video, new subscribers • High growth in demand for wireless services globally • Network coverage needs inside buildings, tunnels, other hard-to-reach locations • Regulation for E911/112 location capability • Adoption of location-based services	• Chosen to provide wireless and enterprise connectivity to the Dallas Cowboys' stadium and stadiums hosting the 2010 FIFA World Cup in South Africa • Won contract to provide RF coverage in world's longest railway tunnel, Gotthard Base Tunnel in Switzerland, and in world's tallest building, Burj Dubai building in Dubai, UAE • Introduced GeoLENs™, a next generation of solutions for enabling location-capable networks • Comsearch introduced next generation microwave planning software solution, iQ.link®XG, for upgrades to backhaul networks • Introduced Invex.NxG® i.Walk™ and Invex.NxG® i.Scan™ systems for in-building and LTE network testing • Recognized for outstanding performance by major customers, including Huawei and ZTE • Leading supplier of amplifier solutions for LTE trials
• Coaxial and fiber optic cable • Conduit and cable-in-conduit • BrightPath® FTTH system • RF subscriber products (passives, indoor amplifiers and addressable taps)	• Consumer-driven applications requiring increased bandwidth (HDTV, VOD, VoIP) • Competition between cable and telephone companies • Increased focus on providing business services • Cellular backhaul • International opportunities	• Achieved record profitability despite difficult market conditions • BrightPath® and flat drop fiber cable designs earned Rural Utility Service (RUS) acceptance for US government grants/loans to rural service providers • Signal Vision® introduced a new multimedia over coax alliance (MoCA) amplifier for in-home applications • Signal Vision developed a new nano amplifier to support high-performance in-home applications • Expanded AIM (Advanced Inventory Management®) deployment to additional US customer locations

Positioned for Growth

As 2010 began, CommScope restructured to take advantage of opportunities for accelerated growth. CommScope created three new organizations with global responsibilities for the commercial, supply and technology areas of the company. These three organizations replaced the previous structure of self-contained organizations built around the markets they serve.

World-Class Service and Solutions

Ted Hally in the new Executive Briefing Center in Richardson, TX, that was opened in 2009 as a showcase for CommScope's Enterprise Solutions. In background, Simon Cowley (left), global technical vice president, and Chris Kelley, field engineering specialist, were among those instrumental in the design and construction of the customer center.

Commercial Sales and Products/ Ted Hally

Ted Hally, formerly executive vice president and general manager, ACCG, is EVP and chief commercial officer, with global responsibility for all sales, marketing, product development, research and product management.

Ted Hally is clear about his new organization's priorities. "Customers—they are number one. CommScope is very proud of its service history and we want to continue to develop and enhance that reputation. I think you will see a lot more teamwork across our businesses in providing customers with world-class service and world-class solutions."

Hally's Commercial Sales and Products organization features all customer-facing areas of CommScope. This globally coordinated organization will enable the company to devote more resources to regional and global accounts, develop a broader range of solutions that meet continually evolving requirements of customers, and seize upon the numerous growth opportunities ahead.

The impetus for this change, in part, is the evolution underway to a world of data that is truly global, IP-based and impacting wireless and wireline networks. Whether customers are wireless, cable or wireline operators, or enterprises of any size, they share a common challenge of meeting the rapidly increasing demand that communications is placing on their networks. These enormous waves of demand for bandwidth will continue to challenge customers—and CommScope believes it is uniquely positioned to help meet those needs with advanced solutions.

"With the emergence of IP and multimedia, we have a wonderful opportunity to develop new connectivity solutions for this evolving world. We already are seeing the value of our new structure in addressing multi-solution customer requirements. Customers are looking to CommScope for the greater capabilities and cost-effective solutions that this new organization can unleash. For example, we already have had fruitful discussions with global carrier customers regarding business activities that include enterprise and broadband."

Bringing a "One CommScope" approach to customers will be a fundamental building block to future growth. Hally expects CommScope's future success to be built off the great work already being done by the wireless, enterprise and broadband teams, and points to a few 2009 successes as examples.

"We've had good success in early customer LTE trials in North America and Europe, with a high expectation that these opportunities will grow in 2010 and position us well when LTE becomes a volume market. The stakes are big for us to participate in these trials, learn from them and meet customer requirements. It's a big achievement. We're proud of that and look forward to more.

"Our Enterprise business' success and its new global partnerships for data center build-outs were very encouraging, and we plan to increase our attention to this space. We are bringing more of this expertise and knowledge to our broadband and global carrier customers.

"Customers in Asia have begun to embrace CommScope's innovative HELIAX® FXL smoothwall aluminum cable solution as a highly reliable, lower cost alternative to copper-based cable. In fact, many of the Indian operators have approved and started rapid introduction of this technology, while a growing number of carriers elsewhere in the world have adopted this


天线装配自动输送线

Listen and Empower

Randy Crenshaw in Suzhou, China, one of CommScope's primary facilities for base station antenna manufacturing. Suzhou employees such as (from left) Gao Shenyu, Han Mowen, Kong Qingzhu and Fang Cunlu assembled antennas for many of the network build-outs in China and other Asian markets in 2009.

solution, too. These CommScope innovations in a mature line of products are providing greater choice to customers that help them maintain high reliability while lowering network costs.

"And we look to extend the good success we have had in establishing valuable channel partnerships with some of the world's top infrastructure and technology companies serving the enterprise and wireless markets. These channel partners extend our capabilities and reach in serving our customers anywhere they need us."

Global Supply/ Randy Crenshaw

Randy Crenshaw, previously executive vice president and general manager, Enterprise Solutions, is EVP and chief supply officer, with global responsibility for manufacturing, planning, sourcing and logistics.

The Global Supply organization combines all significant operational activities of the company into a cohesive unit focused on cost-efficient sourcing, production and delivery of best-in-class quality products and solutions. Global Supply will be the service and support engine to the new Commercial Sales and Products organization, providing worldwide manufacturing and logistical capabilities in a "One CommScope" approach to meeting our customers' evolving needs.

The key to making this vast organization achieve lasting success is something Randy Crenshaw remembers from his earliest days as a newly-minted engineer. "I didn't understand a lot about the company or its processes, so I went onto the production floor and spoke with the people who actually did the work, listening to their ideas. I've applied that at all levels of the business—listening to, facilitating and mentoring talent so that they are able to step up and execute. My secret to success is unencumbering people from things that keep them from being successful, removing impediments and enabling people to better control their own destiny. I've found talented people accomplish more and work with greater passion when they have the mindset of owners. You have to create the proper environment for people to flourish."

Crenshaw sees great potential in the role Global Supply will play within CommScope and for customers.

"We can be a much more responsive organization, more regionally focused and more unified as a company in serving our customers. We will be able to more easily support customers from multiple locations, making us more global, more cost-effective and more responsive in the long run.

"But we live in a new and evolving environment, one that requires us to respond, react, contract and expand quickly on a much leaner platform. We cannot afford to operate with excess capacity, excess inventory and underutilized assets. To meet the evolving needs of customers, we have to think differently. We intend to work with our partners and suppliers to build a capability that can flex with ever-changing demands.

"With the team we have at CommScope, we will do it. I believe we have the best of the best in operations, business planning, procurement, logistics, manufacturing and quality. This is an all-star team with extremely talented people. We will continue to expand our business as more customers understand and appreciate our global capabilities. Additionally, in an environment where our customer is more sophisticated and capable of measuring total cost of ownership, we believe CommScope will prove to be the best overall value."


A More Strategic
Customer Relationship

Bob Suffern in one of the testing labs at CommScope's Warren, NJ, facility. Engineering Manager Robert Urban (background) is part of the global team that helped revamp the RFPA product line in the past year.

Office of Technology/ Bob Suffern

Bob Suffern, previously senior vice president and general manager, RF Power Amplifiers, is SVP and chief technology officer, responsible for the company's overall technology direction.

In starting a new function within CommScope, Bob Suffern does not have to reflect back very far for the kind of value his new organization can provide to the company and its customers. The accomplishments of the Radio Frequency Power Amplifier (RFPA) organization he led from 2005 to 2009 provides a partial blueprint for what the new chief technology officer hopes to achieve in the future.

"I am very proud of what we did in this business. In 2009, we transformed ourselves from being a vendor of amplifier products to a total RF solutions provider through our development of innovative offerings such as integrated amplifiers and remote radio heads. By the end of 2009, two-thirds of that business' revenue was composed of new, advanced product solutions that were introduced over the previous 12 months.

"This whole idea of recognizing a trend in the industry and transforming our business to not only meet that trend—but become a leader in it—is really what we have to do more of across all of CommScope. As the world of network connectivity evolves, our businesses will undergo a huge transformation over the next few years. We must adapt quickly and be in front of changes so we can better assist our customers."

The CTO function is new to CommScope, but will play a vital part in its future, providing advocacy, planning, visionary and advisory roles in regards to technology direction and how it impacts CommScope and its customers. By representing CommScope in front of customers, industry organizations and standards bodies, the office of the chief technology officer will track and anticipate technology-based market developments, customer challenges and industry issues so that CommScope maximizes all opportunities that are presented by the continuous evolution of technology.

It is a role that Suffern relishes, especially with his 25-year technical and business background in the wireless and data communications fields. "We intend to build relationships at more senior levels with our customers than in the past, for their benefit and ours. Through these more strategic relationships, we can gain the type of advanced information about where our customers want to go and the strategic challenges they face. That information helps us adapt and develop solutions to help them achieve their goals.

"This is a great opportunity to work more closely with our customers and industry leaders, and help shape the strategy of CommScope going forward. We are providing our customers, especially at the more senior levels, a clear channel into CommScope to provide us input and guidance."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-12929

CommScope, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-4135495**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 CommScope Place, SE Hickory, North Carolina	**28602**	**(828) 324-2200**
(Address of principal executive offices)	(Zip Code)	(Telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the shares of Common Stock held by non-affiliates of the registrant was approximately $2.43 billion as of June 30, 2009 (based on the $26.26 closing price on the New York Stock Exchange on that date). For purposes of this computation, shares held by affiliates and by directors and officers of the registrant have been excluded.

As of February 11, 2010 there were 94,271,206 shares of the registrant's Common Stock outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Unless the context otherwise requires, references to "CommScope, Inc.," "CommScope," "we," "us," or "our" are to CommScope, Inc. and its direct and indirect subsidiaries on a consolidated basis.

This Form 10-K includes "Forward-Looking Statements" within the meaning of the Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and related laws. These forward-looking statements are identified by the use of certain terms and phrases including but not limited to "intend," "goal," "estimate," "expect," "project," "projections," "plans," "anticipate," "should," "designed to," "foreseeable future," "believe," "think," "scheduled," "outlook," "guidance" and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. Item 1A of this Form 10-K sets forth more detailed information about the factors that may cause our actual results to differ, perhaps materially, from the views stated in such forward-looking statements. We are not undertaking any duty or obligation to update any forward-looking statements to reflect developments or information obtained after the date of this Form 10-K.

ITEM 1. BUSINESS

General

CommScope, Inc., along with its direct and indirect subsidiaries (CommScope or the Company), is a world leader in infrastructure solutions for communication networks. Through our Andrew Solutions™ brand, we are a global leader in radio frequency subsystem solutions for wireless networks. Through our SYSTIMAX® and Uniprise® brands, we are also a world leader in network infrastructure solutions, delivering a complete end-to-end physical layer solution, including cables and connectivity, enclosures, intelligent software, in-building wireless and network design services, for business enterprise applications and data centers. We are also the premier manufacturer of coaxial cable for broadband cable television networks globally and one of the leading North American providers of environmentally secure cabinets for digital subscriber line (DSL), fiber-to-the-node (FTTN) and wireless applications. Backed by strong research and development, CommScope combines technical expertise and proprietary technology with global manufacturing capability to provide customers with infrastructure solutions for evolving global communications networks in more than 100 countries around the world.

CommScope, Inc. was incorporated in Delaware on January 28, 1997. On December 27, 2007, we acquired Andrew Corporation (Andrew) for approximately $2.3 billion in cash and 5.1 million shares of our common stock valued at approximately $255 million. The acquisition of Andrew is significant to us and historical financial information for periods prior to the acquisition may not be indicative of our financial condition and performance for future periods.

For the year ended December 31, 2009, our revenues were $3.0 billion and our net income was $78 million, both of which reflect the global economic downturn experienced during 2009. Our operating performance is typically weaker during the first and fourth quarters and stronger during the second and third quarters. For further discussion of our current and prior year financial results, see Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements included elsewhere in this Form 10-K.

Strategy

Our strategic vision is to be the leading global developer and provider of innovative communications solutions for deployment by communication service providers and enterprise users. Our acquisition of Andrew in December 2007 was an important milestone in achieving this objective. We strive to be recognized for the superior quality and performance of our products, outstanding service to our customers, the excellence of our employees and the value we deliver for our stockholders.

Our business strategy focuses on enhancing internal growth and operational efficiency from our existing businesses. We intend to enhance revenue by developing proprietary products and building upon our worldwide facilities and presence as well as our extensive global network of distributors, system integrators and value-added resellers. We consider opportunities for acquisitions, joint ventures or other investments that are a complementary strategic fit with our existing business. We also review our product portfolio and consider selectively divesting non-core or underperforming assets as necessary. Our industry-leading research and development teams continue to spearhead innovative developments in wireless infrastructure, cable and connectivity. We plan to build upon this legacy of innovation and our worldwide portfolio of approximately 3,200 patents and pending patent applications to provide leading-edge technology and new, high-performance infrastructure solutions to our customers.

Challenges

We continue to experience recessionary conditions in many of our key markets which have presented us with significant challenges. While we remain confident in the long-term opportunities ahead, we have significant near-term challenges, including:

- creating profitable growth in a challenging business environment;
- developing business plans and forecasts with reasonable levels of confidence in the current business environment;
- generating cash flow to reduce our debt levels and sufficient earnings to maintain compliance with financial covenants;
- maintaining excellent customer service while we strive to control costs; and
- supporting our best and brightest employees while we aim to become leaner.

We intend to improve efficiency by increasing our operating focus, improving productivity and simplifying processes. We also intend to continue to emphasize innovation and superior customer service, which we believe has helped us maintain our market leadership in all of our major businesses.

Operating Segments

Our four reportable segments, which align with the manner in which the business is managed, are as follows: Antenna, Cable and Cabinet Group (ACCG); Enterprise; Broadband; and Wireless Network Solutions (WNS). Net revenues are distributed among the reportable segments as follows:

	Year Ended December 31,		
	2009	2008	2007
ACCG	42.2%	46.3%	21.1%
Enterprise	21.8	22.0	46.5
Broadband	15.6	14.5	32.4
WNS	20.4	17.2	—
Total	100.0%	100.0%	100.0%

See Note 15 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K for additional segment and geographic financial data relating to our business.

ACCG

We believe that we are a global leader in wireless network infrastructure. The Company provides a one-stop source for managing the entire lifecycle of a wireless network, including complete infrastructure solutions for traditional wireless networks, Third and Fourth generation wireless technologies, voice, data and video services, and specialized applications for microwave communications systems.

The ACCG segment includes product offerings of primarily passive transmission devices for the wireless infrastructure market including base station and microwave antennas and coaxial cable and connectors as well as secure environmental enclosures for electronic devices and equipment used by wireline and wireless providers. The ACCG segment is largely composed of product lines that were part of legacy Andrew.

Base station antennas are a critical component of wireless infrastructure. This equipment captures wireless signals from users' handsets, delivers the radio frequency (RF) signal from the base station radio back to the handset and sends signals to operators' base stations. The base station antenna transmits and receives this wireless signal with a series of passive radiating elements that are designed to maximize efficiency in the frequency bands available to wireless operators. We offer a diverse product line of base station antennas ranging in size from approximately two feet long to large, tower-mounted antennas in excess of twenty feet long. Most of the product line is available with remote electrical tilt capability and certain models allow for network tuning (directing signal most efficiently) from the network operations center. We also manufacture a full line of microwave antennas for applications such as fixed-line telecommunications networks, broadband wireless infrastructure and wireless cell site backhaul. Microwave antennas take the RF signal from a microwave radio and create a highly directional point-to-point link with a similar microwave antenna at another location in the network.

Cable products include coaxial cables, fiber optic cables, twisted pair cables, connectors, cable assemblies and accessories. Coaxial cable is principally used to carry RF signals between the base station and the antenna. Coaxial cables, fiber optic cables and twisted pair cables are used for various wireless applications, including Third and Fourth Generation Wireless, Personal Communications Systems (PCS), Long Term Evolution (LTE), Code Division Multiple Access (CDMA), WiMax, Global System for Mobile Communications (GSM), Universal Mobile Telecommunications Systems (UMTS), Cellular, Multichannel Multipoint Distribution Service, Local Multipoint Distribution Systems, land mobile radio, paging, automotive and in-building wireless applications. We sell our semi-flexible coaxial cables and elliptical waveguide cable products for wireless applications under the HELIAX® trademark, which is available in both corrugated copper and smoothwall aluminum. We believe that we distinguish ourselves from our competition by offering technically advanced and higher performance cable products. In addition to cable, we provide cable connectors, accessories and assemblies which are also marketed under the HELIAX® brand. Coaxial cable connectors attach to cable and facilitate transmission line attachment to antenna and radio equipment. We provide multiple connector families, including EZFit™ and Positive Stop™ connectors.

Our cabinet solutions product line connects and protects electronic communications equipment for wireline and wireless service providers and original equipment manufacturers (OEMs). We are a North American leader in developing and providing environmentally secure and climate controlled cabinets to integrate complex equipment for DSL and FTTN deployments by telecommunication service providers. During 2009, we began shipping our full line of radio battery auxiliary (RBA) cabinets as well as an environmentally-friendly fuel cell solution that provides back-up power for cell sites. These products are targeted to global service providers and OEMs.

Enterprise

Through our SYSTIMAX® and Uniprise® brands, we believe we are the leading global provider of structured cabling systems for business enterprise applications, including data centers. The Enterprise group offers a complete portfolio of network infrastructure solutions that help enterprise customers, regardless of size, industry or information technology budget, take advantage of business and technology opportunities. We provide voice, data, video and converged solutions that support mission-critical, high-bandwidth and emerging applications as well as high-quality and reliable solutions that support applications for everyday needs.

The Enterprise segment consists mainly of structured cabling systems for business enterprise applications and connectivity solutions for wired and wireless networks within organizations. The segment also includes coaxial cable for various video and data applications that are not related to cable television.

A structured cabling system is the transmission network inside a building or campus of buildings that connects voice and data communication devices, video and building automation devices, switching equipment and other information-management systems to one another as well as to outside communications networks. It includes all of the in-building and outside plant campus cabling and associated distribution components from the point where the building or campus cabling connects to outside communications networks. A structured cabling system consists of various components, including transmission media (cable), circuit administration hardware, connectors, jacks, plugs, adapters, transmission electronics, electrical protection devices, wireless access devices and support hardware. Cables are classified by their construction, data transmission capability and the environments in which they can be installed. Components are designed to allow easy implementation, moves, changes and maintenance as customer requirements change. A well-designed distribution system is independent of the equipment it serves and is capable of interconnecting many different devices, including servers, personal computers and peripheral equipment and analog and digital telephones.

Enterprises are faced with a growing need for higher bandwidth connectivity solutions as network traffic and the number of network devices increase. Applications such as storage area networks, streaming audio/video, multi-site collaboration, database downloads, grid computing and large file transfers create an increasing demand for bandwidth and higher-performance structured cabling systems. While the rate of technology adoption or application development is difficult to predict, we believe that demand for bandwidth will continue to increase. We also believe that enterprises will continue to develop consolidated data centers to enhance performance, lower costs and improve controls and that we are well-positioned to be a leading supplier of the connectivity infrastructure for such data centers.

We utilize a unique approach to developing structured cabling systems that is supported by modal decomposition and simulation techniques developed by our laboratories. This sophisticated measurement and modeling tool analyzes the hundreds of interactions present in complex transmission systems. We believe this proprietary tool increases measurement accuracy and can effectively cascade individual components mathematically into a link or a channel. After collection of the modal data for a large number of individual components, through a mathematical process, we can simulate a link or channel as if all components were physically connected. We believe this modeling tool provides us a more comprehensive understanding of the properties of a cabling channel than our competitors. In addition, we are better able to identify weak links and refine components for system tuning and optimization. With this optimization, an unshielded twisted pair (UTP) cabling system can sustain speeds in the multi-gigabit range without radical new design. We believe that our unique tools help us create better-structured cabling solutions, deliver best-in-class total system performance and maintain a strong competitive position globally.

Broadband

The Broadband segment consists mainly of coaxial cable, fiber optic cable and conduit for cable television system operators. These products support multi-channel video, voice and high-speed data services for residential and commercial customers using hybrid fiber coaxial (HFC) architecture.

We design, manufacture and market coaxial and fiber optic cable and supporting apparatus, most of which is used in the cable television industry. We are the world's largest manufacturer of coaxial cable and a leading North American supplier of fiber optic cable for cable television and other video applications. Our coaxial and fiber optic cables are primarily used in HFC networks being deployed throughout the world. HFC networks utilize a combination of fiber optic and coaxial cable and are widely recognized as one of the most cost-effective ways to offer residential multi-channel video, voice and data services. Our broadband coaxial cables and zero water peak optical fiber cables provide sufficient bandwidth connectivity for services such as cable television, video on demand, high-speed Internet access, cable telephony and other interactive services. We are also a leading supplier to cable television of broadband radio frequency subscriber solutions through our Signal Vision® brand. The Broadband segment also offers fiber-to-the-home solutions under our BrightPath® brand and was one of the first to receive Rural Utilities Service approval from the U.S. Department of Agriculture.

Many other specialized markets or applications are served by multiple cable media such as coaxial, twisted pair, fiber optic or combinations of each. We also produce composite cables made of flexible coaxial and twisted copper pairs for full-service communications providers worldwide. We also provide a variety of cable-in-conduit products for telecommunication applications.

WNS

We believe that we are a leading global provider of integral components for wireless base stations as well as solutions that expand the coverage and capacity of wireless networks. The WNS segment consists of base station subsystems and core network products such as power amplifiers, filters, mobile location systems, network optimization systems and products and solutions that extend and enhance the coverage of wireless networks, such as RF repeaters and distributed antenna systems. Base station subsystems and RF products cover all of the major wireless standards and frequency bands and are sold individually or as part of integrated systems. The WNS segment is entirely composed of product lines that were part of legacy Andrew.

We design and manufacture high power integrated and multi-carrier RF power amplifiers that are used by wireless communication systems to boost the radio signal power for transmission across long distances and are usually located within base stations. We design and manufacture filters, duplexers, combiners and integrated antenna combining units for OEM and wireless service providers. We also supply tower-mounted amplifiers to OEMs and wireless service providers that use these products to improve network performance.

We are one of two major independent suppliers of network-based geolocation systems capable of providing wireless operators with the equipment and software necessary to locate wireless callers. We believe our network-based GeoLENs™ products are capable of meeting the accuracy and reliability requirements set by the U.S. Federal Communications Commission for E-911 networks and location-based services and can be used with many wireless interfaces, including CDMA, GSM and UMTS.

We provide a full line of RF repeaters and optical distribution systems, boosters, and passive components. They can be used as an efficient and low-cost alternative to base stations in areas where coverage is more critical than additional capacity. We also offer a wide array of coverage products consisting of both passive and active components that extend wireless network coverage into buildings and other areas where it may be difficult to otherwise provide wireless coverage.

Our wireless innovations solutions are used worldwide to extend and enhance the coverage and capacity of wireless networks. These solutions are sold directly to wireless service providers as well as to OEMs and third-party entities. Typical turnkey projects include coverage of highway tunnels, subway and railway systems, shopping centers, airports, stadiums, convention centers, office buildings and campuses.

On January 31, 2008, CommScope completed the sale of the Satellite Communications (SatCom) product line, acquired as part of the Andrew acquisition, to ASC Signal Corporation (ASC Signal). We received $8.5 million in cash, $5.0 million in notes receivable due April 30, 2011 and a minority ownership interest in ASC Signal. No gain or loss was recognized on the sale of SatCom. The SatCom product line had net sales of $0.8 million in 2009, $16 million in 2008, and $103 million in 2007 (prior to the acquisition of Andrew). The SatCom net sales subsequent to the divestiture relate to manufacturing transition services.

Manufacturing

We develop, design, fabricate, manufacture and assemble many of the products we sell. In addition, we utilize contract manufacturers for many of our product groups, including certain cabinets, power amplifiers and filter products. Our manufacturing facilities are located worldwide and each facility shares a company-wide commitment to quality and continuous improvement. We have worked to ensure that our manufacturing processes and systems and those used by our contract manufacturers are based on the quality model developed by the International Organization for Standardization (ISO) and that identical management guidelines are used at our different locations to produce interchangeable products of the highest quality. Quality assurance teams oversee design, international standards adherence, and verification and control of processes. All of our manufacturing facilities have received IS0 9000 certification, the most widely recognized standard for quality management. In addition, several of our facilities have the TL 9000 certification, which is a telecommunications-specific standard for quality management.

We utilize a significant number of worldwide facilities to meet our production demands, manage our overall production costs and improve service to customers. We continually evaluate and adjust operations in order to improve service, lower cost and improve the return on capital investments. During 2009, we continued to rationalize the production operations among our global manufacturing facilities. We expect to continue to evaluate our global facilities during 2010 and may make further changes, which could be significant.

Research and Development

Research and development (R&D) is important to preserve our position as a market leader and to provide the most technologically advanced solutions in the marketplace. Our major R&D activities relate to ensuring our wireless products can meet our customers' changing needs and to developing new enterprise structured cabling solutions as well as improved functionality and more cost-effective designs for cables, apparatus and cabinets. Many of our professionals maintain a presence in standards-setting organizations so that our products can be formulated to achieve broad market acceptance.

Customers

We market our products directly to telecommunication service providers or to OEMs that sell equipment to the providers as well as through an extensive global network of distributors, system integrators and value-added resellers. Major customers include companies such as Anixter International and its affiliates (Anixter), Alcatel-Lucent, Ericsson, T-Mobile, Nokia Siemens, Comcast Corporation, AT&T, Verizon, Graybar, Time Warner Cable and other major wireless and wireline carriers and broadband service providers. We support our global sales organization with regional service centers in locations around the world.

ACCG segment products are primarily sold directly to telecommunication service providers or to OEMs that sell equipment to the service providers. Our customer service and engineering groups maintain close working relationships with these customers due to the significant amount of design and customization associated with some of these products. No ACCG customer accounted for 10% or more of our consolidated net sales during 2009.

The Enterprise segment has a dedicated sales team that generates customer demand for our products, which are sold to customers primarily through independent distributors, system integrators and value-added resellers. During 2009, sales of Enterprise products to our top three distributors, system integrators and value-added resellers represented 16% of our consolidated net sales. Selling products through distributors has associated risks, including, without limitation, that sales can be negatively affected on a short-term basis as a result of changes in inventory levels maintained by distributors. These inventory changes may be unrelated to the purchasing trends by the ultimate customer.

Broadband segment products are primarily sold directly to cable television system operators. Although we sell to a wide variety of customers dispersed across many different geographic areas, sales to our three largest domestic broadband customers represented 7% of our consolidated net sales during 2009.

WNS segment products are primarily sold directly to wireless service providers and OEMs. No WNS customer accounted for 10% or more of our consolidated net sales during 2009.

Sales to OEMs and wireless service providers primarily originate in our ACCG and WNS segments. Sales to our top three OEM customers represented 18% of our 2009 consolidated net sales and sales to our top three wireless service provider customers represented 12% of our consolidated net sales during 2009.

We employ a global manufacturing and distribution strategy to control production costs and improve service to customers. We support our international sales efforts with sales representatives based in Europe, Latin America, Asia and other regions throughout the world. Our net sales from international operations were $1.5 billion, $2.1 billion and $0.6 billion during 2009, 2008 and 2007, respectively. International sales and operations are subject to a number of risks including political and economic upheaval, international conflicts, restrictive actions by foreign governments, adverse foreign tax laws and unfavorable currency fluctuations, among others.

Changes in the relative value of currencies may impact our results of operations. We may attempt to limit our exposure to currency fluctuations by matching the currency of expected revenues and costs or engaging in foreign currency hedging transactions. For more information about our foreign currency exposure management, see Note 8 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K.

Patents and Trademarks

We pursue an active policy of seeking intellectual property protection, namely patents and registered trademarks, for new products and designs. As of December 31, 2009, on a worldwide basis, we held approximately 3,200 patents and pending patent applications and more than 1,300 registered trademarks and pending trademark applications worldwide. We consider our patents and trademarks to be valuable assets, and while no single patent is material to our operations as a whole, we believe the CommScope®, Andrew®, SYSTIMAX® and HELIAX® trade names and related trademarks are critical assets to our business. We intend to rely on our intellectual property rights, including our proprietary knowledge, trade secrets and continuing technological innovation, to develop and maintain our competitive position. We will continue to protect certain key intellectual property rights.

Backlog and Seasonality

At December 31, 2009 and 2008, we had an order backlog of $372 million and $397 million, respectively. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions. Backlog includes only orders that are believed to be firm. In some cases, unfilled orders may be canceled prior to shipment of goods, but cancellations historically have not been material. However, our current order backlog may not be indicative of future demand.

Due to the variability of shipments under large contracts, customers' seasonal installation considerations and variations in product mix and in profitability of individual orders, we can experience significant quarterly fluctuations in sales and income. Our operating performance is typically weaker during the first and fourth quarters and stronger during the second and third quarters. These variations are expected to continue in the future. Consequently, it may be more meaningful to focus on annual rather than interim results.

Competition

The market for our products is highly competitive and subject to rapid technological change. We encounter competition in substantially all areas of our business from both international and domestic companies. Our competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies. We also face competition from certain smaller companies that have concentrated their efforts in one or more areas of the markets we serve. The following table summarizes some of our representative competitors by segment.

Product Groups	Representative Competitors
ACCG	RFS, Eupen Cable, Inc., Zhuhai Hansen Technology Co., Ltd., Emerson Electric Co., NK, Huber + Suhner, Amphenol Corporation, Powerwave Technologies and Kathrein
Enterprise	ADC Telecommunications, Inc., Belden, Inc., Corning Incorporated, General Cable Corp., Ortronics, Inc., Nexans SA, Panduit Corp. and Tyco Electronics Corporation
Broadband	Amphenol Corporation, Corning Incorporated, Prysmian, Belden, Inc., Draka Holding N.V., and Zhuhai Hansen Technology Co., Ltd.
WNS	Powerwave Technologies, RFS, Kathrein, TruePosition, Qualcomm, Agilent Technologies, Comarco Wireless Technologies, Ericsson TEMS, ADC Telecommunications, Inc., Comba Telecom Systems, Axell Wireless and Mobile Access

We compete primarily on the basis of product specifications, quality, price, engineering, customer service and delivery time. We believe that the wireless products and integrated cabinet solutions within our ACCG segment are able to compete effectively in these markets based on strong technological capabilities and customer relationships. We believe that our structured cabling systems have a strong competitive position in the Enterprise segment markets because of long-standing relationships with distributors, system integrators and value-added resellers, strong brand recognition and premium product features and reliability. We believe that we have a strong competitive position in the Broadband segment markets due to our position as a low-cost, high-volume cable producer and reputation as a high-quality provider of state-of-the-art cables with a strong orientation toward customer service. We believe the amplifier and filter products in our WNS segment are recognized for their leading-edge technology and efficiency. We believe the wireless innovations solutions within our WNS segment are unique for their comprehensive product portfolio and scale.

Raw Materials

Our products are manufactured or assembled from both standard components and parts that are unique to our specifications. Our internal manufacturing operations are largely process oriented and we use significant quantities of various raw materials, including copper, aluminum, steel, brass, plastics and other polymers, fluoropolymers, bimetals and optical fiber, among others. Fluorinated ethylene propylene is the primary raw material used throughout the industry for producing flame-retarding cables for local area network (LAN) applications in North America. We use significant volumes of copper, aluminum, steel and polymers in the manufacture of coaxial and twisted pair cables, antennas and cabinets. Other parts are produced using processes such as stamping, machining, molding and pressing from metals or plastics. Portions of the requirements for these materials are purchased under supply arrangements with some portion of the unit pricing indexed to commodity market prices for these metals. We may, from time to time, enter into forward purchase commitments for a specific commodity to mitigate our exposure to price changes for a portion of our anticipated purchases.

Our profitability may be materially affected by changes in the market price of our raw materials, most of which are linked to the commodity markets. Prices for copper, aluminum, fluoropolymers and certain other polymers derived from oil and natural gas have fluctuated substantially during the past several years and exhibited significantly greater than normal levels of volatility. As a result, we have adjusted our prices for certain ACCG, Enterprise and Broadband segment products and may have to adjust prices again in the future. Delays in implementing price increases, failure to achieve market acceptance of future price increases or price reductions in response to a rapid decline in raw material costs could have a material adverse impact on the results of our operations.

In addition, some of our products are assembled from specialized components and subassemblies manufactured by suppliers. We are dependent upon sole suppliers for certain key components for some of our products. If these sources were not able to provide these components in sufficient quantity and quality on a timely and cost-efficient basis, it could materially impact our results of operations until another qualified supplier is found. We believe that our supply contracts and our supplier contingency plans mitigate some of this risk.

Environment

We are subject to various federal, state, local and foreign environmental laws and regulations governing, among other things, discharges to air and water, management of hazardous substances, the handling and disposal of solid and hazardous waste, the content of our products, and the investigation and remediation of hazardous substance contamination. Because of the nature of our business, we have incurred, and will continue to incur, costs relating to compliance with these environmental laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on our financial condition. However, new laws and regulations, including those regulating the types of substances allowable in certain of our products, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation or discharge requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business. We believe our products, as applicable, are compliant with the European Union Directive on Restriction of Hazardous Substances (RoHS) in electrical and electronic equipment.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, current or former owners or operators of a contaminated property, as well as companies that generated, disposed of, or arranged for the disposal of hazardous substances at a contaminated property, can be held jointly and severally liable for the costs of investigation and remediation of the contaminated property, regardless of fault. Certain of our owned facilities are the subject of ongoing investigation and/or remediation of hazardous substance contamination in the soil and/or groundwater. We are being indemnified from costs relating to most of these investigations or remediation activities by prior owners and operators of these facilities. Based on currently available information and the availability of indemnification, we do not believe the costs associated with these contaminated sites will have a material adverse effect on our financial condition or results of operations. However, our present and former facilities have or had been in operation for many years and, over such time, these facilities have used substances or generated and disposed of wastes that are or may be considered hazardous. Therefore, it is possible that environmental liabilities may arise in the future that we cannot now predict.

Employees

As of December 31, 2009, we employed approximately 12,500 people. The majority of our employees are located in a number of countries outside of the United States.

As a matter of policy, we seek to maintain good relations with our employees at all locations. From a company-wide perspective, we believe that our relations with our employees and unions are satisfactory. Historically, periods of labor unrest or work stoppage have not had a material impact on our operations or results. Our Connectivity Solutions Manufacturing, Inc. subsidiary has collective bargaining agreements with the International Brotherhood of Electrical Workers (IBEW), Locals 1614 and 1974. These collective bargaining agreements govern the pay, benefits and working conditions for 426 production, maintenance and clerical employees represented by the two IBEW Locals. Agreements were ratified by IBEW Local 1974 (production and maintenance employees) that became effective as of January 1, 2009 and are scheduled to expire on November 1, 2012. Agreements with IBEW Local 1614 (clerical employees) are scheduled to expire on March 1, 2013.

Available Information

Our web site (*www.commscope.com*) contains frequently updated information about us and our operations. Our filings with the Securities and Exchange Commission (SEC) on Form 10-K, Form 10-Q, Form 8-K and Proxy Statements and all amendments to those reports can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC by accessing *www.commscope.com* and clicking on *Investors* and then clicking on *SEC Filings*.

SEC Certifications

The certifications by the Chief Executive Officer and Chief Financial Officer of the Company, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to this Form 10-K.

New York Stock Exchange Annual CEO Certification

Our common stock is listed on the New York Stock Exchange. In accordance with New York Stock Exchange rules, on May 22, 2009, we filed the annual certification by our CEO that, as of the date of the certification, he was unaware of any violation by CommScope of the New York Stock Exchange's corporate governance listing standards.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is certain information with respect to the executive officers of the Company as of February 15, 2010.

Name and Title	Age	Business Experience
Frank M. Drendel . . . . Chairman and Chief Executive Officer	65	Frank M. Drendel has been our Chairman and Chief Executive Officer since July 28, 1997 when we were spun-off (the Spin-off) from General Instrument Corporation (subsequently renamed General Semiconductor, Inc.) and became an independent company. Prior to that time, Mr. Drendel served as a director of GI Delaware, a subsidiary of General Instrument Corporation, and its predecessors from 1987 to 1992. Mr. Drendel was a director of General Instrument Corporation from 1992 until the Spin-Off and NextLevel Systems, Inc. (which was renamed General Instrument Corporation) from the Spin-Off until January 5, 2000. Mr. Drendel served as President and Chairman of CommScope, Inc. of North Carolina (CommScope NC), our wholly owned subsidiary from 1986 to 1997, and has served as Chief Executive Officer of CommScope NC since 1976. From 1971 to 1976, Mr. Drendel held various positions within CommScope NC. Mr. Drendel was also a co-founder of one of our predecessors. Mr. Drendel is a director of the National Cable & Telecommunications Association, the principal trade association of the cable industry in the United States, and was inducted into the Cable Television Hall of Fame in 2002. Mr. Drendel served as a director of Sprint Nextel Corporation from August 2005 to May 2008 and as a director of Nextel Communications, Inc. from August 1997 to August 2005.
Marvin S. Edwards, Jr. . . . . . President and Chief Operating Officer	61	Marvin S. Edwards has been our President and Chief Operating Officer since January 1, 2010. Mr. Edwards served as our Executive Vice President of Business Development and General Manager, Wireless Network Solutions since the closing of the Andrew acquisition. Prior to this role, he served as our Executive Vice President of Business Development and the Chairman of our wholly owned subsidiary, Connectivity Solutions Manufacturing, Inc., since April 2005. Mr. Edwards also served as President and Chief Executive Officer of OFS Fitel, LLC and OFS BrightWave, LLC, a joint venture between CommScope and The Furukawa Electric Co. Mr. Edwards has also served in various capacities with Alcatel, including President of Alcatel North America Cable Systems and President of Radio Frequency Systems (RFS).

Name and Title	Age	Business Experience
Jearld L. Leonhardt .... Executive Vice President and Chief Financial Officer	61	Jearld L. Leonhardt has been our Executive Vice President and Chief Financial Officer since 1999. Mr. Leonhardt served as our Executive Vice President, Finance and Administration from the Spin-off until 1999. Prior to that time, he held various positions with CommScope NC since 1970.
Randall W. Crenshaw ...... Executive Vice President and Chief Supply Officer	52	Randall W. Crenshaw has been our Executive Vice President and Chief Supply Officer since January 1, 2010. Prior to this role, Mr. Crenshaw was Executive Vice President and General Manager, Enterprise since February 2004. From 2000 to 2004, he served as Executive Vice President, Procurement, and General Manager, Network Products Group of CommScope. Prior to that time, he held various positions with CommScope since 1985.
Edward A. Hally .... Executive Vice President and Chief Commercial Officer	60	Edward A. Hally has been our Executive Vice President and Chief Commercial Officer since January 1, 2010. Prior to this role, Mr. Hally was Executive Vice President and General Manager, Antenna, Cable and Cabinets Group since the closing of the Andrew acquisition. He was previously Executive Vice President and General Manager of the Carrier segment of CommScope since November 2004. From 2002 to November 2004, he served as Executive Vice President and General Manager, Wireless Products of CommScope. From 2001 to 2002, he served as Senior Vice President and General Manager for Inktomi Corporation, a global provider of information-retrieval solutions. From 1996 to 2001, he was Corporate Vice President and General Manager for Motorola GSM System Products Division, based in the United Kingdom.
Philip M. Armstrong, Jr. .... Senior Vice President, Corporate Finance	48	Philip M. Armstrong Jr. has been our Senior Vice President, Corporate Finance since November 2009. Mr. Armstrong previously served as Vice President, Investor Relations and Corporate Communications since 2000. Prior to joining CommScope in 1997, he held various Treasury and Finance positions at Carolina Power and Light Co. (now Progress Energy).
Mark A. Olson .... Senior Vice President and Controller	51	Mark A. Olson has been our Senior Vice President and Controller since November 2009. Mr. Olson served as Vice President and Controller for Andrew LLC since the closing of the Andrew acquisition. Prior to the acquisition, he was Vice President, Corporate Controller and Chief Accounting Officer of Andrew. Mr. Olson joined Andrew in 1993 as Group Controller, was named Corporate Controller in 1998, Vice President and Corporate Controller in 2000 and Chief Accounting Officer in 2003. Prior to joining Andrew, he was employed by Nortel and Johnson & Johnson.
Robert C. Suffern .... Senior Vice President and Chief Technology Officer	49	Robert C. Suffern has been our Senior Vice President and Chief Technology Officer since January 1, 2010. Mr. Suffern has served as Senior Vice President and General Manager, Radio Frequency Power Amplifiers since the closing of the Andrew acquisition. Mr. Suffern joined Andrew in September 2005 as Vice President and General Manager of Radio Frequency Power Amplifiers. Prior to joining Andrew, he was Senior Vice President of Engineering and Operations at Flarion Technologies, Inc. where he was responsible for product development, product and program management, and manufacturing of

Name and Title	Age	Business Experience
		Flarion's mobile broadband wireless products. Mr. Suffern had previously held research and development as well as business development management roles at 3Com Corporation and was Engineering Director at U.S. Robotics. He holds a number of patents, including several for digital signal processing systems and routing and switching techniques.
Frank B. Wyatt, II .... Senior Vice President, General Counsel and Secretary	47	Frank B. Wyatt, II has been Senior Vice President, General Counsel and Secretary of CommScope since 2000. Prior to joining CommScope as General Counsel and Secretary in 1996, Mr. Wyatt was an attorney in private practice with Bell, Seltzer, Park & Gibson, P.A. (now Alston & Bird LLP). Mr. Wyatt is also CommScope's Corporate Compliance and Ethics Officer.

ITEM 1A. RISK FACTORS

The Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws provide a "safe harbor" for forward-looking statements. This Form 10-K, our Annual Report to Stockholders, any Form 10-Q or Form 8-K of ours, or any other oral or written statements made by us or on our behalf, may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are identified by their use of such terms and phrases as "intend," "goal," "estimate," "expect," "project," "projections," "plans," "anticipate," "should," "designed to," "foreseeable future," "believe," "confident," "think," "scheduled," "outlook," "guidance" and similar expressions. This list of indicative terms and phrases is not intended to be all-inclusive. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We are not undertaking any duty or obligation to update any forward-looking statements to reflect developments or information obtained after the date of this Form 10-K.

Our actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: (a) the general economic, political and competitive conditions in the markets where we operate; (b) changes in capital availability or costs, such as changes in interest rates, security ratings and market perceptions of the businesses in which we operate; (c) changes in the regulatory framework governing business generally, and the telecommunication services and equipment industry in particular, in the U.S. and other countries; (d) changes in authoritative generally accepted accounting principles or policies from such standard-setting bodies as the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission (SEC); (e) the impact of corporate governance, accounting and securities law reforms by the United States Congress, the SEC or the New York Stock Exchange; (f) natural and man-made catastrophes; and (g) the factors set forth below.

Business Risks

A substantial portion of our business is derived from a limited number of key customers or distributors.

We derived 25% of our 2009 consolidated net sales from our top three customers or distributors. Our largest distributor, Anixter International Inc and its affiliates, accounted for 11% of our 2009 consolidated net sales. The concentration of our net sales among these key customers or distributors subjects us to a variety of risks that could have a material adverse impact on our net sales and profitability, including, without limitation:

- lower sales resulting from the loss of one or more of our key customers or distributors;
- renegotiations of agreements with key customers or distributors resulting in materially less favorable terms;

- financial difficulties experienced by one or more of our key customers or distributors resulting in reduced purchases of our products and/or uncollectible accounts receivable balances;

- reductions in inventory levels held by distributors and original equipment manufacturers which may be unrelated to purchasing trends by the ultimate customer;

- consolidations in the telecommunications or cable television industries resulting in delays in purchasing decisions or reduced purchases by the merged businesses;

- new or proposed laws or regulations affecting the telecommunications or cable television industries resulting in reduced capital spending;

- increases in the cost of borrowing or capital and/or reductions in the amount of debt or equity capital available to the telecommunications or cable television industries resulting in reduced capital spending; and

- changes in the technology deployed by telecommunication customers resulting in lower sales of our products.

We face competitive pressures with respect to all of our major products.

In each of our major product groups, we compete with a substantial number of foreign and domestic companies, some of which have greater resources (financial or otherwise) or lower operating costs than we have. Existing competitors' actions, such as price reductions or introduction of new innovative products, and the use of Internet auctions by customers or competitors may have a material adverse impact on our net sales and profitability. In addition, the rapid technological changes occurring in the telecommunications industry could lead to the entry of new competitors. We cannot assure you that we will continue to compete successfully with our existing competitors or with new competitors.

Our dependence on commodities subjects us to price fluctuations and potential availability constraints which could have a material adverse effect on our profitability.

Our profitability may be materially affected by changes in the market price and availability of certain raw materials, most of which are linked to the commodity markets. The principal raw materials we purchase are rods, tapes, sheets, wires, tubes and hardware made of copper, steel, aluminum or brass; plastics and other polymers; and optical fiber. Fabricated copper, steel and aluminum are used in the production of coaxial and twisted pair cables and polymers are used to insulate and protect cables. Prices for copper, steel, aluminum, fluoropolymers and certain other polymers, derived from oil and natural gas, have experienced significant volatility as a result of changes in the levels of global demand, supply disruptions and other factors. As a result, we have adjusted our prices for certain products and may have to adjust prices again in the future. Delays in implementing price increases or a failure to achieve market acceptance of future price increases could have a material adverse impact on our results of operations. In an environment of falling commodities prices, we may be unable to sell higher-cost inventory before implementing price decreases, which could have a material adverse impact on our results of operations.

We are dependent on a limited number of key suppliers for certain raw materials and components.

For certain of our raw material and component purchases, including certain polymers, copper rod, copper and aluminum tapes, fine aluminum wire, steel wire, optical fiber, circuit boards and other electronic components, we are dependent on key suppliers.

Our key suppliers could experience production, operational or financial difficulties, or there may be global shortages of the raw materials or components we use, and our inability to find sources of supply on reasonable terms could materially adversely affect our ability to manufacture products in a cost-effective way.

If contract manufacturers that we rely on encounter production, quality, financial or other difficulties, we may experience difficulty in meeting customer demands.

We rely on unaffiliated contract manufacturers, both domestically and internationally, to produce certain products or key components of products. If we are unable to arrange for sufficient production capacity among our contract manufacturers or if our contract manufacturers encounter production, quality, financial or other difficulties, we may encounter difficulty in meeting customer demands. Any such difficulties could have an adverse effect on our business and financial results, which could be material.

Our future success depends on our ability to anticipate technological changes and develop, implement and market product innovations.

Many of our markets are characterized by advances in information processing and communications capabilities that require increased transmission speeds and greater capacity, or "bandwidth," for carrying information. These advances require ongoing improvements in the capabilities of power amplifiers, filters, antennas, cabinets, cable and related products.

There are various complementary and competitive wireless technologies that could be a potential substitute for some of the communications products we sell. A significant technological breakthrough or significant decrease in the cost of deploying these wireless technologies could have a material adverse effect on our sales.

Fiber optic technology presents a potential substitute for some of the communications cable products we sell. A significant decrease in the cost of deploying fiber optic systems could make these systems superior on a price/performance basis to copper or aluminum systems and have a material adverse effect on our business.

The failure to successfully introduce new or enhanced products on a timely and cost-competitive basis or the inability to continue to market existing products on a cost-competitive basis could have a material adverse effect on our results of operations and financial condition. In addition, sales of new products may replace sales of some of our existing products, mitigating the benefits of new product introductions and possibly resulting in excess levels of inventory.

Our ability to reliably forecast quarterly revenue is dependent on accurately projecting the inflow of orders during the quarter.

The revenue recognized during a quarter is highly dependent on the volume of orders received during the quarter. If the level of orders received during a quarter is materially less than anticipated, our revenue could be materially lower than forecasted. Operating earnings and net income could therefore differ materially from our earnings guidance.

If our integrated global manufacturing operations suffer production or shipping delays, we may experience difficulty in meeting customer demands.

We internally produce, both domestically and internationally, a significant portion of certain components used in our finished products. Disruption of our ability to produce at or distribute from these facilities due to failure of our manufacturing infrastructure, fire, electrical outage, natural disaster, acts of terrorism, shipping interruptions or some other catastrophic event could materially adversely affect our ability to manufacture products at our other manufacturing facilities in a cost-effective and timely manner, which could have a material adverse effect on our business.

If we encounter capacity constraints with respect to our internal facilities and/or existing or new contract manufacturers, it could have an adverse impact on our business.

If we do not have sufficient production capacity, either through our internal facilities and/or through independent contract manufacturers, to meet customer demand for our products, we may experience lost sales opportunities and customer relations problems, which could have a material adverse effect on our business.

Our business depends on effective information management systems.

We rely on our enterprise resource planning (ERP) systems to support such critical business operations as processing sales orders and invoicing; inventory control; purchasing and supply chain management; human resources; and financial reporting. We have initiated a project to upgrade all of our ERP systems. If we are unable to effectively manage this upgrade or adequately maintain our existing systems to support our business requirements, we could encounter difficulties that could have a material adverse impact on our business, internal controls over financial reporting, or our ability to timely and accurately report such results.

If our products experience performance issues, our business will suffer.

Our business depends on delivering products of consistently high quality. To this end, our products are-tested for quality both by us and our customers. Nevertheless, many of our products are highly complex and testing procedures used by us and our customers are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products (including components and raw materials purchased from our suppliers and completed goods purchased for resale) may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, recall of some or all affected products, product redesigns or additional capital expenditures may be required to correct a defect. In addition, we generally offer warranties on most products, the terms and conditions of which depend upon the product subject to the warranty. In some cases, we indemnify our customers against damages or losses that might arise from certain claims relating to our products. Future claims may have a material adverse effect on our results of operations and financial position. Any significant or systemic product failure could also result in lost future sales of the affected product and other products, as well as reputational damage.

We may not be able to attract and retain key employees.

Our business depends upon our continued ability to hire and retain key employees at our operations around the world. Competition for skilled personnel and highly qualified managers in the telecommunications industry is intense. Difficulties in obtaining or retaining employees with the necessary management, technical and financial skills needed to achieve our business objectives may have a material adverse effect on our business.

Our significant international operations expose us to economic, political and other risks.

We have significant international sales, manufacturing and distribution operations. We have major international manufacturing facilities in China, India, Brazil, Ireland, Mexico, the Czech Republic, the United Kingdom, and Germany. For the year ended December 31, 2009, international sales represented approximately 49% of our consolidated net sales.

Our international sales, manufacturing and distribution operations are subject to the risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates; economic and political destabilization; restrictive actions by foreign governments; nationalizations; the laws and policies of the United States affecting trade, foreign investment and loans; foreign tax laws, including the ability to recover amounts paid as value-added taxes; potential restrictions on the repatriation of cash; reduced protection of intellectual property; longer customer payment cycles; compliance with local laws and regulations; armed conflict; terrorism; shipping interruptions; and major health concerns (such as infectious diseases).

In addition, foreign currency rates in many of the countries in which we operate have at times been extremely volatile and unpredictable. We may choose not to hedge or determine that we are unable to effectively hedge the risks associated with this volatility. In such cases, we may experience declines in revenue and adverse impacts on earnings and such changes could be material.

We may not fully realize anticipated benefits from past or future acquisitions or equity investments.

Although we expect to realize strategic, operational and financial benefits as a result of our past or future acquisitions and equity investments, we cannot predict whether and to what extent such benefits will be achieved. There are significant challenges to integrating an acquired operation into our business, including, but not limited to:

- successfully managing the operations, manufacturing facilities and technology;
- integrating the sales organizations and maintaining and increasing the customer base;
- retaining key employees, suppliers and distributors;
- integrating management information, inventory, accounting and research and development activities; and
- addressing operating losses related to individual facilities or product lines.

Difficulties may be encountered in the realignment of manufacturing capacity and capabilities among our global manufacturing facilities that could adversely affect our ability to meet customer demands for our products.

We periodically realign manufacturing capacity among our global facilities in order to reduce costs by improving manufacturing efficiency and to strengthen our long-term competitive position. The implementation of these initiatives may include significant shifts of production capacity among facilities.

There are significant risks inherent in the implementation of these initiatives, including, but not limited to, failing to ensure that: there is adequate inventory on hand or production capacity to meet customer demand while capacity is being shifted among facilities; there is no decrease in product quality as a result of shifting capacity; adequate raw material and other service providers are available to meet the needs at the new production locations; equipment can be successfully removed, transported and re-installed; and adequate supervisory, production and support personnel are available to accommodate the shifted production.

In the event that manufacturing realignment initiatives are not successfully implemented, we could experience lost future sales and increased operating costs as well as customer relations problems, which could have a material adverse effect on our results of operations.

We may need to undertake additional restructuring actions in the future.

We have previously recognized restructuring charges in response to slowdowns in demand for our products and in conjunction with implementation of initiatives to reduce costs and improve efficiency of our operations. As a result of changes in business conditions and other developments, we may need to initiate additional restructuring actions that could result in workforce reductions and restructuring charges, which could be material.

Financial Risks

Failure to maintain compliance with our debt covenants could result in an event of default, potentially resulting in materially adverse consequences to our business.

Under the terms of our senior secured credit facilities, we are subject to two primary financial covenants: an interest coverage ratio for the preceding twelve months, which is tested at the end of each fiscal quarter, and a consolidated leverage ratio, with which we must comply at all times. As of December 31, 2009, the minimum interest coverage ratio and the maximum consolidated leverage ratio permitted under our senior secured credit facilities were both 3.75 to 1.0. Beginning with the quarter ending September 30, 2010, the minimum interest coverage ratio increases to 4.50 to 1.0 and the maximum consolidated leverage ratio decreases to 3.25 to 1.0. Beginning with the quarter ending September 30, 2011, the minimum interest coverage ratio increases further to 5.00 to 1.0 and the maximum consolidated leverage ratio decreases further to 2.50 to 1.0. If we are unable to comply with these covenants, we will be in default under our senior secured credit facilities, which could result in, among other things, the outstanding balance of our loans becoming immediately due and payable, a material increase in the interest rate and further restrictions on our operational and financial flexibility.

We have substantial indebtedness under commercial banking arrangements.

Our substantial indebtedness could have the following consequences:

- Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;

- A substantial portion of our annual cash flow for the next several years must be dedicated to the payment of principal (including the mandatory annual excess cash flow payment) and interest on the indebtedness;

- Over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates and our net earnings could be adversely affected by an increase in interest rates;

- We are substantially more leveraged than certain of our competitors, which might place us at a competitive disadvantage;

- We are subject to restrictive covenants that may negatively affect our operational or financial flexibility, including our ability to pursue future acquisitions;

- We may be hindered in our ability to adjust rapidly to changing market conditions;

- We are highly dependent on bank financing and may have difficulty in the future securing adequate bank financing with reasonable terms and conditions; and

- Our high degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or in one or more of our businesses.

We may incur additional indebtedness in the future under the revolving facility that is part of our senior secured credit facilities, through future debt issuance or through assumption of liabilities in connection with future acquisitions. Additional borrowings could result in a higher level of interest expense, additional restrictive covenants and a reduction in financial flexibility, among other things. If we extinguish all or a significant portion of our existing debt, we may incur substantial charges related to such items as the write-off of unamortized deferred financing fees and the recognition of losses on our interest rate swap agreement.

We may need to recognize additional impairment charges related to goodwill, identified intangible assets and fixed assets.

We have substantial balances of goodwill and identified intangible assets. We are required to test goodwill and any other intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment.

There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or in our financial performance and/or future outlook, the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our results of operations and financial position.

We have significant obligations under our defined benefit employee benefit plans.

There is a significant unfunded liability related to our defined benefit employee benefit plans.

Significant changes to the assets and/or the liabilities related to our defined benefit employee benefit obligations as a result of changes in actuarial estimates, asset performance, interest rates or benefit changes, among others, could have a material impact on our financial position and/or results of operations.

In addition, legislation in the U.S. and various foreign jurisdictions may require us to fund a material portion of our significant unfunded obligations over the next several years, which could have a material adverse impact on our liquidity and financial flexibility.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe our current cash, cash equivalents and short-term investments as well as future cash from operations and availability under our senior secured revolving credit facility provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. Our public debt ratings affect our ability to raise capital and the cost of that capital. As of December 31, 2009, our corporate debt rating from Standard & Poor's is BB- with a stable outlook and from Moody's is Ba3 with a stable outlook. Future downgrades of our debt ratings may increase our borrowing costs and affect our ability to access the debt or equity markets on terms and in amounts that would be satisfactory to us.

If we are unable to obtain capital on commercially reasonable terms, it could:

- reduce funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;
- restrict our ability to introduce new products or exploit business opportunities;
- increase our vulnerability to economic downturns and competitive pressures in the markets in which we operate; and
- place us at a competitive disadvantage.

A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

We maintain insurance covering our normal business operations, including property and casualty protection that we believe is adequate. We do not generally carry insurance covering wars, acts of terrorism, earthquakes or other similar catastrophic events. Because insurance has generally become more expensive, we may not be able to obtain adequate insurance coverage on financially reasonable terms in the future. A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our results of operations and financial condition.

We may experience significant variability in our quarterly or annual effective income tax rate.

We have a large and complex international tax profile and a significant level of net operating loss and other carryforwards in various jurisdictions. Variability in the mix and profitability of domestic and international activities, repatriation of earnings from foreign affiliates, identification and resolution of various tax uncertainties and the inability to realize net operating loss and other carryforwards included in deferred tax assets, among other matters, may significantly impact our effective income tax rate in the future. A significant increase in our quarterly or annual effective income tax rate could have a material adverse impact on our results of operations.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could materially adversely affect our financial position, results of operations and cash flows, and we do not know if these conditions will improve in the near future.

Our financial position, results of operations and cash flows could be materially adversely affected by continuation of the difficult conditions and significant volatility in the capital, credit and commodities markets and in the overall economy. These factors, combined with low levels of business and consumer confidence and increased unemployment, have precipitated a slow recovery from the global recession and concern about a return to recessionary conditions. The difficult conditions in these markets and the overall economy affect our business in a number of ways. For example:

- As a result of the recent volatility in commodity prices, we may encounter difficulty in achieving sustained market acceptance of past or future price increases, which could have a material adverse effect on our financial position, results of operations and cash flows.
- Under difficult market conditions there can be no assurance that borrowings under our senior secured revolving credit facility would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on reasonable terms, or at all.
- In order to respond to market conditions, we may need to seek waivers from various provisions in our senior secured credit facilities. There can be no assurance that we can obtain such waivers at a reasonable cost, if at all.
- Market conditions could cause the counterparties to the derivative financial instruments we use to hedge our exposure to interest rate and currency fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly.
- Market conditions could result in our key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for us.

We do not know if market conditions or the state of the overall economy will improve in the near future.

Litigation and Regulatory Risks

We may incur costs and may not be successful in protecting our intellectual property and in defending claims that we are infringing on the intellectual property of others.

We may encounter difficulties and significant costs in protecting our intellectual property rights or obtaining rights to additional intellectual property to permit us to continue or expand our business. Other companies, including some of our largest competitors, hold intellectual property rights in our industry and the intellectual property rights of others could inhibit our ability to introduce new products unless we secure necessary licenses on commercially reasonable terms.

In addition, we have been required and may be required in the future to initiate litigation in order to enforce patents issued or licensed to us or to determine the scope and/or validity of a third party's patent or other proprietary rights. We also have been and may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our results of operations and financial condition.

In certain markets, we may be required to address counterfeit versions of our products. We may incur significant costs in pursuing the originators of such counterfeit products and, if we are unsuccessful in eliminating them from the market, we may experience a reduction in the value of our products or a reduction in our net sales.

Changes to the regulatory environment in which we or our customers operate may negatively impact our business.

The telecommunications and cable television industries are subject to significant and changing federal and state regulation, both in the U.S. and other countries, and such changes could adversely impact demand for our products.

Regulatory changes of more general applicability could also have a material adverse effect on our business. For example, changes to the U.S. corporate tax system have been proposed that would lead to the taxation of foreign earnings at the time they are earned rather than when they are repatriated to the U.S. Implementation of such changes would have an adverse effect on our net income and would require us to make earlier cash tax payments.

Compliance with current and proposed domestic and foreign environmental laws, potential environmental liabilities and climate change may have a material adverse impact on our business and financial condition.

We are subject to various federal, state, local and foreign environmental laws and regulations governing, among other things, discharges to air and water, management of hazardous substances, handling and disposal of solid and hazardous waste, and investigation and remediation of hazardous substance contamination. Because of the nature of our business, we have incurred and will continue to incur costs relating to compliance with these environmental laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on our financial condition. However, new laws and regulations, including those regulating the types of substances allowable in certain of our products, new or different interpretations of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation or discharge requirements, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our financial condition and results of operations. For example, the European Union has issued directives relating to hazardous substances contained in electrical and electronic equipment and the disposal of waste electrical and electronic equipment. If we are unable to comply with these and similar laws in other jurisdictions, it could have a material adverse effect on our financial condition and results of operations.

The physical effect of future climate change (such as increases in severe weather) may have an impact on our suppliers, customers, employees and facilities which we are unable to quantify, but which may be material.

Legislation has been proposed in the U.S. and other countries that would attempt to reduce the level of greenhouse gas emissions. Enactment of such legislation could increase the cost of raw materials, production processes and transportation of our products. If we are unable to increase prices or otherwise reduce costs, it could have a material adverse effect on our results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, current or former owners or operators of a contaminated property, as well as companies that generated, disposed of, or arranged for the disposal of hazardous substances at a contaminated property can be held jointly and severally liable for the costs of investigation and remediation of the contaminated property, regardless of fault. Our present and past facilities have been in operation for many years and over that time, in the course of those operations, these facilities have used substances or generated and disposed of wastes which are, or might be, considered hazardous. We have been indemnified by prior owners and operators of certain of these facilities for costs of investigation and/or remediation, but there can be no assurance that we will not ultimately be liable for some or all of these costs. Therefore, it is possible that environmental liabilities may arise in the future which we cannot now predict.

Allegations of health risks from wireless equipment may negatively affect our results of operations.

Allegations of health risks from the electromagnetic fields generated by base stations and mobile handsets, and potential lawsuits or negative publicity relating to them, regardless of merit, could have a material adverse effect on our operations by leading consumers to reduce their use of mobile phones, reducing demand for certain of our products, or by causing us to allocate resources to these issues.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our facilities are used primarily for manufacturing, distribution and administration. Facilities primarily used for manufacturing may also be used for distribution, engineering, research and development, storage, administration, sales and customer service. Facilities primarily used for administration may also be used for research and development, sales and customer service. As of December 31, 2009, our principal facilities, grouped according to the facility's primary use, were as follows:

Location	Square Feet Size	Principal Segments	Owned or Leased
Administrative Facilities:			
Hickory, NC(1)	84,000	Corporate Headquarters	Owned
Richardson, TX	116,500	Enterprise	Leased
Westchester, IL	45,000	Corporate	Leased
Manufacturing and Distribution Facilities:			
Omaha, NE(1)(2)	1,250,000	ACCG and Enterprise	Owned
Catawba, NC(1)	1,000,000	Broadband	Owned
Joliet, IL	690,000	ACCG	Leased
Claremont, NC(1)	587,500	Enterprise	Owned
Newton, NC(1)	455,000	ACCG	Owned
Suzhou, China(3)	350,000	Broadband	Owned
Statesville, NC(1)	315,000	Broadband	Owned
Suzhou, China(3)	290,000	ACCG	Owned
Reynosa, Mexico	279,000	ACCG	Owned
Goa, India(3)	236,000	ACCG	Owned
McCarran, NV	120,000	Broadband	Leased
Shenzhen, China	191,000	WNS	Leased
Sorocaba, Brazil	152,000	ACCG and Broadband	Owned
Brno, Czech Republic	150,000	ACCG	Leased
Campbellfield, Australia	133,000	ACCG	Leased
Lochgelly, United Kingdom	132,000	ACCG and Broadband	Owned
Bray, Ireland	130,000	Enterprise	Owned
McAllen, TX	112,000	ACCG	Leased
Buchdorf, Germany	109,000	WNS	Owned
Richardson, TX(1)	100,000	ACCG	Owned
Vacant Facilities:			
Jaguariuna, Brazil(4)	221,000	Broadband	Owned
Orland Park, IL(1)(4)	591,000	ACCG	Owned

(1) Our interest in each of these properties is encumbered by a mortgage or deed of trust lien securing our senior secured credit facilities (see Note 7 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K).

(2) An office building, comprising approximately 200,000 square feet of this facility, is currently being marketed for sale.

(3) The buildings in these facilities are owned while the land is held under long-term lease agreements.

(4) As of December 31, 2009, this facility is no longer utilized and is being marketed for sale.

We believe that our facilities and equipment generally are well maintained, in good condition and suitable for our purposes and adequate for our present operations. While we currently have excess manufacturing capacity in certain of our facilities, utilization is subject to change based on customer demand. We can give no assurances that we will not have excess manufacturing capacity or encounter capacity constraints over the long term.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in patent infringement litigation with TruePosition, Inc. related to Andrew's sale of certain mobile location products. After trial and various subsequent motions, the Company is subject to a judgment, including accrued interest, of $48.6 million as of December 31, 2009, and a permanent injunction against further infringing sales. CommScope disagrees with these determinations and continues to believe that the products at issue do not infringe TruePosition's patent. The Company has appealed the judgment and the injunction entered by the trial court to the U.S. Court of Appeals for the Federal Circuit and is awaiting that court's determination of the issues on appeal.

As a result of the trial court rulings in the case, a liability has been established as of December 31, 2009 for $48.6 million (including interest). The ultimate resolution of this litigation may be materially different than the liability currently recorded, which does not include legal fees we may incur in appeals or other proceedings. This litigation may result in the loss of future revenue opportunities, including opportunities to manufacture and sell products using uplink time difference of arrival (U-TDOA) technology; however, we are not currently able to assess the likelihood or magnitude of such potential lost opportunities.

In September 2009, Andrew filed a complaint in the U.S. District Court for the District of Delaware seeking a declaratory judgment that its new multiple range estimation location (MREL) system for locating mobile devices does not infringe an existing U.S. patent held by TruePosition. The same patent was the subject of previous litigation between the two companies, including the judgment now under appeal, as described above. The parties sought and were granted expedited treatment of this matter in order to obtain a prompt clarification of their respective rights. A trial is scheduled for March 2010.

In March 2008, TruePosition served Andrew with a complaint in a lawsuit filed in the Superior Court, New Castle County in Delaware. The suit alleges that Andrew breached certain patent license royalty obligations to TruePosition under a 2004 settlement agreement related to a prior lawsuit between the parties and alleges that Andrew owes TruePosition approximately $30 million. The Company believes it has valid defenses and will vigorously defend itself in this action.

We are either a plaintiff or a defendant in other pending legal matters in the normal course of business. Management believes none of these other legal matters, other than that discussed above, will have a material adverse effect on our business or financial condition upon their final disposition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the three months ended December 31, 2009.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange under the symbol CTV. The following table sets forth the high and low sale prices as reported by the New York Stock Exchange for the periods indicated.

	Common Stock Price Range	
	High	**Low**
2008		
First Quarter	$49.90	$33.75
Second Quarter	$56.50	$34.85
Third Quarter	$54.65	$32.20
Fourth Quarter	$34.88	$ 7.35
2009		
First Quarter	$17.90	$ 6.89
Second Quarter	$27.84	$10.79
Third Quarter	$33.00	$22.64
Fourth Quarter	$31.15	$24.61

As of February 11, 2010, the approximate number of registered stockholders of record of our common stock was 2,610.

We have never declared or paid any cash dividends on our common stock. We do not currently intend to pay cash dividends in the foreseeable future, but intend to reinvest earnings in our business. Our senior secured credit facilities contain limits on our ability to pay cash dividends on our common stock.

PERFORMANCE GRAPH

The following graph compares cumulative total return on $100 invested on December 31, 2004 in each of CommScope's Common Stock, the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Standard & Poor's MidCap 400 Communications Equipment Index (S&P 400 Communications Equipment) (formerly the Standard & Poor's MidCap 400 Telecommunications Equipment Index). The return of the Standard & Poor's indices is calculated assuming reinvestment of dividends. The Company has not paid any dividends. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



CommScope, Inc.
S&P 500 Index
S&P 400 Communications Equipment Index
$300
$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009

Company/Index	Base Period December 31, 2004	Indexed Returns For Years Ending December 31, 2005	2006	2007	2008	2009
CommScope, Inc	100	106.51	161.27	260.37	82.22	140.37
S&P 500 Index	100	104.91	121.48	128.16	80.74	102.11
S&P 400 Communications Equipment	100	94.25	104.95	113.95	63.84	117.21

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our historical selected financial data as of the dates and for the periods indicated. The data for each of the years presented are derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with our audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. This financial data does not reflect financial information for Andrew Corporation for periods prior to the acquisition on December 27, 2007.

Five-Year Summary of Selected Financial Data
(In thousands, except per share amounts)

	Year Ended December 31,				
	2009	2008	2007(1)	2006	2005
Results of Operations:					
Net sales	$3,024,859	$4,016,561	$1,930,763	$1,623,946	$1,337,165
Gross profit	865,404	1,079,622	589,087	444,085	344,475
Restructuring costs	20,645	37,600	1,002	12,578	38,558
Goodwill and other intangible asset impairments	—	397,093	—	—	—
Operating income (loss)	247,533	(89,531)	286,543	158,584	74,862
Net interest income (expense)	(120,752)	(130,049)	13,872	3,787	(3,251)
Gain on OFS BrightWave, LLC note receivable	—	—	—	18,625	—
Net income (loss)	77,799	(228,522)	204,841	130,133	49,978
Earnings (Loss) Per Share Information:					
Weighted average number of shares outstanding:					
Basic	85,091	69,539	61,313	58,524	54,828
Diluted	96,600	69,539	74,674	72,266	67,385
Earnings (loss) per share:					
Basic	$ 0.91	$ (3.29)	$ 3.34	$ 2.22	$ 0.91
Diluted	$ 0.86	$ (3.29)	$ 2.78	$ 1.84	$ 0.78
Other Information:					
Net cash provided by operating activities	$ 483,630	$ 361,921	$ 239,925	$ 118,824	$ 86,255
Depreciation and amortization	204,352	218,602	49,507	55,557	60,166
Additions to property, plant and equipment	40,861	57,824	27,892	31,552	19,943

	As of December 31,				
	2009	2008	2007(1)	2006	2005
Balance Sheet Data:					
Cash and cash equivalents	$ 662,440	$ 412,111	$ 649,451	$ 276,042	$ 146,549
Short-term investments	40,465	—	—	151,868	102,101
Goodwill and intangible assets	1,716,427	1,818,385	2,253,979	215,345	220,653
Property, plant and equipment, net	412,388	468,140	525,305	242,012	252,877
Total assets	3,941,316	4,062,760	5,106,571	1,302,473	1,102,181
Working capital	1,155,830	784,735	1,233,169	624,557	412,320
Long-term debt, including current maturities	1,544,478	2,041,784	2,595,819	284,100	297,300
Stockholders' equity	1,548,983	1,008,358	1,280,008	739,104	522,025

(1) CommScope acquired Andrew on December 27, 2007. CommScope's 2007 Results of Operations do not include any Andrew results. The 2007 Balance Sheet Data reflects the preliminary estimate of the fair values of Andrew's assets and liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our historical results of operations and financial condition should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Form 10-K. On December 27, 2007, we acquired Andrew for approximately $2.3 billion in cash and 5.1 million shares of our common stock valued at approximately $255 million. The acquisition of Andrew is significant to us and historical financial information for periods prior to the acquisition may not be indicative of our financial condition and performance for future periods.

OVERVIEW

CommScope, Inc. is a world leader in infrastructure solutions for communication networks. Through our Andrew® brand, we are a global leader in radio frequency subsystem solutions for wireless networks. Through our SYSTIMAX® and Uniprise® brands, we are also a world leader in network infrastructure solutions, delivering a complete end-to-end physical layer solution, including cables and connectivity, enclosures, intelligent software and network design services, for business enterprise applications. We are also the premier manufacturer of coaxial cable for broadband cable television networks and one of the leading North American providers of environmentally secure cabinets for digital subscriber line (DSL), fiber-to-the-node (FTTN) and wireless applications. Backed by strong research and development, CommScope combines technical expertise and proprietary technology with global manufacturing capability to provide customers with infrastructure solutions for evolving global communications networks in more than 100 countries around the world.

Net sales for 2009 decreased by $991.7 million, or 24.7%, to $3,024.9 million as compared to 2008 primarily due to overall weakness in the global economy and the resulting reduction in spending by telecommunications service providers. Operating income (loss) for 2009 increased to $247.5 million from $(89.5) million in 2008, primarily due to a 2008 charge of $397.1 million for goodwill and other intangible asset impairments. Net income (loss) increased to $77.8 million for 2009 compared to $(228.5) million for 2008, reflecting the increase in operating income and a reduction in interest expense.

During the periods presented in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the primary sources of revenue for our ACCG segment were product sales of primarily passive transmission devices for the wireless infrastructure market including base station and microwave antennas, coaxial cable and connectors, and secure environmental enclosures for electronic devices and equipment used by wireline and wireless telecommunications providers. Demand for ACCG segment products depends primarily on capital spending by telecommunication providers to expand their distribution networks or to increase the capacity of their networks. The primary source of revenue from our Enterprise segment was sales of structured cabling solutions to large, multinational companies, primarily through a global network of distributors, system integrators and value-added resellers. The segment also includes coaxial cable for various video and data applications, other than cable television. Demand for Enterprise segment products depends primarily on information technology spending by enterprises, such as communications projects in new buildings or campuses, building expansions or upgrades of network systems within buildings, campuses or data centers. The primary source of revenue for our Broadband segment was product sales to cable television system operators. Demand for our Broadband segment products depends primarily on capital spending by cable television system operators for maintaining, constructing and rebuilding or upgrading their systems. The primary sources of revenue for our WNS segment were sales of active electronic devices and services including power amplifiers, filters and tower-mounted amplifiers, geolocation products, network optimization analysis systems, and engineering and consulting services as well as products that are used to extend and enhance the coverage of wireless networks in areas where signals are difficult to send or receive such as tunnels, subways, airports and commercial buildings. Demand for WNS segment products depends primarily on capital spending by telecommunication providers to expand their distribution networks or increase the capacity of their networks.

Our future financial condition and performance will be largely dependent upon 1) global spending by wireless service providers and OEMs; 2) global spending by business enterprises on information technology; 3) investment by telecommunication companies in the communications infrastructure; 4) overall global business conditions; 5) our ability to maintain compliance with financial covenants; 6) our ability to manage costs successfully among our global operations; and 7) the other factors set forth in Item 1A of this Form 10-K. We have experienced significant increases and greater volatility in raw material prices during the past several years as a result of increased global demand, supply disruptions and other factors. We attempt to mitigate the risk of increases in raw material price volatility through effective requirements planning, working closely with key suppliers to obtain the best possible pricing and delivery terms and implementing price increases. Delays in implementing price increases, failure to achieve market acceptance of future price increases, or price reductions in response to a rapid decline in raw material costs could have a material adverse impact on the results of our operations. Our profitability is also affected by the mix and volume of sales among our various product groups and between domestic and international customers and competitive pricing pressures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a discussion and analysis of our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and their underlying assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other objective sources. Management bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when changes in events or circumstances indicate that revisions may be necessary.

The following critical accounting estimates reflected in our financial statements are based on management's knowledge of and experience with past and current events and on management's assumptions about future events. It is reasonably possible that they may ultimately differ materially from actual results. See Note 2 to our consolidated financial statements included elsewhere in this Form 10-K for a description of all of our significant accounting policies.

Revenue Recognition—We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the selling price is fixed or determinable and collectability is reasonably assured. The majority of our revenue comes from product sales. Revenue from product sales is recognized when the risks and rewards of ownership have passed to the customer and revenue is measurable. Revenue is not recognized related to product sold to contract manufacturers that the Company anticipates repurchasing in order to complete the sale to the ultimate customer.

Some of our customer arrangements include sales of software and services. Revenue from software products is recognized based on the timing of customer acceptance of the specific revenue elements. These contracts typically contain post-contract support (PCS) services which are sold both as part of a bundled product offering and as a separate contract. Revenue for PCS services is recognized ratably over the term of the PCS contract. Other service revenue is typically recognized when the service is performed.

Revenue for certain of our products is derived from multiple-element contracts. The fair value of the revenue elements within these contracts is based on stand-alone pricing for each element.

Reserves for Sales Returns, Discounts, Allowances, Rebates and Distributor Price Protection Programs—We record estimated reductions to revenue for anticipated sales returns as well as customer programs and incentive offerings, such as discounts, allowances, rebates and distributor price protection programs. These estimates are based on contract terms, historical experience, inventory levels in the distributor channel and other factors.

Management believes it has sufficient historical experience to allow for reasonable and reliable estimation of these reductions to revenue. However, deteriorating market conditions could result in increased sales returns and allowances and potential distributor price protection incentives, resulting in future reductions to revenue.

Allowance for Doubtful Accounts—We maintain allowances for doubtful accounts for estimated losses expected to result from the inability of our customers to make required payments. These estimates are based on management's evaluation of the ability of our customers to make payments, focusing on customer financial difficulties and age of receivable balances. An adverse change in financial condition of a significant customer or group of customers could have a material adverse impact on our consolidated results of operations.

Inventory Reserves—We maintain reserves to reduce the value of inventory based on the lower of cost or market principle, including allowances for excess and obsolete inventory. These reserves are based on management's assumptions about and analysis of relevant factors including current levels of orders and backlog, shipment experience, forecasted demand and market conditions. If actual market conditions deteriorate from those anticipated by management, additional allowances for excess and obsolete inventory could be required.

Product Warranty Reserves—We recognize a liability for the estimated claims that may be paid under our customer warranty agreements to remedy potential deficiencies of quality or performance of our products. The product warranties extend over periods ranging from one to twenty-five years from the date of sale, depending upon the product subject to the warranty. We record a provision for estimated future warranty claims based upon the historical relationship of warranty claims to sales and specifically identified warranty issues. We base our estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revise our estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary. Although these estimates are based on management's knowledge of and experience with past and current events and on management's assumptions about future events, it is reasonably possible that they may ultimately differ materially from actual results.

Restructuring—During 2009, we recorded restructuring charges primarily related to employee severance and the direct costs of exiting leased facilities. Restructuring charges represent our best estimate of the associated liability at the date the charges are recognized. Adjustments for changes in assumptions are recorded as a component of operating expenses in the period they become known. Differences between actual and expected charges and changes in assumptions could have a material effect on our restructuring accrual as well as our consolidated results of operations.

Tax Valuation Allowances, Liabilities for Unrecognized Tax Benefits and Other Tax Reserves—We establish an income tax valuation allowance when available evidence indicates that it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider the amounts and timing of expected future deductions or carryforwards and sources of taxable income that may enable utilization. We maintain an existing valuation allowance until sufficient positive evidence exists to support its reversal. Changes in the amount or timing of expected future deductions or taxable income may have a material impact on the level of income tax valuation allowances. If we determine that we will not be able to realize all or part of a deferred tax asset in the future, an increase to an income tax valuation allowance would be charged to earnings in the period such determination was made.

We recognize income tax benefits related to particular tax positions only when it is considered more likely than not that the tax position will be sustained if examined on its technical merits by tax authorities. The amount of benefit recognized is the largest amount of tax benefit that is evaluated to be greater than 50% likely to be realized. Considerable judgment is required to evaluate the technical merits of various positions and to evaluate the likely amount of benefit to be realized. Based on developments in tax laws, regulations and interpretations, changes in assessments of the likely outcome of uncertain tax positions could have a material impact on the overall tax provision.

We establish deferred tax liabilities for the estimated tax cost associated with foreign earnings that we do not consider permanently reinvested. These liabilities are subject to adjustment if we determine that foreign earnings previously considered to be permanently reinvested should no longer be so considered.

We also establish allowances related to value added and similar tax recoverables when it is considered probable that those assets are not recoverable. Changes in the probability of recovery or in the estimates of the amount recoverable are recognized in the period such determination is made and may be material to earnings.

Contingent Liabilities—We are subject to a number of contingent liabilities, including product warranty claims and legal proceedings, among others, that could have a material adverse effect on our operating results, liquidity or financial position. We consider whether a reasonable range of such contingent liabilities can be estimated. We record our best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability. As additional information becomes available, we assess the potential liability and revise our estimates. It is possible that actual outcomes will differ from assumptions and material adjustments to the liabilities may be required.

Purchase Price Allocation—Recording the acquisition of Andrew or any other acquisition and the required purchase price allocation under generally accepted accounting principles requires considerable judgment. Tangible assets and liabilities are recorded at their estimated fair values based on observable market values or management judgment. Separable intangible assets are identified and valued. In the absence of market transactions, the valuation of such assets is generally estimated based on subjective discounted cash flow (DCF) methods. For amortizable intangible assets, a remaining useful life is selected, which requires estimates regarding the future periods that will benefit from the assets.

Impairment Reviews of Definite-Lived Intangible Assets and Other Long-Lived Assets—Management reviews definite-lived intangible assets, investments and other long-lived assets for impairment when events or changes in circumstances indicate that their carrying values may not be fully recoverable. This analysis differs from our goodwill analysis in that an intangible asset impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets being evaluated is less than the carrying value of the assets. If the forecasted cash flows are less than the carrying value, then we write down the carrying value to its estimated fair value. Changes in the estimates of forecasted cash flows may cause additional asset impairments, which could result in charges that are material to our results of operations.

Impairment Reviews of Goodwill and Indefinite-Lived Intangible Assets—Goodwill and other intangible assets with indefinite lives are tested for impairment annually as of August 31 for reporting units within the Broadband and Enterprise segments and as of October 1 for reporting units within the ACCG and WNS segments. In addition, these assets are also tested for impairment on an interim basis when events or circumstances indicate there may be a potential impairment. Management assesses potential impairment of the carrying values of these assets based on estimates of future cash flows expected to be derived from these assets, among other considerations. Changes in operating performance, market conditions and other factors may adversely impact estimates of expected future cash flows. Any impairment indicated by this analysis would be measured as the amount by which the carrying value exceeds estimated fair value based on forecasted cash flows, discounted at a rate commensurate with the risks involved. Assumptions related to future cash flows and discount rates involve significant management judgment and are subject to significant uncertainty.

Goodwill is evaluated at the reporting unit level, which may be the same as a reportable segment or a level below a reportable segment. The goodwill balance as of December 31, 2009 is as follows (in millions):

Reportable Segment	Reporting Unit	Goodwill Balance
ACCG	Cable Products	$380.7
ACCG	Base Station Antennas	172.0
ACCG	Microwave Antennas	154.1
WNS	WNS Services	42.8
WNS	Power Amplifiers	26.9
WNS	Wireless Innovations Group	64.0
Broadband	Broadband	133.6
Enterprise	Enterprise	20.9
Total		$995.0

2008 Goodwill Impairment Charge

During the fourth quarter of 2008, we recorded a goodwill impairment charge of $297.3 million related to reporting units in the ACCG and WNS segments. The 2008 goodwill impairment charge was as follows (in millions):

Reportable Segment	Reporting Unit	2008 Goodwill Impairment Charge
ACCG	Cable Products	$ 37.1
ACCG	Base Station Antennas	47.1
ACCG	Microwave Antennas	18.6
WNS	WNS Services	106.0
WNS	Power Amplifiers	88.5
Total		$297.3

All of the 2008 goodwill impairment charge recorded for reporting units in the ACCG segment was the result of an increase in the discount rate to 12.5% compared to the 10.5% discount rate used in the purchase price allocation (December 27, 2007). Approximately 17% of the impairment charge recorded for reporting units in the WNS segment was the result of an increase in the discount rate to 14.0% compared to the 12.0% discount rate used in the purchase price allocation. The remainder of the impairment charge resulted from lower projected operating results than those used in the purchase price allocation. In developing projected operating results for use in the 2008 impairment evaluation, we considered the global economic uncertainty and reduced our expected operating income for 2009. Projected operating results for future years were also impacted by the uncertainty that existed, though the timing of projected recoveries varied by reporting unit, based on management estimates.

2009 Interim Goodwill Analysis

During 2009, the Company's management determined that an indication of potential goodwill impairment existed for the cable products reporting unit in the ACCG segment due to lower than planned revenue and operating income. Accordingly, "step one" impairment tests were performed during the second and third quarters of 2009. Based on the tests no impairment was determined to exist.

2009 Annual Goodwill Analysis

During the third and fourth quarters of 2009, the annual tests of goodwill were performed for each of the reporting units with goodwill balances. The test was performed using a DCF valuation model. The significant assumptions in the DCF models are the annual revenue growth rate, the annual operating income margin, and the discount rate used to determine the present value of the cash flow projections. The revenue growth rate and operating income margin assumptions used in the models are the result of input provided by management of the reporting units. The discount rate was based on the estimated weighted average cost of capital of market participants in each of the industries in which our reporting units operate as of the test date.

A summary of the excess (deficit) of estimated fair value over (under) the carrying value of the reporting unit as a percent of the carrying value as of the annual impairment test dates and the effect of changes in the key assumptions, assuming all other assumptions remain constant, is as follows:

		Excess (Deficit) of Estimated Fair Value Over (Under) the Carrying Value as a Percent of Carrying Value			
Reportable Segment	**Reporting Unit**	**Actual Valuation**	**Decrease of 0.5% in Annual Revenue Growth Rate**	**Decrease of 0.5% in Annual Operating Income Margin**	**Increase of 0.5% in Discount Rate**
ACCG	Cable Products	1.4%	(2.2)%	(1.1)%	(2.7)%
ACCG	Base Station Antennas	14.1%	9.5%	10.0%	8.8%
ACCG	Microwave Antennas	46.6%	40.6%	42.8%	40.2%
WNS	WNS Services	5.8%	0.7%	3.3%	0.6%
WNS	Power Amplifiers	27.4%	22.2%	20.4%	21.1%
WNS	Wireless Innovations Group	71.3%	63.1%	66.2%	62.7%
Broadband	Broadband	49.0%	43.7%	42.9%	42.9%
Enterprise	Enterprise	253.1%	236.5%	240.9%	235.7%

In response to changes in market conditions, the discount rates used in the 2009 annual test were 0.5% lower for the ACCG, Broadband and Enterprise reporting units and 1.0% lower for the WNS reporting units than the discount rates used in the 2008 test. Had the 2008 discount rates been used for the 2009 annual test, step two of the goodwill impairment test would have been required for the cable products and WNS services reporting units.

While no impairment charges resulted from the analyses performed in 2009, impairment charges may occur in the future in cable products, WNS services or other reporting units due to changes in projected revenue growth rates, projected operating margins or estimated discount rates, among other factors. Historical or projected revenues or cash flows may not be indicative of actual future results. Due to uncertain market conditions, it is possible that future impairment reviews may indicate additional impairments of goodwill and/or other intangible assets, which could result in charges and any such charges could be material to our results of operations and financial position.

Pension and Other Postretirement Benefits—Our pension and other postretirement benefit costs and liabilities are developed from actuarial valuations. Critical assumptions inherent in these valuations include the discount rate, health care cost trend rate, rate of return on plan assets and mortality rates. Assumptions are subject to change each year based on changes in market conditions and in management's assumptions about future events. Differences between estimated amounts and actual results as well as changes in the critical assumptions may have a material impact on future pension and other postretirement benefit costs and liabilities.

The discount rate enables management to state expected future cash flows as a present value on the measurement date. A lower discount rate increases the present value of benefit obligations and generally increases pension expense. We estimate that a 1% decrease in the discount rate would have increased benefit expense in 2009 by $4.6 million. An increase of 1% in the discount rate would have decreased benefit expense in 2009 by $3.8 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009 WITH THE YEAR ENDED DECEMBER 31, 2008

	2009		2008			
	Amount	% of Net Sales	Amount	% of Net Sales	Dollar Change	% Change
	(dollars in millions, except per share amounts)					
Net sales	$3,024.9	100.0%	$4,016.6	100.0%	$(991.7)	(24.7)%
Gross profit	865.4	28.6	1,079.6	26.9	(214.2)	(19.8)
SG&A expense	404.6	13.4	501.8	12.5	(97.3)	(19.4)
R&D expense	107.4	3.6	134.8	3.4	(27.3)	(20.3)
Amortization of purchased intangible assets	85.2	2.8	97.9	2.4	(12.6)	(12.9)
Restructuring costs	20.6	0.7	37.6	0.9	(17.0)	(45.1)
Goodwill and other intangible asset impairments	—	—	397.1	9.9	(397.1)	(100.0)
Net income (loss)	77.8	2.6	(228.5)	(5.7)	306.3	NM
Earnings (loss) per diluted share	0.86		(3.29)			

NM – Not meaningful

The results of operations of Andrew for the period from December 27, 2007 through December 31, 2007 are included in our consolidated results of operations for the year ended December 31, 2008.

Net sales

The decrease in net sales during 2009 compared to 2008 is primarily attributable to overall weakness in the global economy. Net sales in all segments and all major geographic regions were negatively affected by the significant economic downturn and difficult business environment. Specific factors that contributed to the decline in net sales were decreased capital spending by telecommunication providers and business enterprises, a slowdown in commercial and residential construction and reductions in distributor and original equipment manufacturer (OEM) inventory levels. For further details by segment, see the section titled "Segment Results" below.

Gross profit (net sales less cost of sales)

Gross profit for 2009 decreased by $214.2 million to $865.4 million primarily as a result of the decline in net sales. Also contributing to the decline is the underabsorption of manufacturing overhead as production levels were lowered in response to weaker global demand. Benefits from lower raw material costs were not fully realized due to the higher cost inventory and outstanding purchase commitments that were on hand at the beginning of the year. Gross profit for 2009 includes charges of $21.2 million related to the TruePosition litigation. Gross profit for 2008 was adversely affected by $59.7 million of purchase accounting adjustments, primarily related to the effect on cost of sales of the step-up of the acquired inventory to its estimated fair value less the costs to sell the inventory.

As a result of conforming accounting policies between Andrew and CommScope in 2009, $21.4 million of distribution costs that were originally reflected as cost of sales have been reclassified to selling, general and administrative expense for 2008.

Our gross profit margin for 2009 was 28.6% compared to 26.9% for the prior year. Excluding the charge related to TruePosition litigation, our gross profit margin for 2009 was 29.3%. The gross profit margin for 2008, excluding the impact of the purchase accounting adjustments discussed above, was 28.4%. The adjusted gross profit margin for 2009 is higher than 2008 due to cost reduction efforts, including facility closures, reductions in staffing and the suspension of certain discretionary bonuses.

The timing of a sustained improvement in the overall economic environment remains uncertain. We expect continued volatility in the costs of certain raw materials, particularly copper, aluminum, plastics and other polymers. If raw material costs increase and we delay implementing price increases or are unable to achieve market acceptance of announced or future price increases, gross profit may be adversely affected. Price reductions in response to a significant decline in raw material costs may also have an adverse impact on gross profit.

Selling, general and administrative expense

The decrease in selling, general and administrative expense (SG&A) was primarily due to cost reduction efforts including workforce reductions, lower selling costs due to lower net sales and the suspension of discretionary bonus programs during 2009. Included in SG&A for 2008 is a benefit of $12.2 million related to the release of a liability resulting from the alignment of certain employee benefit policies between legacy CommScope and legacy Andrew. Also included in 2008 are acquisition and integration-related costs of $5.1 million. Although SG&A expense declined in 2009 as compared to 2008, SG&A expense as a percentage of sales increased due to the decreased level of net sales.

Research and development

Research and development (R&D) expense decreased by $27.3 million to $107.4 million during 2009 primarily as a result of cost reduction efforts, including the suspension of discretionary bonus programs during 2009. As a percentage of net sales, R&D expense increased to 3.6% for 2009 as compared to 3.4% for 2008. This increase in R&D expense as a percentage of net sales is due to the decrease in net sales. R&D activities generally relate to ensuring that our products are capable of meeting the developing technological needs of our customers, bringing new products to market and modifying existing products to better serve our customers.

Restructuring costs

We recognized pretax restructuring costs of $20.6 million during 2009 compared with $37.6 million during 2008. The 2009 restructuring costs resulted primarily from workforce reductions and facility closures in response to the decline in net sales. The restructuring charges incurred in 2008 resulted from an effort to lower the overall manufacturing cost structure of the Company following the Andrew acquisition.

We anticipate that there will be additional restructuring charges recognized during 2010 as previously announced restructuring initiatives are completed. In January 2010, we announced plans to reduce the workforce in our Omaha facility and to analyze options that include the possible closure of that facility. Additional restructuring initiatives are expected to be announced during 2010 and the resulting charges recognized could be material.

As a result of restructuring and consolidation actions, there is unutilized real estate at various domestic and international facilities, which is carried at the lower of cost or estimated fair value. We are attempting to sell or lease this unutilized space. As a result of additional restructuring initiatives, additional excess real estate or equipment may be identified and impairment charges, which may be material, may be incurred.

Goodwill and other intangible asset impairments

During the three months ended December 31, 2008, we determined that an indication of potential goodwill impairment existed due to the sustained decrease in the Company's market capitalization to a level below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results for certain reporting units than had been previously forecasted. Completion of the goodwill impairment analysis resulted in a charge of $297.3 million. Also during the fourth quarter of 2008, we determined that the carrying value of certain identified intangible assets acquired in the acquisition of Andrew were not recoverable. A pretax impairment charge of $96.6 million was recognized primarily related to certain customer relationship intangible assets.

Other expense, net

Foreign exchange losses of $3.4 million are included in net other expense for 2009 compared to losses of $11.7 million for 2008. Losses of $0.5 million and $0.6 million on auction rate securities are also included in net other expense for 2009 and 2008, respectively. Net other expense for 2009 and 2008 includes losses of $8.6 million and $2.8 million, respectively, on the induced conversion of our 1% convertible senior subordinated debentures.

Net interest income (expense)

We incurred net interest expense of $120.8 million during 2009 compared to net interest expense of $130.0 for 2008. During 2009, interest expense includes an $11.3 million charge for the interest make-whole payment related to the conversion of the 3.50% convertible debentures and $7.5 million related to the write off of deferred financing costs in connection with accelerated term loan debt payments. These increases in interest expense are partially offset by a reduction in interest expense resulting from lower outstanding debt balances in 2009 as compared to 2008. Our weighted average effective interest rate on outstanding borrowings, including the interest rate swap and amortization of deferred financing costs, was 5.83% as of December 31, 2009 compared to 5.45% as of December 31, 2008.

Income taxes

Our effective income tax rate was 32.7% for 2009 compared to 3.4% for 2008. Income tax expense for 2009 includes net benefits of $7.7 million primarily related to the completion of prior year U.S. and foreign income tax returns and the filing of amended returns in various jurisdictions. These net benefits were substantially offset by the impact of non-deductible debt conversion costs. The effective rate excluding the impact of these items was 33.5% for 2009.

Income before income taxes for 2008 includes $397.1 of goodwill and other intangible asset impairment charges for which we have recognized $37.5 million in tax benefits. The 2008 loss before income taxes also includes $28.1 million of charges primarily related to restructuring initiatives for which we do not expect to realize tax benefits. The merger of the legacy Andrew Brazilian entity into the legacy CommScope Brazilian entity resulted in the partial release of valuation allowances carried against the legacy CommScope Brazilian net operating loss carryforwards. This release provided a $5.0 million benefit to our tax provision for 2008. Also included in the income tax provision for 2008 is a benefit of $3.9 million related to the settlement of various U.S. and foreign income tax audits. The effective rate excluding these items was 20.4% for 2008.

The adjusted tax rates for 2009 and 2008 are lower than the U.S. statutory rate, reflecting the benefits derived from significant operations outside the U.S., which are generally taxed at rates lower than the U.S. statutory rate of 35%. The adjusted tax rate for 2009 is higher than 2008 due primarily to the provision of U.S. taxes on a substantial portion of our current year foreign earnings in anticipation of repatriation.

Segment Results

	2009		2008			
	Amount	% of Net Sales	Amount	% of Net Sales	Dollar Change	% Change
			(dollars in millions)			
Net sales by segment:						
ACCG	$1,276.4	42.2%	$1,860.5	46.3%	$(584.1)	(31.4)%
Enterprise	660.6	21.8	885.1	22.0	(224.5)	(25.4)
Broadband	472.9	15.6	590.9	14.7	(118.0)	(20.0)
WNS	617.7	20.4	690.9	17.2	(73.2)	(10.6)
Inter-segment eliminations	(2.7)	—	(10.8)	(0.2)	8.1	NM
Consolidated net sales	$3,024.9	100.0%	$4,016.6	100.0%	$(991.7)	(24.7)%
Total domestic sales	$1,557.7	51.5%	$1,903.8	47.4%	$(346.1)	(18.2)%
Total international sales	1,467.2	48.5	2,112.8	52.6	(645.6)	(30.6)
Consolidated net sales	$3,024.9	100.0%	$4,016.6	100.0%	$(991.7)	(24.7)%
Operating income (loss) by segment:						
ACCG	$ 37.9	3.0%	$ 47.4	2.5%	$ (9.5)	(20.0)%
Enterprise	99.8	15.1	152.1	17.2	(52.3)	(34.4)
Broadband	81.3	17.2	20.3	3.4	61.0	300.5
WNS	28.5	4.6	(309.3)	(44.8)	337.8	NM
Consolidated operating income (loss)	$ 247.5	8.1%	$ (89.5)	(2.2)%	$ 337.0	NM

NM – Not meaningful

Antenna, Cable and Cabinet Group Segment

The ACCG segment experienced a significant decline in sales in all major geographic regions with particular weakness in the Europe, Middle East and Africa (EMEA) region and the United States for 2009 as compared to 2008. The majority of the decrease in ACCG net sales for 2009 is due to a decline in sales of cable and microwave antenna products. Foreign exchange rates adversely affected sales by 2% for 2009 as compared to 2008.

We expect long-term demand for our ACCG products to be positively affected by wireless coverage and capacity expansion in emerging markets and growth in mobile data services in developed markets. Uncertainty in the global economy may continue to depress capital spending by telecommunication providers and negatively impact both of these markets and consequently our net sales.

The decline in ACCG segment operating income for 2009 as compared to 2008 is primarily the result of lower sales. Also contributing to the decline is the underabsorption of manufacturing overhead as production levels were lowered in response to weaker global demand. Cost reduction efforts, including facility closures, reductions in staffing and the suspension of certain bonuses helped to reduce certain manufacturing costs. Benefits from lower raw material costs were not fully realized due to the higher cost inventory that was still on hand at the beginning of the year and unfavorable raw materials purchase commitments. Also contributing to the decline in operating performance for ACCG compared to 2008 were higher restructuring charges. For 2009, restructuring charges increased $3.4 million as compared to 2008. Operating income for 2008 included $122.6 million of goodwill and other intangible asset impairments and the negative impact of $31.7 million from the step-up of inventory to its estimated fair value as a result of the acquisition of Andrew. As a result of the intangible asset impairment, amortization expense decreased $3.4 million in 2009 as compared to 2008. This decrease was partially offset by $2.0 million of increased amortization expense in 2009 caused by shortening the estimated useful life of a trade name intangible asset.

Enterprise Segment

Enterprise segment net sales decreased in all major geographic regions, particularly in the United States and EMEA, as the global economic recession caused a slowdown in information technology spending for 2009 as compared to 2008. Distributors who sell our products to the end user continued their efforts to lower their inventory levels throughout 2009, which also negatively affected our net sales.

We expect long-term demand for Enterprise products to be driven by the ongoing need for bandwidth and high-performance structured cabling in the enterprise market and to be affected by global information technology spending. The current global economic conditions and an ongoing slowdown in commercial construction activity are expected to continue to negatively affect demand for our products.

The decline in Enterprise segment operating income for 2009 as compared to 2008 is primarily attributable to lower sales volumes. Also contributing to the decline is the underabsorption of manufacturing overhead as production levels were lowered in response to weaker global demand. Cost reduction efforts, including plant closures, reductions in staffing and the suspension of certain bonuses helped to reduce certain manufacturing costs. Benefits from lower raw material costs were not fully realized due to the higher cost inventory that was still on hand at the beginning of the year. For 2009, restructuring charges decreased $4.6 million as compared to 2008. Operating income for 2008 included a benefit of $3.1 million related to the alignment of certain employee benefit policies between legacy CommScope and legacy Andrew.

Broadband Segment

The decrease in net sales of Broadband products for 2009 compared to 2008 primarily resulted from lower international net sales, particularly in EMEA and Central and Latin America (CALA). Net sales to domestic cable system operators were also lower in 2009 as compared to 2008. The slowdown in purchasing by Broadband segment customers is largely attributable to the deterioration in general economic conditions, particularly the residential housing market.

We expect demand for Broadband products to continue to be influenced by the domestic slowdown in the residential construction market. Spending by our Broadband customers on maintaining and upgrading networks is expected to continue, though it may be influenced by the deterioration in global economic conditions and the tight credit markets.

The increase in Broadband segment operating income for 2009 reflects a reduction in restructuring charges, the impact of cost reductions resulting from restructuring initiatives, the benefit from the suspension of certain bonuses in 2009, an increase in pricing for certain products implemented during the second half of 2008, the benefits of lower costs for certain raw materials and lower warranty charges. Operating income for 2009 included restructuring charges of $4.6 million as compared to $25.4 million for 2008. Warranty charges for the Broadband segment for 2009 were lower than 2008 by $5.5 million reflecting the resolution of a warranty matter related to a defective product. Broadband segment operating income for 2008 included a $5.5 million benefit related to the alignment of certain employee benefit policies between legacy CommScope and legacy Andrew.

Wireless Network Solutions Segment

WNS segment 2009 net sales decreased in most major geographic regions, particularly in EMEA and CALA, as compared to 2008 net sales. These decreases were partially offset by slight improvement in the Asia Pacific region. The majority of the decrease in WNS net sales for 2009 is due to a decline in sales of filters and power amplifiers. Foreign exchange rates adversely affected sales by 2% for 2009 as compared to 2008. Also contributing to the decline in net sales from 2008 to 2009 is the divestiture in January 2008 of the SatCom product line, which had net sales of $16.0 million for 2008 as compared to $0.8 million for 2009. We expect demand for our WNS products to be positively affected by the continuing expansion of wireless capacity in emerging markets as well as convergence and growth in mobile data services in developed markets. Given that much of the demand for WNS products is driven by large customer projects, quarterly growth in net sales for this segment may be volatile. Current global economic conditions may slow capital spending by telecommunication providers and negatively impact both of these markets and consequently our net sales.

WNS segment operating income increased $337.8 million for 2009 as compared to 2008 primarily due to charges of $274.5 million related to goodwill and other intangible asset impairments included in the operating loss for 2008. As a result of the intangible asset impairment, amortization expense decreased $12.3 million in 2009 as compared to 2008. Also included in the 2008 operating loss is the negative impact of $28.0 million of purchase accounting adjustments related to inventory. Operating income for 2009 benefited from prior cost reduction efforts, improved product mix, lower expenses related to the suspension of certain bonuses and recoveries of accounts receivable that had been previously written off. Offsetting these improvements were charges related to the TruePosition litigation of $21.2 million during 2009. In addition, restructuring charges increased by $5.1 million in 2009 as compared to 2008.

2010 Outlook

CommScope expects gradual improvement in business conditions during 2010; however, the pace of improvement may vary considerably among major geographical regions. Our ability to forecast with normal levels of confidence continues to be negatively affected by economic uncertainty, volatile carrier spending, uncertainties in credit markets, currency fluctuations and commodity cost volatility.

Continued volatility in carrier spending as well as the pricing of commodities and other raw materials could have a significant impact on our net sales and operating profitability. The volatility in commodity prices may reduce gross profit margin if we delay implementing price increases, are unable to achieve market acceptance of future price increases or implement price reductions in response to a rapid decline in these prices.

During 2009, to help counter the negative effect of the unprecedented economic turmoil, the company implemented spending and budget cuts, headcount reductions, a salary freeze and the elimination of certain cash bonuses. During 2010, the Company anticipates returning to more normal business practices, which we expect will result in increased operating expenses.

We have recently reorganized the Company into three new organizations across the existing segments that have global responsibilities for the commercial, supply and technology areas of CommScope. We made these changes in order to improve service to customers, reduce cost and take advantage of what we believe will be significant, long-term global market opportunities. Due to these changes, we expect further restructuring initiatives in 2010, some of which could result in material charges.

We believe that we are well positioned to benefit from improving economic conditions, increased carrier spending and the expanding need for greater bandwidth in wireless, enterprise and broadband networks.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008 WITH THE YEAR ENDED DECEMBER 31, 2007

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Dollar Change	% Change
	(dollars in millions, except per share amounts)					
Net sales	$4,016.6	100.0%	$1,930.8	100.0%	$2,085.8	108.0%
Gross profit	1,079.6	26.9	589.1	30.5	490.5	83.3
SG&A expense	501.8	12.5	262.2	13.6	239.6	91.4
R&D expense	134.8	3.4	34.3	1.8	100.5	292.8
Amortization of purchased intangible assets	97.9	2.4	5.0	0.3	92.8	NM
Restructuring costs	37.6	0.9	1.0	0.1	36.6	NM
Goodwill and other intangible asset impairments	397.1	9.9	—	—	397.1	NM
Net income (loss)	(228.5)	(5.7)	204.8	10.6	(433.4)	NM
Earnings (loss) per diluted share	(3.29)		2.78			

NM – Not meaningful

The results of operations of Andrew for the period from December 27, 2007 through December 31, 2007 are included in our consolidated results of operations for the year ended December 31, 2008 and excluded from our consolidated results of operations for the year ended December 31, 2007.

Net sales

The increase in consolidated net sales during 2008 over 2007 is attributable to the acquisition of Andrew. Net sales for legacy Andrew product lines during 2008 were $2,233.9 million and are included in the ACCG and WNS segments. For further details by segment, see the section titled "Segment Results" below.

Gross profit (net sales less cost of sales)

Gross profit for 2008 increased by $490.5 million to $1,079.6 million primarily due to the acquisition of Andrew. Gross profit for 2008 was adversely affected by $59.7 million of purchase accounting adjustments, primarily related to the effect on cost of sales of the step-up of the acquired inventory to its estimated fair value less the costs to sell the inventory. Cost of sales for 2008 includes amortization of purchased intangibles of $15.5 million as compared to $3.3 million for 2007.

Our gross profit margin for 2008 was 26.9% compared to 30.5% for the prior year. The gross profit margin for 2008, excluding the impact of the purchase accounting adjustments and incremental amortization expense discussed above, was 28.7%. The adjusted gross profit margin for 2008 is lower than 2007 reflecting legacy Andrew products whose historical gross profit margins were lower than those of CommScope and a reduction in certain legacy CommScope product lines, particularly in the Broadband segment (see the section titled "Segment Results" below).

Selling, general and administrative expense

The increase in selling, general and administrative expense (SG&A) was primarily due to the acquisition of Andrew. Included in SG&A for 2008 is a benefit of $12.2 million related to the release of a liability resulting from the alignment of certain employee benefit policies between legacy CommScope and legacy Andrew. Also included in 2008 are acquisition and integration related costs of $5.1 million. The reduction in SG&A expense as a percentage of net sales is a result of the higher sales levels and reflects cost savings synergies.

Research and development

Research and development (R&D) expense increased by $100.5 million to $134.8 million during 2008 primarily as a result of the Andrew acquisition. R&D expense as a percentage of net sales increased to 3.4% for 2008 as compared to 1.8% for 2007. This increase in R&D expense as a percentage of net sales reflects the higher level of R&D spending required to support the Andrew products, particularly those in the WNS segment. R&D activities generally relate to ensuring that our products are capable of meeting the developing technological needs of our customers, bringing new products to market and modifying existing products to better serve our customers.

For the year ended December 31, 2007, legacy Andrew's R&D expenditures were $111.9 million. A substantial amount of legacy Andrew's recent R&D activities were focused on filter products and have been impacted by the restructuring in late 2007 of our relationship with Nokia Siemens Networks, a major filter products customer. Legacy Andrew's R&D activities are undertaken for new product development and for product and manufacturing process improvement.

Restructuring costs

We recognized pretax restructuring costs of $37.6 million during 2008 compared with $1.0 million during 2007. The 2008 restructuring costs include $25.3 million of charges related to the closure of the Company's legacy CommScope Belgian and Brazilian manufacturing facilities and a $2.8 million charge related to the closure of the Company's legacy CommScope Australian manufacturing facility. The Belgian and Brazilian facilities have primarily supported the Broadband segment, while the Australian facility supported the Enterprise segment. The majority of the remainder of the 2008 restructuring costs resulted from workforce reductions at several facilities. The restructuring costs incurred during 2008 resulted from an effort to lower the overall manufacturing cost structure of the Company following the Andrew acquisition and in response to a slowdown in demand for most major product groups.

In 2008, we announced the consolidation of certain legacy Andrew cable and antenna production operations, which will result in the closure of locations in the Stratford, England area and changes at other facilities. The costs associated with this initiative ($22.7 million) are recognized as an adjustment to the purchase price allocation.

Goodwill and other intangible asset impairments

During the three months ended December 31, 2008, we determined that an indication of potential goodwill impairment existed due to the sustained decrease in the Company's market capitalization to a level below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results for certain reporting units than had been previously forecasted. Completion of the goodwill impairment analysis resulted in a charge of $297.3 million. Also during the fourth quarter of 2008, we determined that the carrying value of certain identified intangible assets acquired in the acquisition of Andrew were not recoverable. A pretax impairment charge of $96.6 million was recognized primarily related to certain customer relationship intangible assets.

Other expense, net

Net other expense for 2008 includes $11.7 million of foreign exchange losses. Also included in net other expense for 2008 is a $2.8 million charge related to the induced conversion of $50.5 million of our 1% senior subordinated convertible debentures, $1.5 million in fees paid to amend our senior secured credit facilities, and a $0.6 million charge related to impairment of our auction rate securities.

Net interest income (expense)

We incurred net interest expense of $130.0 million during 2008 compared to recognizing net interest income of $13.9 million for 2007. This change is the result of the significant borrowings undertaken and the cash, cash equivalents and short-term investments that were utilized to finance the Andrew acquisition. Our weighted average effective interest rate on outstanding borrowings, including the interest rate swap and amortization of long-term financing costs, was 5.45% as of December 31, 2008 compared to 6.23% as of December 31, 2007.

Interest expense for 2008 includes a $1.3 million charge related to ineffectiveness on the interest rate swap entered into to fix the interest rate on a portion of the debt incurred to finance the Andrew acquisition. Also included in interest expense for 2008 is a $2.8 million charge related to the write off of deferred financing fees related to the $250 million of principal prepayments during 2008 on our senior secured term loans.

Income taxes

Our effective income tax rate was 3.4% for 2008 compared to 31.5% for 2007. The loss before income taxes for 2008 includes $397.1 of goodwill and other intangible asset impairment charges for which we have recognized $37.5 million in tax benefits. The 2008 loss before income taxes also includes $28.1 million of charges primarily related to restructuring initiatives for which we do not expect to realize tax benefits. The merger of the legacy Andrew Brazilian entity into the legacy CommScope Brazilian entity resulted in the partial release of valuation allowances carried against the legacy CommScope Brazilian net operating loss carryforwards. This release provided a $5.0 million benefit to our tax provision for 2008. Also included in the income tax provision for 2008 is a benefit of $3.9 million related to the settlement of various U.S. and foreign income tax audits. The effective rate excluding these items was 20.4% for 2008. Our effective tax rate reflects the benefits derived from significant operations outside the U.S., which are generally taxed at rates lower than the U.S. statutory rate of 35%, partially offset by U.S. state income taxes and valuation allowances for losses in certain foreign jurisdictions for which we cannot record tax benefits. The effective tax rate (excluding the items noted above) decreased from 2007 primarily due to a shift in the geographic mix of earnings as a result of the Andrew acquisition.

Segment Results

The pro forma information provided below is intended to show how CommScope's results might have looked if the acquisition of Andrew had occurred as of January 1, 2007. The Andrew amounts included in this pro forma information are based on Andrew's actual results and, therefore, may not be indicative of the actual results when operated as part of CommScope. No pro forma adjustments have been made other than combining CommScope's historical results with those of Andrew. The pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of the date indicated or that may be achieved in the future.

	Actual				Pro Forma			
	2008		2007		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Dollar Change	% Change
	(dollars in millions)							
Net sales by segment:								
ACCG	$1,860.5	46.3%	$ 407.6	21.1%	$1,812.3	43.7%	$ 48.2	2.7%
Enterprise	885.1	22.0	899.4	46.6	899.4	21.7	(14.3)	(1.6)
Broadband	590.9	14.7	625.3	32.4	625.3	15.0	(34.4)	(5.5)
WNS	690.9	17.2	—	—	814.4	19.6	(123.5)	(15.2)
Inter-segment eliminations	(10.8)	(0.2)	(1.5)	(0.1)	(1.5)	—	(9.3)	NM
Consolidated net sales	$4,016.6	100.0%	$1,930.8	100.0%	$4,149.9	100.0%	$(133.3)	(3.2)%
Total domestic sales	$1,903.8	47.4%	$1,301.4	67.4%	$2,120.2	51.1%	$(216.4)	(10.2)%
Total international sales	2,112.8	52.6	629.4	32.6	2,029.7	48.9	83.1	4.1
Consolidated net sales	$4,016.6	100.0%	$1,930.8	100.0%	$4,149.9	100.0%	$(133.3)	(3.2)%
Operating income (loss) by segment:								
ACCG	$ 47.4	2.5%	$ 63.9	15.7%	$ 163.4	9.0%	$(116.0)	(71.0)%
Enterprise	152.1	17.2	151.4	16.8	151.4	16.8	0.7	0.5
Broadband	20.3	3.4	71.2	11.4	71.2	11.4	(50.9)	(71.5)
WNS	(309.3)	(44.8)	—	—	(255.6)	(31.4)	(53.7)	NM
Consolidated operating income (loss)	$ (89.5)	(2.2)%	$ 286.5	14.8%	$ 130.4	3.1%	$(219.9)	NM

NM – Not meaningful

Antenna, Cable and Cabinet Group Segment

Higher international sales of most product lines were offset by a decline in domestic sales in the ACCG segment for 2008 as compared to the pro forma net sales for 2007. For 2008, the ACCG segment experienced international growth in all major regions, with particular strength in the Asia Pacific region. Net sales in the ACCG segment benefited 2.0% from changes in foreign exchange rates in 2008. In 2008, higher sales of microwave antennas, base station antennas and cable products were offset by significantly lower domestic wireline sales as compared to the pro forma sales in 2007. Wireline sales declined primarily due to weaker demand for cabinet and apparatus products by major domestic telecommunication service providers.

Operating income for the ACCG segment for 2008 includes $122.6 million of goodwill and other intangible asset impairments, approximately $67.2 million of incremental intangible asset amortization expense resulting from the purchase price allocation from the Andrew acquisition and the negative impact of $31.7 million from the step-up of inventory to its estimated fair value as a result of the application of purchase accounting to the acquisition of Andrew. These increased costs were partially offset by a $3.6 million benefit related to the alignment of certain employee benefit policies between legacy CommScope and legacy Andrew. Operating income for 2008 and pro forma operating income for 2007 include $3.3 million and $23.9 million, respectively, for acquisition-related costs. Excluding these special items, ACCG operating income increased in 2008 as compared to pro forma 2007 primarily due to improved performance of the segment's wireless products, cost reductions and the benefit of the price increases for selected cable products. These improvements were somewhat offset by weaker wireline operating income in the current year periods due to declining sales.

Enterprise Segment

The decline in Enterprise segment net sales in 2008 as compared to 2007 is due to lower domestic sales. This decline was somewhat offset by a modest increase in international net sales in all major regions, particularly in Europe, Middle East and Africa and Central and Latin America. In response to higher raw material costs in the first half of the year, price increases for certain cable products were announced in the second and third quarters of 2008. These price increases provided modest benefits to net sales during the second half of 2008.

Enterprise segment operating income for 2008 includes a $3.1 million benefit related to the alignment of certain employee benefit policies between legacy CommScope and Andrew. Operating income was adversely affected by a $7.2 million increase in restructuring costs for 2008 compared to 2007. Excluding these special items, Enterprise segment operating income for 2008 is modestly higher than 2007 despite declining net sales primarily due to an ongoing shift in mix toward higher margin products, cost reduction efforts and the impact of price increases to offset the effect of increases in raw material costs.

Broadband Segment

Broadband segment net sales declined in 2008 as compared to 2007 due to a decrease in domestic and European sales that was partially offset by stronger sales in Central and Latin America. The slowdown in purchasing by our domestic customers is largely attributable to the deterioration in general economic conditions, particularly the residential housing market. The increase in Central and Latin American sales reflects continued spending on new projects and system maintenance. Net sales for 2008 includes an incremental benefit of $3.1 million related to a business that was acquired in 2007.

The reduction in Broadband segment operating income for 2008 as compared to 2007 is due in part to an increase of $25.1 million in restructuring charges, primarily resulting from the closure of the Belgium and Brazil manufacturing facilities. Although Broadband segment operating income benefited modestly from price increases announced earlier in 2008, the impact of pricing was more than offset by the impact of higher raw material prices in the first half of 2008, lower production volume due to the decline in domestic sales, a shift in mix toward less profitable products and product warranty charges of $4.6 million in 2008 related to an isolated manufacturing defect. Broadband segment operating income for 2008 includes a $5.5 million benefit related to the alignment of certain employee benefit policies between legacy CommScope and Andrew.

Wireless Network Solutions Segment

WNS segment net sales decreased during 2008 compared to pro forma 2007 primarily due to the divestiture of the Satellite Communications (SatCom) product line on January 31, 2008. SatCom sales for 2008 were $16.0 million as compared to $102.6 million for pro forma 2007. The SatCom sales subsequent to the divestiture relate to manufacturing transition services. Excluding the impact of SatCom, WNS segment net sales decreased 5.2% during 2008 as compared to pro forma 2007, primarily due to lower sales of power amplifiers and filters as well as the impact of divesting other product lines. Net sales in the WNS segment benefited 1.8% from changes in foreign exchange rates in 2008.

Operating income for the WNS segment for 2008 includes charges of $274.5 million related to goodwill and other intangible asset impairments, approximately $23.5 million of incremental intangible asset amortization expense resulting from the purchase price allocation of the Andrew acquisition and the negative impact of $28.0 million from inventory-related purchase accounting adjustments resulting from the acquisition of Andrew. Operating income for 2008 and pro forma operating income for 2007 include $1.5 million and $60.4 million, respectively, for litigation charges and acquisition-related costs. WNS operating income for 2008 has been favorably affected by reduced SatCom losses as a result of the sale of the SatCom product line as well as the restructuring of our relationship with Nokia Siemens Networks for custom filter production.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes certain key measures of our liquidity and capital resources:

	2009	2008	Dollar Change	% Change
		(dollars in millions)		
Cash, cash equivalents and short-term investments	$ 702.9	$ 412.1	290.8	70.6%
Working capital, excluding cash, cash equivalents, short-term investments and current portion of long-term debt	593.7	747.1	(153.4)	(20.5)
Availability under revolving credit facility	358.8	203.3	155.5	76.5
Long-term debt, including current portion	1,544.5	2,041.8	(497.3)	(24.4)
Total capitalization(1)	3,093.5	3,050.1	43.3	1.4
Long-term debt as a percentage of total capitalization	49.9%	66.9%		

(1) Total capitalization includes long-term debt, including the current portion, and stockholders' equity.

Our principal sources of liquidity, both on a short-term and long-term basis, are cash, cash equivalents and short-term investments, cash flows provided by operations and availability under credit facilities. The primary uses of liquidity include funding working capital requirements (primarily inventory and accounts receivable, net of accounts payable and other accrued liabilities), debt service requirements, capital expenditures, payment of certain restructuring costs and funding of pension and other postretirement obligations.

Of the increase in cash, cash equivalents and short-term investments during 2009, $483.6 million was provided by operating activities, primarily resulting from income from operations and the reduction of working capital, excluding cash, cash equivalents and short-term investments and the current portion of long-term debt. Also contributing to the increase in cash, cash equivalents and short-term investments during 2009 was the issuance of $387.5 million of convertible debentures and notes and net proceeds of $220.1 million from the issuance of common stock. These increases were partially offset by principal payments of $581.8 million on our senior secured term loans and $175.5 million disbursed to redeem the outstanding 1% convertible senior subordinated debentures.

The decrease in long-term debt was primarily the result of the principal payments made on our senior secured term loans and the conversion into common stock or redemption of the outstanding 1% convertible senior subordinated debentures. These decreases in long-term debt were partially offset by the issuance of $287.5 million of 3.25% senior subordinated convertible notes. Although our total capitalization was relatively unchanged from December 31, 2008 to December 31, 2009, long-term debt as a percentage of total capitalization declined primarily due to the repayment of long-term debt and the issuance of common stock.

Cash Flow Overview

	2009	2008	Dollar Change	% Change
		(dollars in millions)		
Net cash provided by operating activities	$ 483.6	$ 361.9	$121.7	33.6%
Net cash used in investing activities	(72.0)	(107.4)	35.4	(33.0)
Net cash used in financing activities	(167.7)	(472.6)	304.8	(64.5)

Operating Activities

During 2009, operating activities generated $483.6 million in cash compared to $361.9 million during 2008. During 2009, net income of $77.8 million, depreciation and amortization of $204.4 million, a reduction in net inventory of $146.7 million and a reduction in net accounts receivable of $114.1 million were partially offset by a reduction of $98.5 million in accounts payable and other liabilities that included payments under annual bonus plans for 2008 and payments of restructuring costs. The decline in inventory is primarily attributable to tighter inventory management practices in response to the decline in sales. The decline in accounts receivable is primarily attributable to the decline in net sales in 2009 as compared to 2008.

Investing Activities

Investment in property, plant and equipment during 2009 decreased by $17.0 million year over year to $40.9 million as we limited capital spending to conserve cash in response to the uncertain global economic environment. The capital spending during 2009 was primarily for expanding and upgrading production capability in certain facilities, cost reduction efforts, software capitalization and investments in information technology. We expect capital expenditures of $50 million to $60 million in 2010.

During 2009, we purchased $40.5 million in short-term investments and received proceeds of $4.1 million from the sale of auction rate securities.

During 2009 and 2008, we paid $1.1 million and $61.4 million, respectively, in connection with acquisition activities. The payments were primarily related to the Andrew acquisition.

Financing Activities

During 2009, we completed two senior subordinated convertible debt issuances and a common stock offering of 10.5 million shares of CommScope common stock. In March 2009, we issued $100 million of 3.50% convertible senior subordinated debentures. In May 2009, we issued $287.5 million of 3.25% senior subordinated convertible notes and received net proceeds of $220.1 million from the common stock offering.

In February 2009, we issued 1.7 million shares of CommScope common stock in connection with the negotiated conversion of $24.0 million in face value of our 1% convertible senior subordinated debentures. In June 2009, the 3.50% convertible senior subordinated debentures were converted into 10.4 million shares of CommScope common stock (9.935 million shares related to the original conversion ratio and 0.443 million shares for the interest make-whole payment). Both of these conversions are reflected as non-cash transactions.

During 2009, we paid $175.5 million to redeem the remaining 1% convertible senior subordinated debentures. We also repaid $581.8 million of our senior secured term loans during 2009, including $171.6 million for the annual excess cash flow payment for 2008.

As of December 31, 2009, our remaining availability under the $400 million revolving credit portion of the senior secured credit facilities was $358.8 million, reflecting letters of credit issued and compliance with the leverage ratio under the terms of the senior secured credit facilities.

Future Cash Needs

We expect that our primary future cash needs will be debt service (including the annual excess cash flow payment that is required during the first quarter of each year under our senior secured term loans), funding working capital requirements, capital expenditures, paying restructuring costs, disposition of new or pending litigation and funding pension and other postretirement benefit obligations. We estimate that the required excess cash flow payment due in the first quarter of 2010 will be approximately $129 million. We may also make voluntary debt repayments during 2010. We made contributions of $17.1 million to our pension and other postretirement benefit plans during 2009 and currently expect to make additional contributions of at least $7.2 million during 2010. As of December 31, 2009, our Consolidated Balance Sheet reflects a significant unfunded obligation related to pension and other postretirement benefits. To achieve funding levels required under the Pension Protection Act of 2006 and similar requirements outside the U.S., we expect to make contributions in future years and these contributions could be material. We expect that our noncurrent employee benefit liabilities will be funded through cash flow from future operations. We may also pursue selected strategic acquisition opportunities, which may impact our future cash requirements.

In connection with our senior secured credit facilities, we are required to comply with two primary financial covenants: an interest coverage ratio for the preceding twelve months, which is tested at the end of each fiscal quarter, and a consolidated leverage ratio, with which we must comply at all times. As of December 31, 2009, the minimum interest coverage ratio and the maximum consolidated leverage ratio permitted under the senior secured credit facilities were both 3.75 to 1.0. The Company's estimated interest coverage ratio and consolidated leverage ratio as of December 31, 2009 were 5.05 to 1.0 and 3.04 to 1.0, respectively. Beginning with the quarter ending September 30, 2010, the minimum interest coverage ratio increases to 4.50 to 1.0 and the maximum consolidated leverage ratio decreases to 3.25 to 1.0. Beginning with the quarter ending September 30, 2011, the minimum interest coverage ratio increases further to 5.00 to 1.0 and the maximum consolidated leverage ratio decreases further to 2.50 to 1.0. Management believes the Company was in compliance with all of its covenants under the senior secured credit facilities as of December 31, 2009.

If we are unable to comply with these covenants, we will be in default under our senior secured credit facilities, which could result in, among other things, the outstanding balance of our loans becoming due and payable immediately, a material increase in the interest rate and further restrictions on our operational and financial flexibility.

We believe that our existing cash, cash equivalents and short-term investments and cash flows from operations, combined with availability under our revolving credit facility, will be sufficient to meet our presently anticipated future cash needs. We may, from time to time, borrow under our revolving credit facility or issue securities, if market conditions are favorable, to meet our future cash needs or to reduce our borrowing costs.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2009 (in millions):

Contractual Obligations	Total Payments Due	Amount of Payments Due per Period			
		2010	2011-2012	2013-2014	Thereafter
Long-term debt, including current maturities(a)	$1,544.5	$140.8	$ 75.1	$1,040.1	$288.5
Interest on long-term debt(a)(b)	229.1	79.9	92.2	52.3	4.7
Operating leases	137.6	31.0	36.1	21.9	48.6
Purchase obligations(c)	19.7	19.7	—	—	—
Pension and other postretirement benefit liabilities(d)	56.9	7.2	9.3	10.2	30.2
Unrecognized tax benefits(e)	—	—	—	—	—
Total contractual obligations	$1,987.8	$278.6	$212.7	$1,124.5	$372.0

(a) The mandatory excess cash flow payment due in March 2010 is reported as due in less than one year. No other prepayment or redemption of any of our long-term debt balances has been assumed. Refer to Note 7 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K for information regarding the terms of our long-term debt agreements.

(b) Interest on long-term debt includes the estimated impact of our interest rate swap based upon the forward rate curve in effect as of December 31, 2009. Interest on variable rate debt is estimated based upon rates in effect as of December 31, 2009.

(c) Purchase obligations include minimum amounts owed under take-or-pay or requirements contracts. Amounts covered by open purchase orders are excluded as there is no contractual obligation until goods or services are received.

(d) Amounts reflect expected payments under the postretirement benefit plans through 2019 (see Note 10 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K). Although there is no contractual obligation to make pension contributions, expected 2010 contributions of $3.0 million have been reflected above.

(e) Due to the uncertainty in predicting the timing of tax payments related to our unrecognized tax benefits, $64.3 million has been excluded from the presentation. In less than one year, we believe it is reasonably possible that tax positions resulting in unrecognized tax benefits of $4.0 million to $6.0 million will be settled, mainly as a result of the completion of audits or the lapse of statutes of limitations in various jurisdictions, and payment of some or all of the unrecognized tax benefits may be required (see Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K).

EFFECTS OF INFLATION AND CHANGING PRICES

We continually attempt to minimize any effect of inflation on earnings by controlling our operating costs and adjusting our selling prices. The principal raw materials purchased by us (copper, aluminum, steel, plastics and other polymers, bimetals and optical fiber) are subject to changes in market price as they are influenced by commodity markets. Prices for copper, fluoropolymers and certain other polymers derived from oil and natural gas have become highly volatile over the last several years. As a result, we have increased our prices for certain products and may have to increase prices again in the future. To the extent that we are unable to pass on cost increases to customers without a significant decrease in sales volume or must implement price reductions in response to a rapid decline in raw material costs, these cost changes could have a material adverse impact on the results of our operations.

ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2009, the FASB issued authoritative guidance regarding the consolidation of variable interest entities. This update is effective and will be implemented on January 1, 2010. It is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In September 2009, the FASB ratified the final consensuses reached by the Emerging Issues Task Force regarding revenue arrangements with multiple deliverables and software revenue recognition. The consensus reached on arrangements with multiple deliverables addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The consensus reached on software revenue recognition will exclude products containing both software and non-software components that function together to deliver the product's essential functionality from the scope of current revenue recognition guidance for software products. Although these consensuses are effective for the Company as of January 1, 2011, early adoption is permitted with expanded disclosures and application of the adjustments to the beginning of the fiscal year of adoption. The Company is currently assessing the timing of adoption. The Company expects to adopt these consensuses on a prospective basis which would impact the timing of revenue recognition for all new agreements entered into or materially modified after January 1 of the year of adoption.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in interest rates, foreign currency exchange rates and commodity prices. We may utilize derivative financial instruments, among other methods, to hedge some of these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

The table below summarizes the combined interest and principal payments associated with our variable rate debt (mainly the variable rate term loans) and interest rate swap (see Notes 7 and 8 in the Notes to Consolidated Financial Statements included elsewhere in this Form 10-K). The principal payments presented below are based on scheduled maturities (including the estimated excess cash flow payment of $129.0 million that is expected to be paid in March 2010). The interest payments presented below assume the interest rate in effect as of December 31, 2009 and include the impact of the interest rate swap, which serves to fix a portion of the interest payments on our variable rate debt. The projected future payments on the interest rate swap reflected in the table below are based on the forward interest rate curve in effect as of the date of the table. Settlement of the fair value of this hedging instrument as of December 31, 2009 would have resulted in a loss of approximately $27.0 million, net of tax. Substantially all of the unrealized loss on this cash flow hedge is included in accumulated other comprehensive income (loss). The impact of a 1% increase in interest rates on projected future interest payments related to the unhedged portions of the term loans is also included in the table below.

	For the year ended December 31,					There-after	Total	Fair Value
	2010	2011	2012	2013	2014			
Principal and interest payments on variable rate debt	$211.4	$55.2	$93.5	$341.7	$732.1	$ 0.8	$1,434.7	$1,215.1
Average interest rate	5.95%	4.05%	2.65%	2.69%	2.73%	2.97%		
Interest rate swap payments	$ 35.3	$ 7.9	$ —	$ —	$ —	$ —	$ 43.2	$ 42.9
Impact of a 1% increase in interest rates	$ 1.9	$ 7.1	$10.8	$ 8.8	$ 3.6	$ —	$ 32.2	

We also have $287.5 million aggregate principal amount of fixed rate convertible notes outstanding. The fair value of these notes is subject to fluctuations as our stock price and interest rates change. The table below summarizes our expected interest and principal payments related to our fixed rate debt as well as the fair value of these instruments at December 31, 2009. We also assume in the table below that our 3.25% convertible notes will not be redeemed until their scheduled maturity in 2015, although the noteholders have an option to require us to repurchase them before their scheduled maturity under certain circumstances. The fair value of our 3.25% convertible notes is based on quoted market prices.

	For the year ended December 31,					There-after	Total	Fair Value
	2010	2011	2012	2013	2014			
Principal and interest payments on fixed rate debt	$ 9.3	$ 9.3	$ 9.3	$ 9.3	$ 9.3	$292.4	$338.9	$342.1
Average interest rate	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%		

Foreign Currency Risk

Approximately 49% and 53% of our 2009 and 2008 net sales, respectively, were to customers located outside the U.S. Significant changes in foreign currency exchange rates could adversely affect our international sales levels and the related collection of amounts due. In addition, a significant decline in the value of currencies used in certain regions of the world as compared to the U.S. dollar could adversely affect product sales in those regions because our products may become more expensive for those customers to pay for in their local currency. Conversely, significant increases in the value of currencies as compared to the U.S. dollar could adversely affect profitability as certain product costs increase relative to a U.S. dollar-denominated sales price. The foreign currencies to which we have the greatest exposure include the euro, Chinese yuan, the Indian rupee and the Brazilian real. We continue to evaluate alternatives to help us reasonably manage the market risk related to foreign currency exposures.

We also use derivative instruments such as forward exchange contracts to manage the risk of foreign currency fluctuations. These instruments are not leveraged and are not held for trading or speculation. These contracts are not designated as hedges for accounting purposes and are marked to market each period through earnings and, as such, there were no unrecognized gains or losses as of December 31, 2009 or 2008.

Commodity Price Risk

Materials, in their finished form, account for a large portion of our cost of sales. These materials, such as copper, aluminum, steel, plastics and other polymers, bimetals and optical fiber, are subject to changes in market price as they are influenced by commodity markets and supply and demand levels, among other factors. Management attempts to mitigate these risks through effective requirements planning and by working closely with key suppliers to obtain the best possible pricing and delivery terms. As of December 31, 2009, we evaluated our commodity pricing exposures and concluded that it was not currently practical to use derivative financial instruments to hedge our current commodity price risks. However, in response to volatility in the commodity markets, we have entered into forward purchase commitments for certain metals to be used in the normal course of business. As of December 31, 2009, we were obligated to purchase approximately $19.7 million of metals under take-or-pay contracts through the first quarter of 2010 that we expect to take and consume in the normal course of operations. Most of these commitments were at prices below market prices as of December 31, 2009.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CommScope, Inc.

We have audited the accompanying consolidated balance sheets of CommScope, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2009. Our audits also included the financial statement schedule, "Schedule II – Valuation and Qualifying Accounts," listed in the Index at Item 8 for each of the two years in the period ended December 31, 2009. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2009 and 2008 financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommScope, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CommScope, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Charlotte, North Carolina
February 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CommScope, Inc.

We have audited the consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2007 of CommScope, Inc. and subsidiaries (the "Company"). Our audit also included the financial statement schedule listed in the Index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 28, 2008

CommScope, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2009	2008	2007
Net sales	$3,024,859	$4,016,561	$1,930,763
Operating costs and expenses:			
Cost of sales	2,159,455	2,936,939	1,341,676
Selling, general and administrative	404,562	501,820	262,203
Research and development	107,447	134,777	34,312
Amortization of purchased intangible assets	85,217	97,863	5,027
Restructuring costs	20,645	37,600	1,002
Goodwill and other intangible asset impairments	—	397,093	—
Total operating costs and expenses	2,777,326	4,106,092	1,644,220
Operating income (loss)	247,533	(89,531)	286,543
Other expense, net	(11,227)	(16,865)	(1,356)
Interest expense	(125,400)	(148,860)	(8,791)
Interest income	4,648	18,811	22,663
Income (loss) before income taxes	115,554	(236,445)	299,059
Income tax (expense) benefit	(37,755)	7,923	(94,218)
Net income (loss)	$ 77,799	$ (228,522)	$ 204,841
Earnings (loss) per share:			
Basic	$ 0.91	$ (3.29)	$ 3.34
Diluted	$ 0.86	$ (3.29)	$ 2.78
Weighted average shares outstanding:			
Basic	85,091	69,539	61,313
Diluted	96,600	69,539	74,674

See notes to consolidated financial statements.

CommScope, Inc.
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 662,440	$ 412,111
Short-term investments	40,465	—
Total cash, cash equivalents and short-term investments	702,905	412,111
Accounts receivable, less allowance for doubtful accounts of $16,572 and $19,307, respectively	598,959	695,820
Inventories, net	314,047	450,310
Prepaid expenses and other current assets	61,435	70,778
Deferred income taxes	67,610	81,024
Total current assets	1,744,956	1,710,043
Property, plant and equipment, net	412,388	468,140
Goodwill	995,037	997,257
Other intangibles, net	721,390	821,128
Other noncurrent assets	67,545	66,192
Total Assets	$3,941,316	$4,062,760
Liabilities and Stockholders' Equity		
Accounts payable	$ 200,869	$ 244,273
Other accrued liabilities	247,447	306,537
Current portion of long-term debt	140,810	374,498
Total current liabilities	589,126	925,308
Long-term debt	1,403,668	1,667,286
Deferred income taxes	143,132	150,357
Pension and postretirement benefit liabilities	134,770	164,075
Other noncurrent liabilities	121,637	147,376
Total Liabilities	2,392,333	3,054,402
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value; Authorized shares: 20,000,000; Issued and outstanding shares: None at December 31, 2009 and December 31, 2008	—	—
Common stock, $.01 par value; Authorized shares: 300,000,000; Issued and outstanding shares: 94,217,797 at December 31, 2009 and 70,798,864 at December 31, 2008	1,046	811
Additional paid-in capital	1,361,156	969,976
Retained earnings	394,884	317,085
Accumulated other comprehensive loss	(58,434)	(132,411)
Treasury stock, at cost: 10,348,195 shares at December 31, 2009 and 10,312,088 shares at December 31, 2008	(149,669)	(147,103)
Total Stockholders' Equity	1,548,983	1,008,358
Total Liabilities and Stockholders' Equity	$3,941,316	$4,062,760

See notes to consolidated financial statements.

CommScope, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating Activities:			
Net income (loss)	$ 77,799	$(228,522)	$ 204,841
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	204,352	218,602	49,507
Equity-based compensation	27,506	18,879	10,233
Excess tax benefits from equity-based compensation	(401)	(6,234)	(16,688)
Non-cash interest expense on 3.50% convertible debentures	12,004	—	—
Loss on conversion of debt securities	8,649	2,761	—
Goodwill and other intangible asset impairments	—	397,093	—
Deferred income taxes	(16,774)	(108,007)	(11,476)
Changes in assets and liabilities:			
Accounts receivable	114,139	59,099	(8,885)
Inventories	146,733	80,016	(5,564)
Prepaid expenses and other current assets	12,746	15,151	(10,665)
Accounts payable and other accrued liabilities	(98,456)	(108,793)	13,744
Other noncurrent liabilities	215	4,191	6,408
Other noncurrent assets	(1,739)	14,873	4,155
Other	(3,143)	2,812	4,315
Net cash provided by operating activities	483,630	361,921	239,925
Investing Activities:			
Additions to property, plant and equipment	(40,861)	(57,824)	(27,892)
Proceeds from disposal of fixed assets	4,630	8,017	10,962
Proceeds from sale of product lines	—	8,869	—
Cash paid for acquisitions	(1,138)	(61,410)	(2,081,977)
Net proceeds from (purchases of) short-term investments	(40,465)	—	146,068
Other	5,883	(5,012)	—
Net cash used in investing activities	(71,951)	(107,360)	(1,952,839)
Financing Activities:			
Proceeds from issuance of long-term debt	388,125	—	2,100,000
Principal payments on long-term debt	(761,905)	(484,311)	(34,100)
Net proceeds from the issuance of common stock	220,128	—	—
Long-term debt financing costs	(12,590)	(5,799)	(33,845)
Proceeds from the issuance of common shares under equity-based compensation plans	1,083	12,867	35,450
Excess tax benefits from equity-based compensation	401	6,234	16,688
Common shares repurchased under equity-based compensation plans	(2,982)	(1,568)	—
Net cash (used in) provided by financing activities	(167,740)	(472,577)	2,084,193
Effect of exchange rate changes on cash	6,390	(19,324)	2,130
Change in cash and cash equivalents	250,329	(237,340)	373,409
Cash and cash equivalents, beginning of year	412,111	649,451	276,042
Cash and cash equivalents, end of year	$ 662,440	$ 412,111	$ 649,451

See notes to consolidated financial statements.

CommScope, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands, except share amounts)

	Year Ended December 31,		
	2009	2008	2007
Number of common shares outstanding:			
Balance at beginning of period	70,798,864	66,870,029	59,734,533
Issuance of shares for conversion of convertible debentures	12,092,790	2,879,841	—
Issuance of shares for stock offering	10,465,000	—	—
Issuance of shares under equity-based compensation plans	572,075	1,161,082	1,993,443
Shares repurchased under equity-based compensation plans	(115,859)	(112,088)	—
Issuance of shares to employee benefit plan	404,927	—	—
Issuance of shares to Andrew Corporation shareholders	—	—	5,142,053
Balance at end of period	94,217,797	70,798,864	66,870,029
Common stock:			
Balance at beginning of period	$ 811	$ 770	$ 699
Issuance of shares for conversion of convertible debentures	121	29	—
Issuance of shares for stock offering	104	—	—
Equity-based compensation	6	12	20
Issuance of shares to employee benefit plan	4	—	—
Issuance of shares to Andrew Corporation shareholders	—	—	51
Balance at end of period	$ 1,046	$ 811	$ 770
Additional paid-in capital:			
Balance at beginning of period	$ 969,976	$ 856,452	$ 532,344
Issuance of shares for conversion of convertible debentures	142,584	76,609	—
Issuance of shares for stock offering	220,024	—	—
Equity-based compensation	18,461	31,734	45,663
Issuance of shares to employee benefit plan	10,780	—	—
Tax (deficiency) benefit from shares issued under equity-based compensation plans	(669)	5,181	16,688
Issuance of shares to Andrew Corporation shareholders	—	—	254,994
Fair value of stock options issued to former Andrew Corporation option holders	—	—	6,763
Balance at end of period	$ 1,361,156	$ 969,976	$ 856,452
Retained earnings:			
Balance at beginning of period	$ 317,085	$ 545,607	$ 346,821
Net income (loss)	77,799	(228,522)	204,841
Impact of adopting new accounting standard	—	—	(6,055)
Balance at end of period	$ 394,884	$ 317,085	$ 545,607
Accumulated other comprehensive income (loss):			
Balance at beginning of period	$ (132,411)	$ 22,714	$ 4,775
Other comprehensive income (loss), net of tax	73,977	(155,125)	17,939
Balance at end of period	$ (58,434)	$ (132,411)	$ 22,714
Treasury stock, at cost:			
Balance at beginning of period	$ (147,103)	$ (145,535)	$ (145,535)
Net shares repurchased under equity-based compensation plans	(2,566)	(1,568)	—
Balance at end of period	$ (149,669)	$ (147,103)	$ (145,535)
Total stockholders' equity	$ 1,548,983	$ 1,008,358	$ 1,280,008

CommScope, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)—(Continued)
(In thousands, except share amounts)

	Year Ended December 31,		
	2009	2008	2007
Comprehensive income (loss):			
Net income (loss)	$ 77,799	$(228,522)	$204,841
Other comprehensive income (loss), net of tax:			
Foreign currency gain (loss)	37,843	(71,655)	7,928
Gain (loss) on derivative financial instruments	17,438	(41,288)	(3,648)
Gain (loss) on available-for-sale investments	825	(825)	—
Defined benefit plans:			
Change in unrecognized actuarial gain (loss)	15,478	(37,902)	13,095
Change in unrecognized net prior service credit (cost)	2,345	(3,675)	540
Change in unrecognized transition obligation	48	220	24
Total other comprehensive income (loss), net of tax	73,977	(155,125)	17,939
Total comprehensive income (loss)	$151,776	$(383,647)	$222,780

See notes to consolidated financial statements.

1. BACKGROUND AND DESCRIPTION OF THE BUSINESS

CommScope, Inc., along with its direct and indirect subsidiaries (CommScope or the Company), is a world leader in infrastructure solutions for communication networks. Through its Andrew Solutions™ brand, the Company is a global leader in radio frequency subsystem solutions for wireless networks. Through its SYSTIMAX® and Uniprise® brands, CommScope is also a world leader in network infrastructure solutions for business enterprise applications. CommScope is also the premier manufacturer of coaxial cable for broadband cable television networks and one of the leading North American providers of environmentally secure cabinets for digital subscriber line (DSL), fiber-to-the-node and wireless applications.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include CommScope and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents represent deposits in banks and cash invested temporarily in various instruments with a maturity of three months or less at the time of purchase.

Short-term Investments

Short-term investments consist of marketable debt securities maturing within one year. These investments are classified as held-to-maturity and are recorded at amortized cost.

Short-term investments are regularly reviewed for impairment, based on criteria that include the extent to which the carrying value exceeds the fair value, the duration of the market decline, the Company's ability and intent to hold the investment to its expected recovery and the financial strength of the issuer of the security. As of December 31, 2009, there were no investment securities that were considered impaired.

Inventories

Inventories are stated at the lower of cost or market. Inventory cost is determined on a first-in, first-out (FIFO) basis. Costs such as idle facility expense, excessive spoilage and rehandling costs are recognized as expenses as incurred. The Company maintains reserves to reduce the value of inventory to the lower of cost or market, including reserves for excess and obsolete inventory.

Long-Lived Assets

Property, Plant and Equipment

Property, plant and equipment are stated at cost, including interest costs associated with qualifying capital additions. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method. Useful lives generally range from 10 to 35 years for buildings and improvements and 3 to 10 years for machinery and equipment. Expenditures for repairs and maintenance are charged to expense as incurred. Assets that management intends to dispose of and that meet held for sale criteria are carried at the lower of the carrying value or fair value less costs to sell.

Goodwill and Other Intangible Assets

Goodwill is assigned to reporting units, which are generally one level below the operating segment level, based on the difference between the purchase price as allocated to the reporting units and the estimated fair value of the identified net assets acquired as allocated to the reporting units. Purchased intangible assets with finite lives are carried at their estimated fair values at the time of acquisition less accumulated amortization. Amortization is recognized on a straight-line basis over the estimated useful lives of the respective assets (see Note 4). Amortization related to intangible assets utilized in the production of goods is included within cost of sales.

Impairment of Long-Lived Assets

Goodwill and other intangible assets with indefinite lives are tested for impairment annually or at other times if events have occurred or circumstances exist that indicate the carrying value of these intangibles may no longer be recoverable.

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable, based on the undiscounted cash flows expected to be derived from the use and ultimate disposition of the assets. Assets identified as impaired are carried at estimated fair value.

Due to uncertain market conditions, it is possible that future impairment reviews may indicate additional impairments of goodwill and/or other intangible assets, which could result in charges that are material to the Company's results of operations.

Income Taxes

Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. The Company records a valuation allowance, when appropriate, to reduce deferred tax assets to an amount that is more likely than not to be realized.

Tax benefits that result from uncertain tax positions may be recognized only if they are considered more likely than not to be sustainable, based on their technical merits. The amount of benefit to be recognized is the largest amount of tax benefit that is at least 50% likely to be realized.

The cumulative amount of undistributed earnings from foreign subsidiaries for which no U.S. taxes have been provided was $637.7 million as of December 31, 2009. In addition, the Company does not provide for U.S. taxes related to the foreign currency transaction gains and losses on its long-term intercompany loans with foreign subsidiaries. These loans are not expected to be repaid in the foreseeable future, and the foreign currency gains and losses are therefore recorded to accumulated other comprehensive income (loss).

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the selling price is fixed or determinable and collectability is reasonably assured. The majority of CommScope's revenue comes from product sales. Revenue from product sales is recognized when the risks and rewards of ownership have passed to the customer and revenue is measurable. Revenue is not recognized related to product sold to contract manufacturers that the Company anticipates repurchasing in order to complete the sale to the ultimate customer.

(In Thousands, Unless Otherwise Noted)

Certain customer arrangements include sales of software and services. Revenue for software products is recognized based on the timing of customer acceptance of the specific revenue elements. The fair value of each revenue element is determined based on vendor-specific objective evidence of fair value determined by stand-alone pricing of each element. These contracts typically contain post-contract support (PCS) services which are sold both as part of a bundled product offering and as a separate contract. Revenue for PCS services is recognized ratably over the term of the PCS contract. Other service revenue is typically recognized when the service is performed.

Revenue for certain of the Company's products is derived from multiple-element contracts. The fair value of the revenue elements within these contracts is based on stand-alone pricing for each element.

Revenue is recorded at the net amount to be received after deductions for estimated discounts, allowances, returns and rebates. In addition, accruals are established for price protection programs with distributors at the time the related revenue is recognized. These estimates and reserves are determined based upon historical experience, contract terms, inventory levels in the distributor channel and other related factors. Adjustments are recorded when circumstances indicate revisions may be necessary.

Product Warranties

The Company recognizes a liability for the estimated claims that may be paid under its customer warranty agreements to remedy potential deficiencies of quality or performance of the Company's products. These product warranties extend over periods ranging from one to twenty-five years from the date of sale, depending upon the product subject to the warranty. The Company records a provision for estimated future warranty claims as cost of sales based upon the historical relationship of warranty claims to sales and specifically identified warranty issues. The Company bases its estimates on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary.

Shipping and Handling Costs

CommScope includes shipping and handling costs billed to customers in net sales and includes the costs incurred to transport product to customers as cost of sales. Certain internal handling costs, which relate to activities to prepare goods for shipment, are recorded in selling, general and administrative expense and were approximately $24.7 million in 2009, $29.2 million in 2008 and $7.3 million in 2007.

As a result of conforming accounting policies between Andrew Corporation (Andrew) and CommScope following the acquisition of Andrew in December 2007, $21.4 million of distribution costs that were originally reflected as cost of sales have been reclassified to selling, general and administrative expense for 2008.

Advertising Costs

Advertising costs are expensed in the period in which they are incurred. Advertising expense was $8.5 million in 2009, $15.4 million in 2008 and $3.8 million in 2007.

Research and Development Costs

Research and development (R&D) costs are expensed in the period in which they are incurred. R&D costs include materials, equipment and facilities that have no alternative future use, depreciation on equipment and facilities currently used for R&D purposes, personnel costs, contract services and reasonable allocations of indirect costs, if clearly related to an R&D activity. Expenditures in the pre-production phase of an R&D project are recorded as R&D expense. However, costs incurred in the pre-production phase that are associated with output actually used in production are recorded in cost of sales. A project is considered finished with pre-production efforts when management determines that it has achieved acceptable levels of scrap and yield, which vary by project. Expenditures related to ongoing production are recorded in cost of sales.

Derivative Instruments and Hedging Activities

CommScope is exposed to risks resulting from adverse fluctuations in commodity prices, interest rates and foreign currency exchange rates. CommScope's risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of these risks, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. A hedging instrument may be designated as a net investment hedge to manage exposure to foreign currency risks related to an investment in a foreign subsidiary; a fair value hedge to manage exposure to risks related to a foreign-currency-denominated cash or other account or a firm commitment for the purchase of raw materials or equipment; or a cash flow hedge to manage exposure to risks related to a forecasted purchase of raw materials, variable interest rate payments or a forecasted foreign-currency-denominated sale of product. The use of non-derivative financial instruments in hedging activities is limited to hedging fair value risk related to a foreign-currency-denominated firm commitment or a foreign currency risk related to a net investment in a foreign subsidiary.

The Company's risk management strategy permits the reasonable and practical use of derivative hedging instruments such as forward contracts, options, cross currency swaps, certain interest rate swaps, caps and floors, and non-derivative hedging instruments such as foreign-currency-denominated loans. The Company recognizes all derivative financial instruments as assets or liabilities and measures them at fair value. All hedging instruments are designated and documented as a fair value hedge, a cash flow hedge or a net investment hedge at inception. For fair value hedges, the change in fair value of the derivative instrument is recognized currently in earnings. To the extent the fair value hedging relationship is effective, the change in fair value of the hedged item is recorded as an adjustment to the carrying amount of the hedged item and recognized currently in earnings. For cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income (loss), net of tax, and is recognized in the consolidated statements of operations when the hedged item affects earnings. Any ineffectiveness of a cash flow hedge is recognized currently in earnings. For net investment hedges, the effective portion of the change in fair value of a derivative instrument, or the change in carrying amount of a non-derivative instrument, is recorded in accumulated other comprehensive income (loss), net of tax, and is recognized in the consolidated statements of operations only if there is a substantially complete liquidation of the investment in the foreign subsidiary. Any ineffectiveness of a net investment hedge is recognized currently in earnings. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis.

In December 2007, the Company entered into an interest rate swap designated as a cash flow hedge to mitigate the cash flow effects of interest rate fluctuations on interest expense for a portion of its variable-rate debt instruments. At December 31, 2008, the Company had a cross-currency swap designated as a fair value hedge. The cross-currency swap agreement matured in December 2009. The Company also uses derivative instruments such as forward exchange contracts to manage the risk of foreign currency fluctuations. These instruments are not leveraged and are not held for trading or speculation. These contracts are not designated as hedges for accounting purposes and are marked to market each period through earnings and, as such, there were no unrecognized gains or losses as of December 31, 2009 or 2008. See Note 8 for further disclosure related to the derivative instruments and hedging activities.

(In Thousands, Unless Otherwise Noted)

The Company has elected and documented the use of the normal purchases and sales exception for normal purchase and sales contracts that meet the definition of a derivative financial instrument.

Foreign Currency Translation

For the years ended December 31, 2009, 2008 and 2007, approximately 49%, 53% and 33%, respectively, of the Company's net sales were to customers located outside the U.S. A portion of these sales were denominated in currencies other than the U.S. dollar, particularly sales from the Company's foreign subsidiaries. The financial position and results of operations of certain of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the exchange rates as of the balance sheet date. Translation gains and losses are recorded to accumulated other comprehensive income (loss).

Aggregate foreign currency transaction gains and losses of the Company and its subsidiaries, such as those resulting from the settlement of receivables or payables and short-term intercompany advances in a currency other than the subsidiary's functional currency, are recorded currently in earnings and resulted in gains (losses) of $(3.4) million, $(11.7) million, and $0.5 million during 2009, 2008 and 2007, respectively. Foreign currency transaction gains and losses related to long-term intercompany loans that are not expected to be settled in the foreseeable future are recorded to accumulated other comprehensive income (loss).

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is based on net income (loss) adjusted for after-tax interest and amortization of debt issuance costs related to convertible debt, if dilutive, divided by the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options, restricted stock units, performance share units and convertible securities.

Below is a reconciliation of earnings and weighted average common shares and potential common shares outstanding for calculating diluted earnings (loss) per share:

	Year Ended December 31,		
	2009	2008	2007
Numerator:			
Net income (loss) for basic earnings (loss) per share	$77,799	$(228,522)	$204,841
Effect of assumed conversion of convertible debt(a)	5,117	—	2,516
Income (loss) applicable to common shareholders for diluted earnings (loss) per share	$82,916	$(228,522)	$207,357
Denominator:			
Weighted average number of common shares outstanding for basic earnings (loss) per share	85,091	69,539	61,313
Effect of dilutive securities:			
Employee stock options(b)(c)	455	—	1,374
Restricted stock units and performance share units(b)	776	—	487
Convertible debt(a)(b)	10,278	—	11,500
Weighted average number of common and potential common shares outstanding for diluted earnings (loss) per share	96,600	69,539	74,674

(In Thousands, Unless Otherwise Noted)

(a) Incremental interest expense (after tax) and shares associated with convertible debt.
(b) The calculation of diluted earnings (loss) per share for the year ended December 31, 2008 excludes the dilutive effect of stock options (0.8 million shares), restricted stock units and performance share units (0.7 million shares), and convertible debt (9.7 million shares) because they would have decreased the loss per share.
(c) Options to purchase approximately 1.1 million and 1.0 million common shares were excluded from the computation of diluted earnings (loss) per share, for the years ended December 31, 2009 and 2008, respectively, because they would have been antidilutive. No options to purchase common shares were excluded from the computation of diluted earnings per share for the year ended December 31, 2007. For additional information regarding employee stock options, see Note 12.

Equity-Based Compensation

The estimated fair value of stock awards that are ultimately expected to vest is recognized as expense over the requisite service periods. The Company records deferred tax assets related to compensation expense for awards that are expected to result in future tax deductions for the Company, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it expects to receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and actual tax deductions reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statements of Operations as additional income tax expense (if the deferred tax asset exceeds the tax deduction and no excess additional paid-in capital exists from previous awards).

Tax benefits of $0.4 million, $6.2 million and $16.7 million resulting from the exercise of stock options that were vested as of the adoption of ASC Topic 718 (formerly SFAS No. 123(R), *Share-Based Payment*) were classified as financing cash inflows for the years ended December 31, 2009, 2008 and 2007, respectively.

Use of Estimates in the Preparation of the Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and their underlying assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other objective sources. The Company bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary. Significant accounting estimates reflected in the Company's financial statements include the allowance for doubtful accounts; reserves for sales returns, discounts, allowances, rebates and distributor price protection programs; inventory excess and obsolescence reserves; product warranty reserves and other contingent liabilities; tax valuation allowances and liabilities for unrecognized tax benefits; purchase price allocations; impairment reviews for investments, fixed assets, goodwill and other intangibles; and pension and other postretirement benefit costs and liabilities. Although these estimates are based on management's knowledge of and experience with past and current events and on management's assumptions about future events, it is at least reasonably possible that they may ultimately differ materially from actual results.

Concentrations of Risk

Non-derivative financial instruments used by the Company in the normal course of business include letters of credit and commitments to extend credit, primarily accounts receivable. These financial instruments involve

(In Thousands, Unless Otherwise Noted)

risk, including the credit risk of nonperformance by the counterparties to those instruments, and the maximum potential loss may exceed the reserves provided in the Company's balance sheet. See Note 15 for further discussion of customer-related concentrations of risk.

The Company manages its exposures to credit risk associated with accounts receivable using such tools as credit approvals, credit limits and monitoring procedures. CommScope estimates the allowance for doubtful accounts based on the actual payment history and individual circumstances of significant customers as well as the age of receivables. In management's opinion, as of December 31, 2009, the Company did not have significant unreserved risk of credit loss due to the nonperformance of customers or other counterparties related to amounts receivable. However, an adverse change in financial condition of a significant customer or group of customers or in the telecommunications industry could materially affect the Company's estimates related to doubtful accounts.

The principal raw materials purchased by CommScope (copper, aluminum, steel, brass, plastics and other polymers, bimetals and optical fiber) are subject to changes in market price as these materials are linked to various commodity markets. The Company attempts to mitigate these risks through effective requirements planning and by working closely with its key suppliers to obtain the best possible pricing and delivery terms.

Accounting Standards Not Yet Adopted

In June 2009, the FASB issued authoritative guidance regarding the consolidation of variable interest entities. This update will be effective for the Company on January 1, 2010 and is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In September 2009, the FASB ratified the final consensuses reached by the Emerging Issues Task Force regarding revenue arrangements with multiple deliverables and software revenue recognition. The consensus reached on arrangements with multiple deliverables addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The consensus reached on software revenue recognition will exclude products containing both software and non-software components that function together to deliver the product's essential functionality from the scope of current revenue recognition guidance for software products. Although these consensuses are effective for the Company as of January 1, 2011, early adoption is permitted with expanded disclosures and application of the adjustments to the beginning of the fiscal year of adoption. The Company is currently assessing the timing of adoption. The Company expects to adopt these consensuses on a prospective basis which would impact the timing of revenue recognition for all new agreements entered into or materially modified after January 1 of the year of adoption.

Subsequent Events

The Company has considered subsequent events through February 22, 2010 in preparing the financial statements and disclosures, which were issued on February 22, 2010.

3. ACQUISITIONS AND DIVESTITURES

Andrew Corporation

On December 27, 2007, CommScope completed its acquisition of Andrew. The total purchase price consisted of approximately $2.3 billion in cash and approximately 5.1 million shares of CommScope common stock, with a value of approximately $255 million. The cash portion of the purchase price was funded primarily through $2.1 billion of borrowings under new senior secured credit facilities (see Note 7).

The Andrew amounts included in the following pro forma information are based on Andrew's historical results and, therefore, may not be indicative of the actual results when operated as part of CommScope. The pro forma adjustments represent management's best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may actually have been required. Accordingly, the pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of the date indicated or that may be achieved in the future.

The following table presents pro forma consolidated results of operations for CommScope for the year ended December 31, 2007 as though the acquisition had been completed as of January 1, 2007 (in millions, except per share amount):

	Unaudited
Revenue	$4,149.9
Net loss	(155.7)
Net loss per share	(2.34)

These pro forma results reflect pro forma adjustments for net interest expense, depreciation, amortization and related income taxes. No pro forma adjustment has been made to reverse asset impairments or to provide a tax benefit for Andrew's actual net losses. The 2007 pro forma results include pretax impairment charges of approximately $161 million related to Andrew's historical goodwill and long-lived assets, certain Andrew investments and Andrew's Satellite Communications business. The 2007 pro forma results also include a $45 million pretax charge related to the TruePosition litigation judgment (see Note 14). During 2007, Andrew incurred pretax acquisition-related costs of $36 million that are included in the pro forma results above.

The 2008 net loss includes certain charges (benefits) that relate directly or indirectly to the acquisition, as listed below on a pretax basis (in millions):

	2008
Purchase accounting inventory adjustment	$ 59.7
Alignment of certain employee benefit policies	(12.2)

As a result of changes made to various employee benefits to align benefit structures in conjunction with the integration of Andrew and CommScope during the year ended December 31, 2008, the Company recognized a benefit of $12.2 million which is reflected as a reduction of selling, general and administrative expenses.

On January 31, 2008, the Company sold the Satellite Communications (SatCom) product line, acquired as part of the Andrew acquisition, to ASC Signal Corporation (ASC Signal). The Company received $8.5 million in cash, $5.0 million in notes receivable due April 30, 2011 and a minority ownership interest in ASC Signal. No gain or loss was recognized on the sale of SatCom. The SatCom product line had net sales of $0.8 million in 2009, $16 million in 2008, and $103 million in 2007 (prior to the acquisition of Andrew). The SatCom net sales subsequent to the divestiture relate to manufacturing transition services.

On March 26, 2008, the Company entered into an agreement to divest its minority interest in Andes Industries, Inc. (Andes), which had been acquired as part of the Andrew acquisition. The agreement was approved by the United States Department of Justice on April 24, 2008 and the transaction was consummated on April 28, 2008. No gain or loss was recognized on the disposal of the Andes interest.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents details of the Company's intangible assets other than goodwill as of December 31 (in millions):

	2009			2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer base	$480.1	$153.0	$327.1	$480.1	$ 86.7	$393.4
Trade names and trademarks	336.4	32.3	304.1	336.4	15.4	321.0
Patents and technologies	125.6	51.4	74.2	125.6	35.8	89.8
Other	5.4	2.8	2.6	5.4	1.9	3.5
Total amortizable intangible assets	947.5	239.5	708.0	947.5	139.8	807.7
Trademarks	13.4	—	13.4	13.4	—	13.4
Total other intangible assets	$960.9	$239.5	$721.4	$960.9	$139.8	$821.1

During 2008, as a result of reduced expectations of future cash flows from certain identified intangible assets acquired in the acquisition of Andrew, the Company determined that these assets were not recoverable and consequently recorded intangible asset impairment charges of $91.0 million for customer base intangible assets and $5.6 million for patents and technologies intangible assets. The fair value of the intangible assets was estimated using a discounted cash flow method. Of the intangible asset impairment charge, $76.8 million relates to the WNS segment and $19.8 million relates to the ACCG segment.

The Company's finite-lived intangible assets are being amortized on a straight-line basis over the weighted-average amortization periods in the following table. The aggregate weighted-average amortization period is 12.9 years.

	Weighted-Average Amortization Period (in years)
Customer base	7.1
Trade names and trademarks	22.9
Patents and technologies	8.3
Other	6.3

Amortization expense for intangible assets was $99.7 million, $113.3 million and $8.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated amortization expense for the next five years is as follows (in millions):

2010	$97.5
2011	97.3
2012	96.3
2013	92.4
2014	87.7

During 2008, the Company's management determined that an indication of potential goodwill impairment existed due to the sustained decrease in the Company's market capitalization below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results for certain reporting units than were previously forecast. After completing the goodwill impairment testing, which included estimating the fair value of the reporting units using a discounted cash flow method, the Company recorded goodwill impairment charges of $194.5 million and $102.8 million related to the WNS and ACCG segments, respectively.

The following table presents the changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2009 and 2008 (in millions):

	ACCG	Enterprise	Broadband	WNS	Total
Goodwill, gross, as of January 1, 2008	$ 760.9	$20.9	$133.5	$ 295.9	$1,211.2
Revision of Andrew purchase price allocation	50.5	—	—	32.8	83.3
Effect of changes in foreign exchange rates	—	—	0.1	—	0.1
Goodwill, gross, as of December 31, 2008	811.4	20.9	133.6	328.7	1,294.6
Revision of Andrew purchase price allocation	(1.9)	—	—	(0.4)	(2.3)
Goodwill, gross, as of December 31, 2009	809.5	20.9	133.6	328.3	1,292.3
Accumulated impairment charges as of December 31, 2008 and 2009	(102.8)	—	—	(194.5)	(297.3)
Goodwill, net, as of December 31, 2009	$ 706.7	$20.9	$133.6	$ 133.8	$ 995.0

5. RESTRUCTURING COSTS AND EMPLOYEE TERMINATION BENEFITS

During the years ended December 31, 2009, 2008 and 2007, the Company recorded net restructuring charges of $20.6 million, $37.6 million and $1.0 million, respectively. The net restructuring charges for the year ended December 31, 2009 were primarily related to workforce reductions and facility closures. The restructuring costs incurred during 2009 resulted from the ongoing acquisition-related integration efforts and initiatives to lower the overall manufacturing, selling and administrative cost structure of the Company in response to the slowdown in demand that has been experienced in most major product groups.

The Company's pretax restructuring charges recognized by segment during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
ACCG	$ 7,682	$ 4,252	$ 87
Enterprise	3,159	7,791	637
Broadband	4,628	25,432	278
WNS	5,176	125	—
Total	$20,645	$37,600	$1,002

(In Thousands, Unless Otherwise Noted)

The activity within the liability (included in other accrued liabilities) for these restructuring initiatives was as follows:

	Employee-Related Costs	Lease Termination Costs	Asset Impairment Charges	Equipment Relocation Costs	Total
Balance as of January 1, 2007	$ 1,510	$ —	$ —	$ —	$ 1,510
Additional charge (recovery) recorded	(181)	—	104	1,079	1,002
Cash paid	(1,329)	—	—	(1,079)	(2,408)
Acquisition of Andrew	32,506	2,189	—	—	34,695
Foreign exchange and other non-cash items	—	—	(104)	—	(104)
Balance as of December 31, 2007	32,506	2,189	—	—	34,695
Additional charge recorded	35,448	389	1,244	519	37,600
Revision of Andrew purchase price allocation	12,582	7,209	2,914	—	22,705
Cash paid	(47,722)	(2,721)	—	(519)	(50,962)
Foreign exchange and other non-cash items	(1,327)	(858)	(4,158)	—	(6,343)
Balance as of December 31, 2008	31,487	6,208	—	—	37,695
Additional charge recorded	15,009	4,774	—	862	20,645
Revision of Andrew purchase price allocation	(2,365)	(652)	—	—	(3,017)
Cash paid	(42,698)	(6,579)	—	(733)	(50,010)
Foreign exchange and other non-cash items	(90)	1,046	—	(129)	827
Balance as of December 31, 2009	$ 1,343	$ 4,797	$ —	$ —	$ 6,140

Employee-related costs include the expected severance costs and related benefits, accrued over the remaining period employees are required to work in order to receive severance benefits. Lease termination costs relate to the cost of vacating leased facilities, net of anticipated sub-rental income. Equipment relocation costs relate to the costs to uninstall, pack, ship and reinstall manufacturing equipment as well as the costs to prepare the receiving facility to accommodate the equipment. The Company anticipates that there will be additional restructuring charges through 2010 as previously announced restructuring initiatives are completed. Additional restructuring initiatives are expected to be announced during 2010 and the resulting charges recognized could be material.

As a result of restructuring and consolidation actions, there is unutilized real estate at various domestic and international facilities, which is recorded in property, plant and equipment on the consolidated balance sheets at the lower of cost or estimated fair value. The Company is attempting to sell or lease this unutilized space. As additional restructuring initiatives are implemented, additional excess property or equipment may be identified and impairment charges, which may be material, may be incurred.

(In Thousands, Unless Otherwise Noted)

6. BALANCE SHEET DETAILS

Short-term Investments

As of December 31, 2009, the Company's short-term investments were held-to-maturity securities that mature within one year. See Note 9 for further discussion of the fair value of these securities.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal agency notes	$30,008	$—	$(55)	$29,953
Corporate debt obligations	10,457	—	(10)	10,447
	$40,465	$—	$(65)	$40,400

Inventories

	As of December 31,	
	2009	2008
Raw materials	$ 85,443	$122,455
Work in process	84,488	111,477
Finished goods	144,116	216,378
	$314,047	$450,310

Property, Plant and Equipment

	As of December 31,	
	2009	2008
Land and land improvements	$ 49,578	$ 50,991
Buildings and improvements	206,171	199,892
Machinery and equipment	591,904	573,435
Construction in progress	11,833	11,004
	859,486	835,322
Accumulated depreciation	(447,098)	(367,182)
	$ 412,388	$ 468,140

Depreciation expense was $90.8 million, $95.8 million and $38.8 million during 2009, 2008 and 2007, respectively. No interest was capitalized during 2009, 2008 or 2007.

Other Current Accrued Liabilities

	As of December 31,	
	2009	2008
Compensation and employee benefit liabilities	$ 48,734	$ 90,148
Litigation reserve	48,558	28,403
Deferred revenue	36,538	28,956
Warranty reserve	27,625	32,866
Restructuring reserve	6,140	37,695
Other	79,852	88,469
	$247,447	$306,537

(In Thousands, Unless Otherwise Noted)

7. FINANCING

	As of December 31,	
	2009	2008
Seven-year senior secured term loan due December 2014	$ 838,295	$1,226,133
Six-year senior secured term loan due December 2013	406,815	600,764
3.25% convertible senior subordinated convertible notes due July 2015	287,500	—
1% convertible senior subordinated debentures due March 2024	—	199,519
Other	11,868	15,368
	1,544,478	2,041,784
Less: Current portion	(140,810)	(374,498)
	$1,403,668	$1,667,286

Senior Secured Credit Facilities

The senior secured credit facilities consist of a $1.35 billion term loan that matures on December 27, 2014 (the seven-year senior secured term loan), a $750 million term loan that matures on December 27, 2013 (the six-year senior secured term loan), and a $400 million revolving credit facility that matures on December 27, 2013. In connection with entering into and subsequently amending the senior secured credit facilities, the Company incurred costs of approximately $41.8 million, which were capitalized as other noncurrent assets and are being amortized over the terms of the facilities. The senior secured credit facilities are secured by substantially all of the Company's assets and are guaranteed by all of the Company's active domestic subsidiaries. As of December 31, 2009, $1.25 billion was outstanding under the term loans and there were no outstanding borrowings under the revolving credit facility. However, availability under the revolving credit facility is reduced by outstanding letters of credit and a limitation based on the Company's consolidated leverage ratio, as defined in the credit agreement. The Company's availability under the revolving credit facility was $358.8 million as of December 31, 2009. During 2009, the Company borrowed and subsequently repaid $85 million under the senior secured revolving credit facility.

The senior secured credit facilities are subject to mandatory prepayment based upon specified percentages of the net cash proceeds of certain asset dispositions, casualty events and debt and equity issuances, in each case subject to certain conditions. The senior secured credit facilities are also subject to a mandatory annual prepayment in an amount equal to 50% of excess cash flow, calculated based on earnings before interest, taxes, depreciation and amortization (EBITDA), changes in working capital and other adjustments based on cash flow, as set forth in the senior secured credit facilities. In March 2009, the Company made the annual excess cash flow payment for 2008 as required under the senior secured credit facilities, reducing the seven-year senior secured term loan by $114.9 million and the six-year senior secured term loan by $56.7 million. The excess cash flow payment that is required to be paid in March 2010 is estimated at $129.0 million and is included in the current portion of long-term debt.

The seven-year senior secured term loan, as amended, is required to be repaid with $86.9 million as part of the estimated excess cash flow payment due in March 2010 and quarterly installments of $0.5 million on March 31, 2010, $2.1 million from June 30, 2010 to December 31, 2010 and $1.9 million from March 31, 2011 to September 30, 2014, with a final payment of all outstanding principal and interest at maturity on December 27, 2014. The six-year senior secured term loan, as amended, is required to be repaid with $42.1 million as part of the estimated excess cash flow payment due in March 2010 and quarterly installments of $13.0 million on September 30, 2012, $42.1 million on December 31, 2012 and $77.4 million from March 31, 2013 to December 27, 2013.

(In Thousands, Unless Otherwise Noted)

On May 28, 2009, the Company repaid $265.3 million of the seven-year senior secured term loan and $134.7 million of the six-year senior secured term loan using a portion of the net proceeds from a common stock offering and the issuance of 3.25% senior subordinated convertible notes (see below for description). As a result of this term loan repayment, the Company wrote off $5.4 million in deferred financing fees which are included in interest expense for the year ended December 31, 2009. In connection with this $400 million repayment, the Company also amended its senior secured credit facilities with respect to financial covenants and other matters.

The senior secured credit facilities contain covenants that restrict, among other things, the Company's ability to create liens, incur indebtedness and guarantees, make certain investments or acquisitions, merge or consolidate, dispose of assets, pay dividends, repurchase or redeem capital stock and subordinated indebtedness, change the nature of their business, enter into certain transactions with affiliates, make capital expenditures in excess of specified annual amounts, and make changes in accounting policies or practices except as required under generally accepted accounting principles. The Company is also required to comply with two primary financial covenants: an interest coverage ratio for the preceding twelve months, which is tested at the end of each fiscal quarter, and a consolidated leverage ratio, with which the Company must comply at all times. The May 2009 amendment to the senior secured credit facilities postponed the increase in the minimum interest coverage ratio to 4.50 to 1.0 and the decrease in the maximum leverage ratio to 3.25 to 1.0 from the quarter ending September 30, 2009 to the quarter ending September 30, 2010. The subsequent adjustment that increases the minimum interest coverage ratio to 5.00 to 1.0 and decreases the maximum leverage ratio to 2.50 to 1.0 that was previously scheduled for the quarter ending September 30, 2010 was also postponed by one year. The Company's estimated interest coverage ratio and consolidated leverage ratio as of December 31, 2009 were 5.05 to 1.0 and 3.04 to 1.0, respectively. Management believes the Company was in compliance with all of its covenants under the senior secured credit facilities as of December 31, 2009. Failure to comply with these covenants would cause an event of default under the senior secured credit facilities, which could result in, among other things, the outstanding balance of term loans becoming immediately due and payable, a material increase in the interest rate and further restrictions on the Company's operational and financial flexibility.

The May 2009 amendment also increased the letter of credit sublimit from $85 million to $125 million; increased the limit on letters of credit for a term of more than one year from $15 million to $25 million; increased the annual limit on asset sales from $20 million to $45 million; eliminated the requirement that 75% of the proceeds from each asset sale be in the form of cash; and added a provision permitting up to $15 million of yearly asset sale proceeds to be in the form of non-cash proceeds.

Outstanding principal under the seven-year senior secured term loan bears interest at a rate equal to, at the Company's option, either (1) the base rate (which is the highest of the then current Federal Funds rate plus 0.5%, the prime rate most recently announced by Bank of America, N.A., the administrative agent under the senior credit facilities, and the one-month Eurodollar rate plus 1.0%) plus a margin of 1.50% or (2) the adjusted one, two, three or six-month London Interbank Offered Rate (LIBOR) plus a margin of 2.50%. Outstanding principal under the six-year senior secured term loan and the revolving credit facility bears interest at a rate equal to, at the Company's option, either (1) the base rate plus a margin of 1.25%, or (2) the adjusted one, two, three or six-month LIBOR plus a margin of 2.25%. The undrawn portion of the revolving credit facility is subject to an unused line fee calculated at an annual rate of 0.50%. Pricing of the six-year senior secured term loan, the revolving credit facility and the unused line fee for the revolving credit facility are determined by reference to a pricing grid based on the Company's consolidated leverage ratio for the four-quarter period then ended. Under the pricing grid, the applicable margins for the six-year senior secured term loan and the revolving credit facility range from 0.75% to 1.25% for base rate loans and from 1.75% to 2.25% for LIBOR loans, and the unused line fee for the revolving credit facility ranges from 0.375% to 0.50%.

(In Thousands, Unless Otherwise Noted)

Convertible Debt

3.25% Senior Subordinated Convertible Notes

On May 28, 2009, the Company issued $287.5 million aggregate principal amount of its 3.25% senior subordinated convertible notes due July 1, 2015. As described above, the net proceeds from these notes, together with a portion of the net proceeds from the concurrent common stock offering, were used to repay $400 million of the term loans under the senior secured credit facilities. In connection with the issuance of these notes, the Company incurred costs of $8.3 million, which were capitalized in other noncurrent assets and are being amortized over the life of the notes.

These notes mature on July 1, 2015, and pay interest semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2010. The notes are convertible into shares of common stock at any time prior to the close of business on the second scheduled trading day prior to the maturity date at the option of the holder. The initial conversion rate is 36.3636 shares of common stock per $1,000 principal amount of notes, representing a conversion price of approximately $27.50 per share. In the event of certain fundamental changes, as defined, a holder may elect to require the Company to repurchase its notes for 100% of principal plus accrued interest or a holder may elect to convert its notes at a conversion rate that may be increased in accordance with a make-whole provision. The conversion rate may also be adjusted in certain other situations that are described in the indenture governing the notes. The Company does not have the option to redeem the notes prior to their maturity date. The indenture relating to the notes does not restrict the Company from repurchasing notes in open market purchases or negotiated transactions. The notes are senior subordinated unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. Payment of principal and interest on the notes is also structurally subordinated to the liabilities of the Company's subsidiaries.

3.50% Convertible Senior Subordinated Debentures

On March 19, 2009, the Company completed the private placement of $100 million aggregate principal amount of its 3.50% convertible senior subordinated debentures due 2024, resulting in net proceeds to the Company of approximately $98 million. The net proceeds from this refinancing, along with borrowings under the Company's senior secured revolving credit facility, were used to redeem the then outstanding 1% convertible senior subordinated debentures.

On May 29, 2009, the Company issued a conversion termination notice to the holders of $100 million aggregate principal amount of its 3.50% convertible senior subordinated debentures. In response to the conversion termination notice, all of the holders elected to convert their debentures and received, in addition to shares of common stock issued at the conversion rate, an interest make-whole payment in shares of common stock. The debentures were converted at a rate of 99.354 shares per $1,000 principal amount, resulting in the issuance of 9.935 million shares of common stock related to the original conversion ratio. The Company also issued 0.443 million shares for the interest make-whole payment. As a result of the interest make-whole payment, the Company recorded an $11.3 million charge that is included in interest expense for the year ended December 31, 2009. Also as a result of the conversion of these debentures into shares of common stock, the Company recorded the unamortized balance of deferred financing costs ($1.9 million) associated with the issuance of these debentures to additional paid in capital.

1% Convertible Senior Subordinated Debentures

In March 2004, the Company issued $250 million aggregate principal amount of 1% convertible senior subordinated debentures due March 15, 2024. In connection with the issuance of the debentures, the Company incurred costs of approximately $6.9 million, which were capitalized as other noncurrent assets and were amortized over a period of five years, representing the period until the debenture holders could first require the Company to repurchase the debentures.

During the year ended December 31, 2008, the Company agreed with certain holders of the 1% convertible senior subordinated debentures to increase the conversion rate as an inducement for them to convert their debentures to common stock. Accordingly, $50.48 million of the debentures were converted into 2.4 million shares of common stock (2.3 million related to the original conversion ratio and 0.1 million related to the inducement). As a result of the inducement, the Company recorded a $2.8 million pretax charge in other expense in the Consolidated Statement of Operations.

During the year ended December 31, 2009, the Company agreed with certain holders of its 1% convertible senior subordinated debentures to increase the conversion rate as an inducement for them to convert their debentures into common stock. Accordingly, $24.0 million of the debentures were converted into 1.7 million shares of common stock (1.1 million related to the original conversion ratio and 0.6 million related to the inducement). As a result of the inducement, the Company recorded an $8.6 million pretax charge in other expense in the Consolidated Statement of Operations. Also during the year ended December 31, 2009, the Company paid $175.5 million to redeem the remaining 1% convertible senior subordinated debentures.

3.25% Convertible Senior Subordinated Debentures

In connection with the acquisition of Andrew, the Company assumed the outstanding balance of Andrew's 3.25% convertible debentures. As a result of the acquisition, the debentures became convertible into merger consideration of $986.15 of cash and 2.304159 shares of the Company's common stock for each $1,000 in face value of the debentures. The $210.5 million outstanding face value of the debentures was recorded as $231.3 million on the Consolidated Balance Sheet as of December 31, 2007, reflecting the fair value of the merger consideration.

During the year ended December 31, 2008, holders of the 3.25% convertible senior subordinated debentures chose either to convert their debentures into the contractual merger consideration or to receive payment of principal plus accrued interest. As a result, $207.6 million of cash was paid and 0.5 million shares of the Company's common stock were issued.

Other Matters

The following table summarizes scheduled maturities of long-term debt (in millions).

	2010	2011	2012	2013	2014	Thereafter
Scheduled maturities of long-term debt	$140.8	$10.1	$65.0	$317.9	$722.2	$288.5

The weighted average effective interest rate on outstanding borrowings, including the interest rate swap and amortization of associated loan fees, under the above debt instruments was 5.83% and 5.45% at December 31, 2009 and 2008, respectively.

(In Thousands, Unless Otherwise Noted)

8. DERIVATIVES AND HEDGING ACTIVITIES

The Company is exposed to a variety of risks related to its ongoing business operations. The primary risks that are mitigated by using derivative instruments are interest rate risk and foreign currency exchange rate risk. The Company holds an interest rate swap to manage the variability of forecasted interest payments attributable to changes in interest rates on the term loans issued under the senior secured credit facilities. Through this swap, as amended, the Company fixed the following notional amounts at 4.1275%: $1.5 billion from December 27, 2007 through December 31, 2008; $1.3 billion from January 1, 2009 through June 22, 2009; $1.2 billion from June 23, 2009 through December 31, 2009; $1.0 billion during 2010; and $400 million during 2011. The interest rate swap agreement was designated as a cash flow hedge at inception and such designation was substantially effective at December 31, 2009 and is expected to continue to be effective for the duration of the swap agreement, resulting in no material hedge ineffectiveness.

Prior to the agreement's expiration in December 2009, the Company used a cross currency swap, which was designated as a fair value hedge, to hedge against fluctuations in the fair value of certain of the Company's euro-denominated assets.

The Company also uses derivative instruments such as forward exchange contracts to reduce the risk of certain foreign currency exchange rate fluctuations. These instruments are not held for speculative or trading purposes. These contracts are not designated as hedges for hedge accounting purposes and are marked to market each period through earnings. The balance sheet location and fair value of each of the Company's derivatives are as follows:

		Fair Value of Asset (Liability) as of December 31,	
	Balance Sheet Location	**2009**	**2008**
Derivatives designated as hedging instruments:			
Interest rate swap	Other noncurrent liabilities	$(42,909)	$(70,619)
Cross currency swap	Other accrued liabilities	—	(3,944)
Total derivatives designated as hedging instruments		(42,909)	(74,563)
Derivatives not designated as hedging instruments:			
Foreign currency exchange contracts	Prepaid expenses and other current assets	133	3,326
Foreign currency exchange contracts	Other accrued liabilities	(248)	(1,754)
Total derivatives not designated as hedging instruments		(115)	1,572
Total derivatives		$(43,024)	$(72,991)

The pretax impact of the interest rate swap on the Consolidated Financial Statements is as follows:

Interest Rate Swap Designated as Cash Flow Hedge	Gain (Loss) Recognized in OCI (Effective Portion)	Location of Gain (Loss) Recognized in Net Income (Loss) (Effective and Ineffective Portions)	Gain (Loss) Reclassified from Accumulated OCI to Net Income (Effective Portion)	Gain (Loss) Recognized in Net Income (Ineffective Portion)
Year ended December 31, 2009	$(14,707)	Interest expense	$(42,447)	$ 30
Year ended December 31, 2008	(76,478)	Interest expense	(9,025)	(1,344)
Year ended December 31, 2007	(4,347)	Interest expense	163	—

(In Thousands, Unless Otherwise Noted)

Included in the gain (loss) reclassified from accumulated OCI to net income for 2009 is a loss of $1.1 million related to settling a portion of the interest rate swap when it became probable that the original forecasted interest payments would not occur.

Any gain (loss) on the cross currency swap was offset by the (loss) gain on the euro-denominated assets hedged by the swap. The following table summarizes the pretax impact of the cross currency swap on the Consolidated Statements of Operations.

Cross Currency Swap Designated as Fair Value Hedge	Location of Gain (Loss)	Gain (Loss) Recognized in Net Income (Loss)
Year ended December 31, 2009	Other income (expense), net	$(971)
Year ended December 31, 2008	Other income (expense), net	213
Year ended December 31, 2007	Other income (expense), net	(733)

The pretax impact of the foreign currency exchange contracts not designated as hedging instruments on the Consolidated Statements of Operations is as follows:

Foreign Currency Contracts Not Designated as Hedging Instruments	Location of Gain (Loss)	Gain (Loss) Recognized in Net Income (Loss)
Year ended December 31, 2009	Other income (expense), net	$(2,793)
Year ended December 31, 2008	Other income (expense), net	(3,057)
Year ended December 31, 2007	Other income (expense), net	—

Activity in the accumulated net loss on derivative instruments included in accumulated other comprehensive income (loss) consisted of the following:

	2009	2008	2007
Accumulated net loss on derivative instruments, beginning of year	$(50,137)	$ (8,849)	$(5,201)
Gain (loss) on interest rate swap designated as a cash flow hedge, net of taxes	17,438	(40,802)	(2,841)
Loss on cross currency swap designated as a net investment hedge, net of taxes	—	(486)	(807)
Accumulated net loss on derivative instruments, end of year	$(32,699)	$(50,137)	$(8,849)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements using quoted prices in active markets for identical assets and liabilities fall within Level 1 of the fair value hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3.

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, trade receivables, auction rate securities, trade payables, debt instruments, an interest rate swap agreement and a cross currency swap agreement (see Note 8). For cash and cash equivalents, trade receivables and trade payables, the carrying amounts of these financial instruments as of December 31, 2009 and 2008 were considered representative of their fair values due to their short terms to maturity. The fair values of the Company's short-term investments, 3.25% convertible notes and 1% convertible debentures (see Note 7) were based on quoted

(In Thousands, Unless Otherwise Noted)

market prices. The fair values of the Company's senior secured term loans were based on indicative quotes. The fair value of the Company's interest rate swap agreement was based on the net present value of the difference between the expected future fixed rate interest payments and variable rate interest payments. The fair value of the auction rate securities classified as other noncurrent assets was based on a broker quote. The fair value of the Company's cross currency swap contract was based on the net present value of the difference between the expected future U.S. dollar cash flows and the expected future euro cash flows.

The carrying amounts, estimated fair values and valuation input levels of the Company's senior secured term loans, convertible debt, interest rate swap, short-term investments, cross currency swap, and auction rate securities as of December 31, 2009 and 2008, are as follows:

	2009		2008		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Valuation Inputs
Assets:					
Short-term investments	$ 40,465	$ 40,400	$ —	$ —	Level 1
Auction rate securities	—	—	3,258	3,258	Level 2
Liabilities:					
Seven-year senior secured term loan	$838,295	$820,481	$1,226,133	$895,077	Level 2
Six-year senior secured term loan	406,815	394,611	600,764	438,558	Level 2
3.25% convertible notes	287,500	342,125	—	—	Level 1
Interest rate swap	42,909	42,909	70,619	70,619	Level 2
1% convertible debentures	—	—	199,519	196,027	Level 1
Cross currency swap	—	—	3,944	3,944	Level 2

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2009 and 2008. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

10. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company sponsors defined contribution retirement savings plans that allow employees of certain subsidiaries to contribute a portion of their compensation on a pretax and/or after-tax basis in accordance with guidelines established by the plans and the Internal Revenue Service. The Company matches a percentage of the employee contributions up to certain limits. The Company contributed cash of $9.4 million in 2009, $14.7 million in 2008 and $10.7 million in 2007 to these retirement savings plans. During 2009, the Company also contributed 0.4 million shares of its common stock valued at $10.8 million to these retirement savings plans.

The Company also maintains a noncontributory unfunded defined contribution pension plan (the SERP) for certain active and retired key executives. The Company is not required to make any payments until the participant is eligible to receive retirement benefits. During 2009, as a result of an action by the Company's Board of Directors, the Company did not recognize any interest or service costs related to the SERP. During 2008 and 2007, the Company recognized pretax costs of $1.8 million and $1.5 million, respectively, representing additional accrued benefits and interest credited under the SERP. Benefit payments to retirees were $0.2 million,

(In Thousands, Unless Otherwise Noted)

$0.2 million and $0.9 million in 2009, 2008 and 2007, respectively. The accrued liability, included in other noncurrent liabilities, was approximately $10.7 million and $10.9 million as of December 31, 2009 and 2008, respectively.

Pension and Other Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering domestic represented employees and certain other domestic and foreign employees. Included in the defined benefit pension plans are both funded and unfunded plans and contributory and noncontributory plans. The Company also sponsors postretirement health care and life insurance benefit plans that provide benefits to certain domestic represented employees and certain full-time employees who retire from the Company. The health care plans contain various cost-sharing features such as participant contributions, deductibles, coinsurance and caps, with Medicare as the primary provider of health care benefits for eligible retirees. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to maintain a consistent level of cost sharing with retirees. The Company recognizes the cost of providing and maintaining postretirement benefits during employees' expected active service periods.

The following table summarizes information for the defined benefit pension and other postretirement benefit plans based on a December 31 measurement date.

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	$215,970	$249,798	$104,164	$ 97,123
Service cost	2,660	3,502	3,468	3,378
Interest cost	12,956	13,935	6,347	5,947
Plan participants' contributions	193	235	641	867
Actuarial loss (gain)	12,476	(11,865)	(10,016)	(945)
Benefits paid	(10,334)	(8,367)	(2,739)	(3,214)
Translation loss (gain) and other	9,445	(31,268)	(4,368)	1,008
Benefit obligation at end of year	243,366	215,970	97,497	104,164
Change in plan assets:				
Fair value of plan assets at beginning of year	145,632	226,025	7,930	9,710
Employer and plan participant contributions	15,435	11,294	2,541	3,047
Return on plan assets	36,357	(58,515)	1,152	(1,613)
Benefits paid	(10,334)	(8,367)	(2,739)	(3,214)
Translation gain (loss) and other	7,868	(24,805)	—	—
Fair value of plan assets at end of year	194,958	145,632	8,884	7,930
Funded status (benefit obligation in excess of fair value of plan assets)	$ 48,408	$ 70,338	$ 88,613	$ 96,234

As of December 31, 2009, the current and noncurrent portions of pension and other postretirement benefit liabilities were $2,251 and $134,770, respectively. As of December 31, 2008, the current and noncurrent portions of pension and other postretirement benefit liabilities were $2,497 and $164,075, respectively. Foreign plans represented 46% and 52% of the pension benefit obligation and pension plans' assets, respectively, as of December 31, 2009 and 44% and 50% of the pension benefit obligation and pension plans' assets, respectively, as of December 31, 2008.

(In Thousands, Unless Otherwise Noted)

The accumulated benefit obligation for all of the Company's defined benefit pension plans was $210,859 and $195,510 as of December 31, 2009 and 2008, respectively. The following table summarizes information for the Company's pension plans with an accumulated benefit obligation in excess of plan assets.

	December 31, 2009	December 31, 2008
Projected benefit obligation	$143,038	$132,391
Accumulated benefit obligation	141,051	130,623
Fair value of plan assets	102,288	79,825

The following table summarizes pretax amounts included in accumulated other comprehensive income (loss) for the years ended December 31, 2009 and 2008:

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
Unrecognized net actuarial (loss) gain	$(37,454)	$(51,208)	$20,497	$10,544
Unrecognized prior service credit (cost)	2,844	3,615	3,781	(713)
Unrecognized transition obligation	(55)	(103)	—	—
Total	$(34,665)	$(47,696)	$24,278	$ 9,831

Pretax amounts for net periodic benefit cost and other amounts included in other comprehensive income (loss) for the defined benefit pension and other postretirement benefit plans consisted of the following components:

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Service cost	$ 2,660	$ 3,502	$ 3,248	$ 3,468	$ 3,378	$ 4,170
Interest cost	12,956	13,935	7,320	6,347	5,947	5,143
Recognized actuarial (gain) loss	2,001	—	—	(689)	(761)	(65)
Amortization of transition obligation	18	48	56	—	—	—
Amortization of prior service cost (credit)	(771)	(771)	(771)	91	(86)	(86)
Expected return on plan assets	(11,186)	(15,836)	(9,094)	(525)	(620)	(587)
Net periodic benefit cost	5,678	878	759	8,692	7,858	8,575
Changes in plan assets and benefit obligations included in other comprehensive income (loss):						
Change in unrecognized net actuarial loss (gain)	(13,754)	59,401	(3,039)	(9,953)	2,049	(17,499)
Change in unrecognized prior service credit	771	771	771	(4,494)	1,095	86
Change in unrecognized transition obligation	(48)	(220)	(24)	—	—	—
Total included in other comprehensive income (loss)	(13,031)	59,952	(2,292)	(14,447)	3,144	(17,413)
Total recognized in net periodic benefit cost and included in other comprehensive income (loss)	$ (7,353)	$ 60,830	$(1,533)	$ (5,755)	$11,002	$ (8,838)

Amortization of amounts included in accumulated other comprehensive income (loss) as of December 31, 2009 is expected to increase (decrease) net periodic benefit cost during 2010 as follows:

	Pension Benefits	Other Postretirement Benefits	Total
Amortization of net actuarial loss (gain)	$ 584	$(1,318)	$ (734)
Amortization of prior service (credit) cost	(771)	(568)	(1,339)
Amortization of transition obligation	12	—	12
Total	$(175)	$(1,886)	$(2,061)

Assumptions

Significant weighted average assumptions used in determining benefit obligations and net periodic benefit cost are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Benefit obligations:						
Discount rate	5.90%	5.95%	5.90%	6.15%	6.20%	6.40%
Rate of compensation increase	4.45%	4.15%	4.25%	4.50%	4.50%	4.50%
Net periodic benefit cost:						
Discount rate	5.95%	5.90%	5.70%	6.20%	6.40%	5.80%
Rate of return on plan assets	6.70%	7.30%	7.90%	6.00%	6.00%	6.30%
Rate of compensation increase	4.15%	4.25%	4.40%	4.50%	4.50%	4.50%

	2009	2008
Health care cost trend rate assumed for next year	7.8%	8.0%
Ultimate rate to which the cost trend rate is assumed to decline	4.6%	5.0%
Year that the rate reaches the ultimate trend rate	2026	2015

The Company considered the available yields on high-quality fixed-income investments with maturities corresponding to the Company's expected benefit obligations to determine the discount rates at each measurement date.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects as of and for the year ended December 31, 2009 (in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components of net periodic benefit cost	$ 1.7	$ (1.3)
Effect on postretirement benefit obligation	13.5	(10.7)

Plan Assets

In developing the expected rate of return on plan assets, the Company considered the expected long-term rate of return on individual asset classes. Expected return on plan assets is based on the market related value of the assets. Substantially all of the pension assets and certain of the other postretirement assets are managed by an independent investment advisor with an objective of maximizing return, subject to assuming a prudent level of risk. The majority of such assets are currently invested with a target allocation of 50% to 60% in equity securities and 40% to 50% in fixed income instruments.

Fair value measurements using quoted prices in active markets for identical assets fall within Level 1 of the hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3. Mutual funds classified as Level 1 are valued at net asset value, which is based on the fair value of the funds' underlying securities. Certain mutual funds are classified as Level 2 because a portion of the funds' underlying assets are valued using significant other observable inputs. Other assets are primarily composed of fixed income investments (including insurance products) and are valued based on the investment's stated rate of return, which approximates market interest rates.

The estimated fair values and the valuation input levels of the Company's plan assets as of December 31, 2009 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	Level 1 Fair Value	Level 2 Fair Value	Level 1 Fair Value	Level 2 Fair Value
Mutual funds:				
U.S. equity	$ 41,327	$ —	$2,624	$ —
International equity	59,870	15,651	719	—
U.S. debt	25,697	—	1,181	—
International debt	50,871	—	138	—
Other	74	1,468	—	4,222
Total	$177,839	$17,119	$4,662	$4,222

Expected Cash Flows

The Company expects to contribute a minimum of $3.0 million to the defined benefit pension plans and $4.2 million to the other postretirement benefit plans during 2010.

The following table summarizes projected benefit payments from pension and other postretirement benefit plans through 2019, including benefits attributable to estimated future service, and projected receipts from the Medicare Part D subsidy (in millions).

	Pension Benefits	Other Postretirement Benefits	
		Without Medicare Subsidy	Medicare Subsidy
2010	$10.3	$ 4.3	$(0.1)
2011	10.7	4.7	(0.1)
2012	10.5	4.8	(0.1)
2013	11.0	5.1	(0.1)
2014	11.6	5.4	(0.2)
2015-2019	65.3	31.7	(1.5)

(In Thousands, Unless Otherwise Noted)

11. INCOME TAXES

Income (loss) before income taxes includes the results from domestic and international operations as follows:

	Year Ended December 31,		
	2009	2008	2007
U.S. companies	$ (77,024)	$(520,480)	$228,589
Non-U.S. companies	192,578	284,035	70,470
Income (loss) before income taxes	$115,554	$(236,445)	$299,059

The components of the income tax expense (benefit) were as follows:

	Year Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ 7,603	$ 24,000	$ 87,381
Foreign	44,414	73,751	8,141
State	2,512	2,333	10,172
Current income tax expense	54,529	100,084	105,694
Deferred:			
Federal	(14,676)	(104,921)	(10,192)
Foreign	(3,589)	1,079	(233)
State	1,491	(4,165)	(1,051)
Deferred income tax expense (benefit)	(16,774)	(108,007)	(11,476)
Total income tax expense (benefit)	$ 37,755	$ (7,923)	$ 94,218

The reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate was as follows:

	Year Ended December 31,		
	2009	2008	2007
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax effect	1.1	2.9	1.5
Goodwill and other permanent items	0.4	(44.4)	(1.4)
Federal and state tax credits	(3.0)	1.4	(0.7)
Income tax uncertainties	2.0	(1.0)	1.2
Nondeductible debt conversion costs	6.1	(1.2)	—
Foreign dividends and Subpart F income, net of foreign tax credits	12.8	0.4	1.1
Foreign tax rate differential	(15.6)	11.3	(5.8)
Tax provision adjustments and revisions to prior years' returns	(6.7)	0.4	0.6
Change in valuation allowance	0.6	(1.4)	—
Effective income tax rate	32.7%	3.4%	31.5%

(In Thousands, Unless Otherwise Noted)

The components of deferred income tax assets and liabilities and the classification of deferred tax balances on the balance sheet were as follows:

	As of December 31,	
	2009	**2008**
Deferred tax assets:		
Accounts receivable, inventory and warranty reserves	$ 32,643	$ 26,865
Employee benefits	9,163	9,998
Postretirement benefits	49,876	63,010
Litigation reserves	20,058	10,679
Restructuring accruals	1,231	6,589
Foreign net operating loss carryforwards	37,016	46,071
Derivative hedging instruments	15,889	30,533
Federal net operating loss carryforwards	—	61,172
Federal tax credit carryforwards	89,234	88,692
Capital loss carryforwards	4,849	3,658
State net operating loss and tax credit carryforwards	24,078	24,091
Transaction costs	2,627	2,406
Equity-based compensation	11,462	7,597
Other	7,839	5,245
Total deferred tax assets	305,965	386,606
Valuation allowance	(65,169)	(75,362)
Total deferred tax assets, net of valuation allowance	240,796	311,244
Deferred tax liabilities:		
Intangible assets	(255,605)	(289,253)
Property, plant and equipment	(40,780)	(41,138)
Undistributed foreign earnings	(12,582)	(44,104)
Other	(7,351)	(6,082)
Total deferred tax liabilities	(316,318)	(380,577)
Net deferred tax liability	$ (75,522)	$ (69,333)
Deferred taxes as recorded on the balance sheet:		
Current deferred tax asset	$ 67,610	$ 81,024
Noncurrent deferred tax liability	(143,132)	(150,357)
Net deferred tax liability	$ (75,522)	$ (69,333)

Deferred tax assets as of December 31, 2009 include $4.8 million of tax benefits associated with capital loss carryforwards which will expire between 2013 and 2014. A full valuation allowance of $4.8 million has been established against this deferred tax asset because available evidence indicates that it is more likely than not that the Company will not generate capital gains necessary to realize these benefits prior to expiration.

During 2009, the Company utilized $1.8 million of foreign tax credit carryforwards. The deferred tax asset for federal tax credit carryforwards as of December 31, 2009 includes foreign tax credit carryforwards of $59.5 million, which will expire between 2010 and 2018, research tax credit carryforwards of $28.0 million, which will expire between 2010 and 2029, and alternative minimum tax credit carryforwards of $1.7 million with no expiration.

(In Thousands, Unless Otherwise Noted)

The deferred tax asset for state net operating loss and tax credit carryforwards as of December 31, 2009 includes tax benefits (net of federal tax impact) of $20.7 million associated with state net operating loss carryforwards, which begin to expire in 2010, and tax benefits (net of federal tax impact) of $2.9 million associated with state tax credit carryforwards, which will expire between 2011 and 2028 and $0.5 million with no expiration. A valuation allowance of $24.5 million has been established against these and other deferred tax assets because the available evidence indicates that it is more likely than not that the Company will not realize a portion of these deferred tax assets prior to expiration.

Deferred tax assets as of December 31, 2009 include $37.0 million of tax benefits associated with foreign net operating loss carryforwards. These net operating loss carryforwards begin to expire in 2010 and some are subject to local restrictions limiting their utilization. Valuation allowances related to these foreign net operating loss carryforwards and certain other foreign deferred tax assets of $33.4 million as of December 31, 2009 have been established because the available evidence indicates that it is more likely than not that the Company will not realize a portion of these net operating loss carryforwards and deferred tax assets prior to expiration. A deferred tax asset related to foreign net operating loss carryforwards and a related valuation allowance both decreased by $11.2 million during 2009 due to the expiration of certain net operating loss carryforwards, which had no impact on income tax expense.

In addition to the valuation allowances detailed above, the Company has also established a valuation allowance of $2.5 million against its deferred tax asset for certain transaction costs which the available evidence indicates that it is more likely than not that the Company will not realize these deferred tax benefits.

The Company adopted the provisions of new accounting guidance for uncertainties in income taxes as of January 1, 2007, resulting in a $4.2 million increase in the liability for unrecognized tax benefits with an offsetting reduction to opening retained earnings. In addition, the Company reduced a long-term deferred tax asset by $4.0 million with an offsetting reduction to opening retained earnings of $1.9 million and an increase of $2.1 million to long-lived assets as a purchase accounting adjustment related to the 2004 acquisition of Connectivity Solutions. The activity within the liability for unrecognized tax benefits during 2009 and 2008 was as follows:

	Year Ended December 31,	
	2009	2008
Balance at beginning of year	$64,716	$61,254
Increases related to prior periods	6,603	1,570
Decreases related to prior periods	(5,354)	(2,733)
Increases related to current periods	3,455	2,110
Decreases related to settlement with taxing authorities	(172)	(4,911)
Decreases related to lapse in statutes of limitations	(4,931)	(2,305)
Increase related to Andrew acquisition	—	9,731
Balance at end of year	$64,317	$64,716

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2009 and 2008, the Company had accrued approximately $10.2 million and $7.9 million, respectively, for the payment of interest and penalties. During the years ended December 31, 2009, 2008 and 2007, interest and penalties accrued through income tax expense were $2.2 million, $1.6 million and $1.4 million, respectively.

(In Thousands, Unless Otherwise Noted)

The Internal Revenue Service has completed audits of income tax returns filed for years prior to 2007 and has commenced an examination of the Company's 2007 U.S. income tax return. The examination is expected to be completed during 2010. The Company is generally no longer subject to state and local tax examinations for years prior to 2005 and in various foreign jurisdictions for years prior to 2004. The Company's liability for unrecognized tax benefits of $64.3 million as of December 31, 2009 includes $54.0 million that, if recognized, would favorably affect the effective tax rate in future periods. The Company believes it is reasonably possible that the liability for unrecognized tax benefits related to state income taxes, transfer pricing and other foreign tax matters will decrease by $4.0 million to $6.0 million in the next twelve months as a result of the completion of audits or the lapse of statutes of limitations in various jurisdictions. Some or all of this expected decrease in the liability for unrecognized tax benefits may result in payments of cash. In the opinion of management, the Company has adequate reserves with respect to these issues.

As of December 31, 2009, a deferred tax liability in the amount of $12.6 million has been established to reflect the U.S. tax and state tax cost associated with the planned repatriation of that portion of the Company's undistributed foreign earnings that are not considered to be permanently reinvested in foreign operations. The cumulative amount of undistributed earnings from foreign subsidiaries for which no U.S. income taxes have been provided was $637.7 million as of December 31, 2009 as these earnings are considered to be permanently reinvested in foreign operations. Although the Company does not currently intend to repatriate these earnings from foreign subsidiaries, foreign tax credits and other tax planning techniques may be available to reduce the resulting U.S. tax cost in the event of such repatriation.

The following table presents income tax expense (benefit) related to other comprehensive income (loss).

	Year Ended December 31,		
	2009	2008	2007
Gain (loss) on derivative financial instruments	$10,242	$(24,249)	$(2,142)
Foreign currency gain (loss)	(1,050)	(236)	2,144
Gain (loss) on available-for-sale investments	485	(485)	—
Gain (loss) on defined benefit plans	9,607	(21,739)	6,046
	$19,284	$(46,709)	$ 6,048

12. EQUITY-BASED COMPENSATION PLANS

On May 1, 2009, the stockholders of the Company approved an increase in the number of shares of common stock authorized for issuance under the 2006 Long Term Incentive Plan (the 2006 Plan), authorizing an additional 2.3 million shares for issuance, of which no more than 1.3 million shares may be full value awards (stock, restricted stock, restricted stock units or performance awards, as defined). Awards under the 2006 Plan may include stock, stock options, restricted stock, restricted stock units, performance units, performance share units, performance-based restricted stock, stock appreciation rights and dividend equivalent rights for employees and non-employee directors of the Company. As of December 31, 2009, approximately 2.6 million shares were available for future grants under the 2006 Plan, of which 1.6 million may be full value awards.

As of December 31, 2009, $16.3 million of unrecognized compensation costs related to non-vested awards are expected to be recognized over a remaining weighted average period of 1.4 years. There were no significant capitalized equity-based compensation costs at December 31, 2009.

Stock Options

Stock options are awards that allow the recipient to purchase shares of the Company's common stock at a fixed price. Stock options are granted at an exercise price equal to or greater than the Company's stock price at the date of grant. These awards generally vest one-third per year over the three years following the grant date and have a contractual term of ten years.

The following tables summarize the Company's stock option activity and information about stock options outstanding at December 31, 2009 (in thousands, except per share data):

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at December 31, 2008	2,895	$27.55		
Granted	419	$ 9.80	$ 4.74	
Exercised	(77)	$14.12		
Expired or forfeited	(217)	$41.30	$15.83	
Outstanding at December 31, 2009	3,020	$24.44		$25,459
Expected to vest at December 31, 2009	592	$19.42		$ 6,869
Exercisable at December 31, 2009	2,420	$25.72		$18,454

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $1.1 million, $16.8 million and $48.4 million, respectively. The exercise prices of outstanding options at December 31, 2009 were in the following ranges:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
	(in thousands)	(in years)		(in thousands)	
$7.43 to $16.00	1,097	5.8	$11.17	679	$12.01
$16.01 to $26.53	1,009	3.7	$18.00	1,009	$18.00
$26.54 to $42.00	538	6.5	$36.76	356	$34.50
$42.01 to $75.48	376	1.8	$62.80	376	$62.80
$7.43 to $75.48	3,020	4.7	$24.44	2,420	$25.72

The weighted average remaining contractual life of exercisable options at December 31, 2009 was 3.7 years.

The Company uses the Black-Scholes model to estimate the fair value of stock option awards. Key input assumptions used in the model to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company's stock, the risk-free interest rate and the Company's projected dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair values of CommScope stock options. Estimates of fair value are not intended to predict actual future events or the value that will ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. The following table presents the weighted average assumptions used to estimate the fair value of stock option awards granted for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007(1)
Valuation assumptions:			
Expected option term (years)	5.0	7.0	1.5
Expected volatility	55.0%	45.0%	44.6%
Expected dividend yield	—	—	—
Risk-free interest rate	1.70%	3.01%	3.39%
Weighted average fair value per option	$4.74	$20.85	$7.96

(1) All stock options granted in 2007 were part of the consideration for the Andrew acquisition.

Performance Share Units

Performance Share Units (PSUs) are stock awards in which the number of shares ultimately received by the employee depends on Company performance against specified targets. Such awards vest and shares are issued after three years if the performance targets are met. The fair value of each PSU is determined on the date of grant, based on the Company's stock price and the likelihood that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted upward or downward based upon the probable achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized will be based on a comparison of the final performance metrics to the targets specified in the grants. For PSUs granted during 2009, the level of performance achieved was 0%, resulting in a decline in the number of PSUs outstanding as of December 31, 2009.

The following table summarizes the PSU activity for the year ended December 31, 2009 (in thousands, except per share data):

	Performance Share Units	Weighted Average Grant Date Fair Value Per Share
Outstanding and non-vested at December 31, 2008	433	$36.05
Granted	220	$ 9.92
Vested and shares issued	(203)	$30.31
PSU adjustment related to 2009 performance	(213)	$ 9.92
Forfeited	(18)	$29.09
Outstanding and non-vested at December 31, 2009	219	$41.22

Restricted Stock Units

Restricted Stock Unit Awards (RSUs) entitle the holder to shares of common stock after a three-year vesting period. The fair value of the awards is determined on the grant date based on the Company's stock price.

The following table summarizes the RSU activity for the year ended December 31, 2009 (in thousands, except per share data):

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Outstanding and non-vested at December 31, 2008	663	$37.67
Granted	597	$10.25
Vested and shares issued	(213)	$30.75
Forfeited	(53)	$26.06
Outstanding and non-vested at December 31, 2009	994	$23.31

Other

During the year ended December 31, 2009, the Company issued 0.4 million shares of its common stock valued at $10.8 million as employer contributions to the CommScope, Inc. Retirement Savings Plan. This issuance of shares is included as an adjustment to reconcile net income to net cash provided by operating activities on the Consolidated Statement of Cash Flows.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
	2009	2008	2007
Cash paid during the year for:			
Income taxes, net of refunds	$ 55,514	$ 31,765	$ 89,153
Interest	94,564	137,784	4,707
Noncash investing and financing activities:			
Conversion of senior subordinated debentures to common stock	$124,029	$ 76,638	$ —
Issuance of shares in lieu of cash for certain executive bonuses	1,078	—	—
Assets acquired under capital lease	—	5,112	—
Fair value of CommScope, Inc. common stock issued as partial consideration for Andrew acquisition	—	—	255,045

14. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and facilities under operating leases expiring at various dates through 2022. Rent expense was $34.4 million in 2009, $35.7 million in 2008 and $10.6 million in 2007. Future minimum rental payments required under operating leases and capital leases having a remaining term in excess of one year at December 31, 2009 are as follows:

	Operating Leases	Capital Leases
2010	$ 30,946	$3,145
2011	21,113	515
2012	15,009	154
2013	12,729	—
2014	9,135	—
Thereafter	48,637	—
Total minimum lease payments	137,569	3,814
Less: Amount representing interest	—	(242)
	$137,569	$3,572

(In Thousands, Unless Otherwise Noted)

Product warranty reserves are reflected in other current accrued liabilities. The following table summarizes the activity for the years ended December 31, 2009, 2008 and 2007 related to the warranty reserves.

	2009	2008	2007
Reserve at beginning of year	$ 32,866	$ 29,183	$ 2,090
Provision for warranties	13,040	15,188	3,754
Allocation of Andrew purchase price	—	24,291	24,677
Payments	(18,281)	(35,796)	(1,338)
Reserve at end of year	$ 27,625	$ 32,866	$29,183

In addition, the Company is subject to various federal, state, local and foreign laws and regulations governing the use, discharge, disposal and remediation of hazardous materials. Compliance with current laws and regulations has not had, and is not expected to have, a materially adverse effect on the Company's financial condition or results of operations.

As of December 31, 2009, the Company was obligated to purchase approximately $19.7 million of metals under take-or-pay contracts through the first quarter of 2010 that are expected to be taken and consumed in the normal course of operations. Most of these commitments were at prices below market prices as of December 31, 2009.

Legal Proceedings

As a result of a 2007 jury verdict in favor of TruePosition, Inc. and subsequent post-trial proceedings, Andrew LLC is subject to a civil judgment in the amount of $48.6 million (including accrued interest) for patent infringement. The Company has recorded a liability for this amount as of December 31, 2009. The trial court also granted a permanent injunction against further infringing sales. CommScope disagrees with these determinations and continues to believe that the products at issue do not infringe TruePosition's patent. CommScope's appeal is currently pending before the United States Court of Appeals for the Federal Circuit. Subject to the outcome of this and possible additional legal actions taken by the Company and/or TruePosition, the ultimate resolution of this litigation may be materially different than the Company's current estimate, which does not include legal fees the Company may incur in further appeals or other proceedings.

In addition to the TruePosition litigation described above, CommScope is either a plaintiff or a defendant in pending legal matters in the normal course of business; however, management believes none of these legal matters, other than the TruePosition litigation, will have a material adverse effect on the Company's financial statements upon final disposition.

15. INDUSTRY SEGMENTS, MAJOR CUSTOMERS, RELATED PARTY TRANSACTIONS AND GEOGRAPHIC INFORMATION

Segment Information

As a result of the acquisition of Andrew, management reorganized its internal reporting structure, which consequently affected the Company's reportable segments. The Company's four reportable segments, which align with the manner in which the business is managed, are as follows: Antenna, Cable and Cabinets Group (ACCG); Enterprise; Broadband; and Wireless Network Solutions (WNS).

The ACCG segment includes product offerings of primarily passive transmission devices for the wireless infrastructure market including base station antennas, coaxial cable and connectors and microwave antennas as well as secure environmental enclosures for electronic devices and equipment used by wireline and wireless providers. The ACCG segment is largely composed of product lines that were part of legacy Andrew.

The Enterprise segment consists mainly of structured cabling systems for business enterprise applications and connectivity solutions for wired and wireless networks within organizations. The segment also includes coaxial cable for various video and data applications that are not related to cable television.

The Broadband segment consists mainly of coaxial cable, fiber optic cable and conduit for cable television system operators. These products support multi-channel video, voice and high-speed data services for residential and commercial customers using hybrid fiber coaxial (HFC) architecture.

The WNS segment consists of base station subsystems and core network products such as power amplifiers, filters, location-based systems, network optimization analysis systems and products and solutions that extend and enhance the coverage of wireless networks, such as RF repeaters and distributed antenna systems. Base station subsystems and RF products cover all of the major wireless standards and frequency bands and are sold individually or as part of integrated systems. The WNS segment is entirely composed of product lines that were part of legacy Andrew.

The following tables provide summary financial information by reportable segment (in millions):

	As of December 31,	
	2009	2008
Identifiable segment related assets:		
ACCG	$1,906.0	$2,188.8
Enterprise	312.9	334.3
Broadband	334.2	373.1
WNS	617.7	673.5
Total identifiable segment related assets	3,170.8	3,569.7
Reconciliation to total assets:		
Cash, cash equivalents and short-term investments	702.9	412.1
Deferred income taxes	67.6	81.0
Total assets	$3,941.3	$4,062.8

(In Thousands, Unless Otherwise Noted)

	Year Ended December 31,		
	2009	2008	2007
Net sales:			
ACCG	$1,276.4	$1,860.5	$ 407.6
Enterprise	660.6	885.1	899.4
Broadband	472.9	590.9	625.3
WNS	617.7	690.9	—
Inter-segment eliminations	(2.7)	(10.8)	(1.5)
Consolidated net sales	$3,024.9	$4,016.6	$1,930.8
Operating income (loss):			
ACCG	$ 37.9	$ 47.4	$ 63.9
Enterprise	99.8	152.1	151.4
Broadband	81.3	20.3	71.2
WNS	28.5	(309.3)	—
Consolidated operating income (loss)	$ 247.5	$ (89.5)	$ 286.5
Depreciation and amortization:			
ACCG	$ 118.1	$ 119.0	$ 4.2
Enterprise	24.0	23.0	26.5
Broadband	19.0	21.0	18.8
WNS	43.3	55.6	—
Consolidated depreciation and amortization	$ 204.4	$ 218.6	$ 49.5

Customer Information

Sales to Anixter International Inc. and its affiliates (Anixter) accounted for 11%, 11% and 25% of the Company's total net sales during 2009, 2008 and 2007, respectively. These sales were primarily within the Enterprise segment. Sales to Alcatel-Lucent, which primarily relate to their role as an original equipment manufacturer for telecommunications companies, accounted for approximately 11% of the Company's net sales during 2007. These sales to Alcatel-Lucent primarily originated within the ACCG segment. Other than Anixter and Alcatel-Lucent, no customer accounted for 10% or more of the Company's total net sales for 2009, 2008 or 2007.

Accounts receivable from Anixter represented approximately 11% of net accounts receivable as of December 31, 2009. Accounts receivable from Anixter and Alcatel-Lucent represented approximately 11% and 10%, respectively, of net accounts receivable as of December 31, 2008. No other customer accounted for more than 10% of the Company's net accounts receivable as of December 31, 2009 or 2008.

Sales to related parties were less than 1% of net sales in 2009 and less than 2% of net sales in 2008 and 2007. Accounts receivable from related parties were less than 1% of the Company's net accounts receivable as of December 31, 2009 and 2008. Purchases from related parties were less than 1% of operating costs and expenses in 2009, 2008 and 2007. As of December 31, 2009 and 2008, none of the Company's accounts payable were to related parties.

Geographic Information

Sales to customers located outside of the United States comprised 49%, 53% and 33% of total net sales in 2009, 2008 and 2007, respectively. Sales by geographic region, based on the destination of product shipments, were as follows (in millions):

	Year Ended December 31,		
	2009	2008	2007
United States	$1,557.7	$1,903.8	$1,302.9
Europe, Middle East and Africa	677.1	1,112.3	265.8
Asia Pacific	568.9	628.5	177.8
Central and Latin America	158.2	305.3	153.6
Canada	63.0	66.7	30.7
Consolidated net sales	$3,024.9	$4,016.6	$1,930.8

Long-lived assets, excluding intangibles, financial instruments and deferred taxes, consisted substantially of property, plant and equipment and were dispersed by geographic area as follows (in millions):

	As of December 31,		
	2009	2008	2007
United States	$209.0	$251.5	$262.3
Europe, Middle East and Africa	62.8	77.6	92.9
Asia Pacific	106.8	108.8	134.2
Central and Latin America	33.8	30.2	35.9
Total long-lived assets, as defined above	$412.4	$468.1	$525.3

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
2009:				
Net sales	$ 742,251	$ 783,708	$ 750,433	$ 748,467
Gross profit	168,725	229,133	244,786	222,760
Operating income(b)	9,031	74,135	91,168	73,199
Net income (loss)	(20,522)	15,427	45,827	37,067
Basic earnings (loss) per share	(0.29)	0.19	0.49	0.39
Diluted earnings (loss) per share	(0.29)	0.18	0.45	0.37
2008(a):				
Net sales	$1,005,094	$1,087,377	$1,062,297	$ 861,793
Gross profit	222,633	315,618	301,787	239,584
Operating income (loss)(b)(c)	27,777	97,570	127,504	(342,382)
Net income (loss)	(11,049)	40,216	84,687	(342,376)
Basic earnings (loss) per share	(0.16)	0.57	1.20	(4.86)
Diluted earnings (loss) per share	(0.16)	0.50	1.05	(4.86)

(a) The results of operations of Andrew for the period from December 27, 2007 through December 31, 2007 are included in the consolidated results of operations for the first quarter of 2008.

(b) Operating income for each quarter in 2009 included pretax restructuring charges of, in chronological order, $8,703, $8,117, $3,207, and $618. Operating income (loss) for each quarter in 2008 included pretax restructuring charges of, in chronological order, $132, $22,636, $2,356, and $12,476.

(c) Operating loss for the fourth quarter of 2008 included goodwill and other intangible asset impairments of $397,093.

CommScope, Inc.
Schedule II—Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Other(1)	Deductions(2)	Balance at End of Period
Deducted from assets:					
Allowance for doubtful accounts					
Year ended December 31, 2009(3)	$19,307	$(2,192)	$ —	$ 543	$16,572
Year ended December 31, 2008	$22,154	$ 2,034	$ —	$4,881	$19,307
Year ended December 31, 2007	$13,461	$ 1,490	$7,743	$ 540	$22,154

(1) Andrew Corporation balance as of the December 27, 2007 acquisition date.
(2) Uncollectible customer accounts written off, net of recoveries of previously written off customer accounts.
(3) Excludes a $2.3 million recovery of an account related to a WNS segment customer that had previously been written off.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to ensure information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management to allow timely decisions regarding required disclosure and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our Chief Executive Officer and Chief Financial Officer have reviewed the effectiveness of disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K and have concluded that the disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of CommScope is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CommScope's management assessed the effectiveness of CommScope's internal control over financial reporting as of December 31, 2009. In making this assessment, CommScope's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on this assessment, management concludes that, as of December 31, 2009, CommScope's internal control over financial reporting is effective based on the COSO internal control criteria.

CommScope's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of CommScope's internal control over financial reporting.

February 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of CommScope, Inc.

We have audited CommScope, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CommScope, Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CommScope, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CommScope, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2009 and our report dated February 22, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Charlotte, North Carolina
February 22, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is contained in Part I, Item 1 of this Form 10-K and the sections captioned "Management of the Company—Board of Directors of the Company," "Management of the Company—Board Leadership Structure and Committees of the Board," and "Management of the Company—Section 16(a) Beneficial Ownership Reporting Compliance" included in our 2010 Proxy Statement, which sections are incorporated herein by reference.

Code of Ethics for Principal Executive and Senior Financial and Accounting Officers

We have adopted the CommScope, Inc. Code of Ethics for Principal Executive and Senior Financial and Accounting Officers (the "Senior Officer Code of Ethics"), a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and Controller. The Senior Officer Code of Ethics is publicly available on our web site at *www.commscope.com.* If we make an amendment to, or grant a waiver from, a provision of the Senior Officer Code of Ethics, we will disclose the nature of such waiver or amendment on our web site.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is contained in the section captioned "Management of the Company—Executive Officer Compensation" in our 2010 Proxy Statement and is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is presented below or contained in the section captioned "Beneficial Ownership of Common Stock" in our 2010 Proxy Statement, which section is incorporated by reference herein.

EQUITY COMPENSATION PLAN INFORMATION AS OF FISCAL YEAR END

The following table includes information with respect to equity compensation plans (including any individual compensation arrangements under which the Company's equity securities are authorized for issuance to employees or non-employees) as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders	4,232,722(1)	$24.44	2,581,619(2)
Equity compensation plans not approved by security holders	—	—	—
Total	4,232,722	$24.44	2,581,619

(1) Represents (i) shares of common stock to be issued upon exercise of outstanding options granted pursuant to the 1997 Long-Term Incentive Plan, 2006 Long-Term Incentive Plan (2006 LTIP), and the Andrew Corporation Management Incentive Program and the Andrew Corporation Long-Term Incentive Plan

(Andrew Plans); (ii) shares of common stock underlying performance share unit awards granted pursuant to the 2006 LTIP and Andrew Plans in respect of the 2008 performance year (reflecting 71% achieved level of performance); and (iii) shares of common stock underlying restricted stock units granted pursuant to the 2006 LTIP and Andrew Plans. Of the foregoing amounts, only the weighted-average exercise price of the shares of common stock to be issued upon exercise of outstanding options is taken into account in column (b).

(2) Represents shares of common stock that may be issued pursuant to restricted stock units, options and performance share unit awards under the 2006 LTIP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is contained in the sections captioned "Management of the Company—Certain Relationships and Related Party Transactions" and "Management of the Company—Independence of Board Members" in our 2010 Proxy Statement and is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is contained in the section captioned "Proposal Two: Ratification of the Appointment of the Independent Registered Public Accounting Firm" in our 2010 Proxy Statement and is incorporated by reference herein.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed as Part of this Report:

1. *Financial Statements*

   The following consolidated financial statements of CommScope, Inc. are included under Part II, Item 8:

   Reports of Independent Registered Public Accounting Firms

   Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007

   Consolidated Balance Sheets as of December 31, 2009 and 2008

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007

   Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2008 and 2007

   Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*

   Schedule II—Valuation and Qualifying Accounts. Included under Part II, Item 8.

   Certain schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *List of Exhibits.* See Index of Exhibits included herein.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMSCOPE, INC.

Date: February 22, 2010

BY: /S/ FRANK M. DRENDEL

Frank M. Drendel
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ FRANK M. DRENDEL Frank M. Drendel	Chairman of the Board and Chief Executive Officer	February 22, 2010
/S/ JEARLD L. LEONHARDT Jearld L. Leonhardt	Executive Vice President and Chief Financial Officer (Principal financial officer)	February 22, 2010
/S/ MARK A. OLSON Mark A. Olson	Senior Vice President and Controller (Principal accounting officer)	February 22, 2010
/S/ BOYD L. GEORGE Boyd L. George	Director	February 22, 2010
/S/ GEORGE N. HUTTON, JR. George N. Hutton, Jr.	Director	February 22, 2010
/S/ KATSUHIKO OKUBO Katsuhiko Okubo	Director	February 22, 2010
/S/ RICHARD C. SMITH Richard C. Smith	Director	February 22, 2010
/S/ JUNE E. TRAVIS June E. Travis	Director	February 22, 2010
/S/ JAMES N. WHITSON James N. Whitson	Director	February 22, 2010

Index of Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 26, 2007, by and among CommScope, Inc., DJRoss, Inc. and Andrew Corporation (Incorporated herein by reference from the Company's Current Report on Form 8-K dated June 27, 2007 (File No. 1-12929)).
3.1	Amended and Restated Certificate of Incorporation of CommScope, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
3.1.1	Certificate of Elimination of Series A Junior Participating Preferred Stock of CommScope, Inc. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated January 21, 2009 (File No. 1-12929)).
3.2	Amended and Restated By-Laws of CommScope, Inc. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated January 21, 2009 (File No. 1-12929)).
4.1	Subordinated Indenture, dated as of May 28, 2009, between CommScope, Inc. and U.S. Bank National Association, as Trustee (Incorporated herein by reference from the Company's Current Report on Form 8-K dated May 28, 2009 (File No. 1-12929)).
4.2	First Supplemental Indenture, dated as of May 28, 2009, between CommScope, Inc. and U.S. Bank National Association, as Trustee (Incorporated herein by reference from the Company's Current Report on Form 8-K dated May 28, 2009 (File No. 1-12929)).
4.3	Form of 3.25% Senior Subordinated Convertible Notes due 2015 (Incorporated herein by reference from the Company's Current Report on Form 8-K dated May 28, 2009 (File No. 1-12929)).
10.1+	Amended and Restated CommScope, Inc. 1997 Long-Term Incentive Plan (as amended and restated effective May 7, 2004) (Incorporated herein by reference from Appendix B to the Company's definitive Proxy Statement filed with the Commission on March 24, 2004 (File No. 1-12929)).
10.1.1+	Form of Nonqualified Stock Option Agreement under Amended and Restated CommScope, Inc. 1997 Long-Term Incentive Plan (Incorporated herein by reference from the Company's Quarterly Report on From 10-Q for the period ended September 30, 2004 (File No. 1-12929)).
10.1.2+	Form of CommScope, Inc. 1997 Long-Term Incentive Plan Employee Performance Unit Award Agreement (Incorporated by reference herein from the Company's Current Report on Form 8-K dated December 15, 2005 (File No. 1-12929)).
10.1.3+	Form of Director's Nonqualified Stock Option Agreement under Amended and Restated CommScope, Inc. 1997 Long-Term Incentive Plan (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-12929)).
10.2+	Form of Amended and Restated Severance Protection Agreement between the Company and certain executive officers (Incorporated herein by reference from the Company's Current Report on Form 8-K dated March 3, 2009 (File No. 1-12929)).
10.3+	Employment Agreement between Frank Drendel, General Instrument Corporation and CommScope, Inc. of North Carolina, the Letter Agreement related thereto dated May 20, 1993 and Amendment to Employment Agreement dated July 25, 1997 (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12929)).

Exhibit No.	Description
10.4+	CommScope, Inc. Annual Incentive Plan, as amended effective March 24, 2009 (Incorporated herein by reference from the Company's Current Report on Form 8-K dated March 25, 2009 (File No. 1-12929)).
10.5+	CommScope, Inc. Supplemental Executive Retirement Plan, as Amended and Restated effective April 9, 2009 (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009 (File No. 1-12929)).
10.6+	Form of Indemnification Agreement by and among CommScope, Inc., CommScope, Inc. of North Carolina, and their directors and officers (Incorporated by reference herein from the Company's Current Report on Form 8-K dated March 10, 2005 (File No. 1-12929)).
10.7+	Amended and Restated CommScope, Inc. 2006 Long-Term Incentive Plan (Incorporated by reference herein from the Company's Current Report on Form 8-K dated February 28, 2007 (File No. 1-12929)).
10.7.1+	Form of CommScope, Inc. 2006 Long Term Incentive Plan Nonqualified Stock Option Agreement (Annual) and Employee Performance Share Unit Award Agreement (Incorporated by reference herein from the Company's Current Report on Form 8-K dated March 25, 2009 (File No. 1-12929)).
10.7.2+	Form of CommScope, Inc. 2006 Long Term Incentive Plan Director Share Award Agreement (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-12929)).
10.7.3+	Form of CommScope, Inc. 2006 Long-Term Incentive Plan Director's Nonqualified Stock Option Agreement (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-12929)).
10.8+	Andrew Corporation Management Incentive Program, dated November 18, 1999, as amended May 12, 2003, May 14, 2004 and January 22, 2008 (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-12929)).
10.9+	Andrew Corporation Long-Term Incentive Plan, dated November 17, 2004, as amended January 22, 2008 (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-12929)).
10.10	Credit Agreement, dated as of December 27, 2007, by and among CommScope, Inc., Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, the Other Lenders Party thereto, Bank of America Securities LLC, and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., Mizuho Corporate Bank, LTD. and Calyon New York Branch, as Co-Documentation Agents (Incorporated by reference herein from the Company's Current Report on Form 8-K dated December 28, 2007 (File No. 1-12929)).
10.10.1	Amendment No. 1 to the Credit Agreement, dated as of December 24, 2008, among CommScope, Inc., the lenders named therein, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (Incorporated herein by reference from the Company's Current Report on Form 8-K dated December 29, 2008 (File No. 1-12929)).
10.10.2	Amendment No. 2 to the Credit Agreement, dated as of May 20, 2009, among CommScope, Inc., the lenders named therein, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (Incorporated herein by reference from the Company's Current Report on Form 8-K dated May 28, 2009 (File No. 1-12929)).

Exhibit No.	Description
10.11	Purchase and Sale Agreement, dated as of November 5, 2007, by and among Andrew Corporation, Andrew Canada Inc., Andrew Limited, Andrew Holdings (Germany) GmbH and ASC Signal Corporation, as amended by Amendment No. 1 to Purchase and Sale Agreement, dated as of December 20, 2007, by and among Andrew Corporation, Andrew Canada Inc., Andrew Limited, Andrew Holdings (Germany) GmbH and ASC Signal Corporation (Incorporated by reference herein from the Company's Current Report on Form 8-K dated January 4, 2008 (File No. 1-12929)).
10.11.1	Amendment No. 2 to Purchase and Sale Agreement, dated as of December 28, 2007, by and among Andrew Corporation, Andrew Canada Inc., Andrew Limited, Andrew Holdings (Germany) GmbH and ASC Signal Corporation (Incorporated by reference herein from the Company's Current Report on Form 8-K dated January 4, 2008 (File No. 1-12929)).
10.11.2	Amendment No. 3 to Purchase and Sale Agreement, dated as of January 31, 2008, by and among Andrew Corporation, Andrew Canada Inc., Andrew Limited, Andrew Holdings (Germany) GmbH and ASC Signal Corporation (Incorporated by reference herein from the Company's Current Report on Form 8-K dated January 31, 2008 (File No. 1-12929)).
10.12	Agreement, dated as of March 26, 2008, by and among CommScope, Inc., Andrew Corporation, Andrew Corporation Mauritius, Andes Industries, Inc., PCT International, Inc., PCT Mauritius Holding Limited, Mr. Steven Youtsey and PCT Broadband Telecommunications (Yantai) Co., Ltd. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated March 26, 2008 (File No. 1-12929)).
21	Subsidiaries of the Registrant.(1)
23.1	Consent of Ernst & Young LLP.(1)
23.2	Consent of Deloitte & Touche LLP.(1)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).(1)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).(1)
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Item 601(b)(32)(ii) of Regulation S-K).(1)

(1) Filed with this Form 10-K.

+ Management Compensation.

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 21

COMMSCOPE, INC. SUBSIDIARIES

Name	Jurisdiction of Incorporation/ Organization
CommScope, Inc. (Registrant)	Delaware
CommScope, Inc. of North Carolina	North Carolina
Andrew LLC	Delaware
Andrew AG	Switzerland
Andrew Telecommunications (India) Private Limited	India
Andrew Corporation Mauritius	Mauritius
Andrew Telecommunication (China) Co., Ltd.	China
Allen Telecom LLC	Delaware
CommScope International Holdings, LLC	Delaware
Connectivity Solutions Manufacturing, Inc (CSMI)	Delaware
Cable Transport, Inc.	North Carolina

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-158196 on Form S-3 and Registration Statement Nos. 333-39072, 333-54017, 333-33555, 333-29725, 333-90186, 333-116695, 333-134207, 333-148380, 333-157551, and 333-158945 on Form S-8 of our reports dated February 22, 2010, with respect to the consolidated financial statements and schedule of CommScope, Inc. (the "Company") and the effectiveness of internal control over financial reporting of the Company, included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Charlotte, North Carolina
February 22, 2010

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-158196 on Form S-3 and Registration Statement Nos. 333-39072, 333-54017, 333-33555, 333-29725, 333-90186, 333-116695, 333-134207, 333-148380, 333-158945 and 333-157551 on Form S-8 of our report dated February 28, 2008, relating to the 2007 consolidated financial statements and financial statement schedule of CommScope, Inc., appearing in this Annual Report on Form 10-K of CommScope, Inc. and subsidiaries for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 22, 2010

EXHIBIT 31.1

CERTIFICATIONS

I, Frank M. Drendel, certify that:

1. I have reviewed this report on Form 10-K (the "Report") of CommScope, Inc.;
2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;
3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

    (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

By: /S/ FRANK M. DRENDEL

Frank M. Drendel
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Jearld L. Leonhardt, certify that:

1. I have reviewed this report on Form 10-K (the "Report") of CommScope, Inc.;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

By: /S/ JEARLD L. LEONHARDT

Jearld L. Leonhardt
Executive Vice President and Chief Financial Officer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the report of CommScope, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /S/ FRANK M. DRENDEL

Frank M. Drendel
Chairman and Chief Executive Officer

Date: February 22, 2010

By: /S/ JEARLD L. LEONHARDT

Jearld L. Leonhardt
Executive Vice President and Chief Financial Officer

Date: February 22, 2010

Corporate Information

Directors

Frank M. Drendel*
Chairman and Chief Executive Officer
CommScope, Inc.

Boyd L. George*
Chairman and Chief Executive Officer
Alex Lee, Inc.

George N. Hutton, Jr.*
Private Investor

Katsuhiko (Kat) Okubo, Ph.D*
President and Founder
Okubo Technology Management, Inc.,
and former telecommunications executive

Richard C. (Dick) Smith*
Consultant and former executive
of a broadband telecommunications
manufacturer/distributor

June E. Travis*
Officer of a non-profit organization
and former cable television executive

James N. Whitson*
Private Investor

Officers

Frank M. Drendel*
Chairman and Chief Executive Officer

Marvin S. Edwards, Jr.*
President and Chief Operating Officer

Jearld L. Leonhardt*
Executive Vice President
and Chief Financial Officer

Randall W. Crenshaw*
Executive Vice President
and Chief Supply Officer

Edward A. Hally*
Executive Vice President
and Chief Commercial Officer

Philip M. Armstrong, Jr.*
Senior Vice President
Corporate Finance

Barry D. Graham
Vice President and Treasurer

Daniel J. Hartnett
Vice President
Tax

Kap K. Kim
Senior Vice President and
Chief Information Officer

Mark A. Olson*
Senior Vice President
and Controller

Wendell C. Spruill
Vice President
Internal Audit

Robert C. Suffern*
Senior Vice President and
Chief Technology Officer

James L. Wright
Senior Vice President
Human Resources and Assistant Secretary

Frank B. Wyatt, II*
Senior Vice President,
General Counsel and Secretary;
Corporate Compliance and Ethics Officer

Investor Information

Annual Meeting
Friday, May 7, 2010, 1:30 p.m. ET
JPMorgan Chase Conference Center
277 Park Avenue, 17th Floor
New York, NY 10172

Corporate Headquarters
CommScope, Inc.
1100 CommScope Place, SE
Hickory, NC 28602
+1 828.324.2200
800.982.1708 (U.S. only)
Internet users can access information
about CommScope and its products at:
www.commscope.com

Transfer Agent and Registrar
Computershare Shareholder Services
PO Box 43078
Providence, RI 02940
+1 781.575.3100
800.736.3001 (U.S. only)
www.computershare.com/investor

Investor Relations
+1 828.323.4848
Email: investor.relations@commscope.com

Common Stock
CommScope's common stock is listed and traded under the symbol CTV on the New York Stock Exchange. CommScope's stock began trading on July 28, 1997 as a result of a spin-off from General Instrument Corporation.

2009 Stock Price Ranges

	High	Low
First Quarter	$ 17.90	$ 6.89
Second Quarter	$ 27.84	$ 10.79
Third Quarter	$ 33.00	$ 22.64
Fourth Quarter	$ 31.15	$ 24.61

10-K Report
Copies of the company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available to stockholders upon written request to the Investor Relations Department at the company's corporate office.

Corporate Governance
The following information is available from the "Citizenship" page of our website:

- Code of Ethics and Business Conduct
- Corporate Governance Guidelines
- Code of Ethics for Principal Executive and Senior Financial and Accounting Officers
- Charters for our Nominating and Corporate Governance, Audit, and Compensation Committees
- Executive Leadership and Board of Directors' Biographies

The following information is available on the "Investor Relations" page of our website:

- Financial press releases and SEC filings
- Company information
- Stock price information
- Financial information
- Current and past annual reports

** Directors and Officers subject to the reporting requirements of Section 16 of the Exchange Act of 1934.*


CommScope®

1100 CommScope Place, SE / Hickory, NC 28602 / phone: +1 828.324.2200 / www.commscope.com


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